As filed with the Securities and Exchange Commission on January 19, 2005
Registration No. 333-120510

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Universal Truckload Services, Inc.
(Exact name of Registrant as specified in its charter)

Michigan	4213	38-3640097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11355 Stephens Road

Warren, MI 48089
(586) 920-0100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert E. Sigler

Chief Financial Officer
Universal Truckload Services, Inc.
11355 Stephens Road
Warren, MI 48089
(586) 920-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000	D. Kerry Crenshaw Clark Hill PLC 500 Woodward Avenue Suite 3500 Detroit, MI 48226 (313) 965-8300	Mark A. Scudder Heidi Hornung-Scherr Scudder Law Firm, P.C., L.L.O. 411 South 13th Street, Suite 200 Lincoln, NE 68508 (402) 435-3223

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Number of Shares	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Price(2)	Registration Fee(3)

Common Stock, no par value	6,095,000	$121,900,000	14,347.63

(1)	Includes 795,000 shares subject to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)	$14,571 was previously paid to the Securities and Exchange Commission in connection with the original filing of this registration statement on November 15, 2004.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 19, 2005

PRELIMINARY PROSPECTUS

5,300,000 Shares

Common Stock

         This is the initial public offering of common stock by Universal Truckload Services, Inc. We are selling all of the 5,300,000 shares of our common stock being sold in this offering. Prior to this offering, there has been no public market for our common stock. We expect that the public offering price in this offering will be between $18.00 and $20.00 per share. The market price of the shares after this offering may be higher or lower than the offering price. We have applied to include our common stock on the Nasdaq National Market under the symbol “UACL.”

       You should consider the risks we have described in “Risk Factors” beginning on page 9 before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

      The underwriters may purchase up to an additional 795,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of our common stock to the purchasers on or before                     , 2005.

Stephens Inc.

BB&T Capital Markets

Legg Mason Wood Walker
                                                                                                                                    Incorporated

The date of this prospectus is                     , 2005.

      You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

      Universal Truckload Services, Inc. has applied to register MASON DIXON and THE MASON DIXON LINES as trademarks. MASON-DIXON is a registered trademark of The Mason and Dixon Lines, Inc., a subsidiary of Universal Truckload Services, Inc. All other trademarks included herein are the property of their respective owners.

PROSPECTUS SUMMARY

      This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the consolidated financial statements and related notes appearing elsewhere in this prospectus. Unless the context indicates otherwise, the terms “Universal,” “we,” “our” and “us” refers to Universal Truckload Services, Inc. and its subsidiaries.

Our Business

      We are a primarily non-asset based provider of transportation services to shippers throughout the United States and in the Canadian provinces of Ontario and Quebec. Our trucking services include both flatbed and dry van operations and we provide rail-truck and steamship-truck intermodal support services. We also offer truck brokerage services, which allow us to supplement our capacity and provide our customers with transportation for freight not handled by our owner-operators.

      We primarily operate through a contractor network of approximately 560 independent sales agents and over 2,100 owner-operators who provide us with over 2,600 tractors and approximately 1,700 trailers. Customer relationships are primarily managed by our agents who solicit freight directly from shippers and provide dispatch and other services to our owner-operators. Of our approximately 560 agents, 327 generated more than $100,000 of operating revenues and 79 generated more than $1.0 million of operating revenues in 2003. Our owner-operators own, operate and maintain their tractors and approximately 53% of the trailers used in our business. Some of our owner-operators also act as fleet contractors and provide us with multiple tractors and drivers. In return for their services, we pay our agents and owner-operators fixed commissions based on a percentage of the revenue they generate for us. This network of agents and owner-operators allows us to minimize our investment in tractors and trailers, manage our sales effort in a manner we believe is more efficient than employing a large sales staff, and maximize the variable portion of our cost structure. In addition, through our brokerage operations, we are able to expand our capacity by arranging for other carriers to transport shipments when we generate more freight business than our owner-operators can service.

      Our operating revenues and net income for the thirty-nine weeks ended October 2, 2004 were $247.9 million and $7.6 million, respectively. Since 1999, our operating revenues have increased to $277.7 million in 2003 from $144.5 million, a compounded annual growth rate of 17.7%, and our net income has increased to $8.7 million in 2003 from $4.2 million in 1999, a compounded annual growth rate of 20.2%. These increases are the result of both the organic growth of our operating subsidiaries and the consummation of carefully selected strategic acquisitions. We believe our commission schedule, prompt payment practices, industry reputation, financial stability, back office support and national freight network help us to attract agents and owner-operators. In addition, we have acquired the operations of five transportation companies since October 2000 and are continually evaluating new acquisition opportunities.

Non-Asset Based Strategy

      We employ a primarily non-asset based business model. Substantially all of our tractors and approximately 53% of our trailers are provided by our owner-operators. In addition, our use of agents reduces our need for sizable non-driver facilities. The primary physical assets we provide to our agents and owner-operators include a portion of our trailer fleet, our headquarters facility, our management information systems and our intermodal depot facilities. We believe that our business model offers the following advantages compared with primarily asset-based trucking companies that own significant tractor fleets and use an employee sales force:

•	Variable cost structure. Our use of agents and owner-operators provides us with flexibility to quickly respond to increases and decreases in customer demand while minimizing the risk of high fixed costs and underutilized assets. In 2003 and the thirty-nine weeks ended October 2, 2004, approximately 86.2% and 86.6%, respectively, of our total operating expenses were variable in nature.

•	Reduced capital expenditures. Our operating revenues have grown from $144.5 million in 1999 to $277.7 million in 2003, while we have spent an aggregate of $15.4 million on capital expenditures over the same period. For the thirty-nine weeks ended October 2, 2004, our operating revenues were $247.9 million and our capital expenditures were $2.9 million.

•	Higher financial returns. Given similar operating performance, we believe our low fixed costs and capital expenditure requirements produce higher returns on assets than many of our asset-based competitors. In 2003 we achieved a 13.9% return on average assets.

•	Entrepreneurial spirit. Our agents and owner-operators are business owners who are compensated based on the revenue they produce. We believe this motivates them to be productive and offer quality service in a safe, efficient manner.

Growth Strategy

      We believe that our flexible business model offers us substantial opportunities to grow. The key elements of our growth strategy are as follows:

•	Grow our brokerage operations. Our brokerage services have grown substantially, expanding to $43.0 million in operating revenues in 2003, from $13.6 million in 1999, a compounded annual growth rate of 33.5%. For the thirty-nine weeks ended October 2, 2004, our brokerage services operating revenues were $46.7 million. We intend to continue to grow this business because it requires little capital and gives our agents an opportunity to expand their revenues.

•	Make strategic acquisitions. Acquisitions have been an important part of our growth and we continually evaluate strategic acquisition opportunities. Since our predecessor was founded in 1981, we have successfully integrated seven acquisitions, four of which we have consummated since October 2000. In addition, on November 1, 2004 we acquired substantially all of the assets of Nunn, Yoest, Principals & Associates, Inc., or NYP, a rail and truck brokerage firm. Our integration strategy is to centralize administrative functions of acquired businesses at our headquarters while maintaining the localized operations of the acquired businesses and maintaining the target’s network of agents and owner-operators.

•	Expand our network of agents and owner-operators. We intend to continue recruiting qualified agents and owner-operators in order to penetrate new markets and expand our operations in existing markets. We believe that increasing costs and consolidation within the trucking industry have created substantial uncertainty for agents, owner-operators and shippers. This uncertainty has led to a desire within these constituencies to associate themselves with a stable company that has an established market presence.

•	Expand our intermodal support services. Our operating revenues from intermodal support services were $28.9 million in 2003 and $25.9 million for the thirty-nine weeks ended October 2, 2004. Intermodal support services consist primarily of short to medium distance deliveries of rail and steamship containers between the rail station or port and the customer. We intend to grow our intermodal support services by expanding our service offerings, acquiring or renting additional intermodal facilities and also expanding our network of intermodal agents.

Recent Developments

      On August 8, 2004, we acquired all of the issued and outstanding common stock of AFA Enterprises, Inc., or AFA, for aggregate consideration of $15.3 million in cash. Substantially all of AFA’s revenue is generated through Great American Lines, Inc., its operating subsidiary. Great American Lines is a primarily non-asset based provider of transportation services, operating primarily east of the Mississippi River. Great American Lines offers flatbed, dry van and brokerage services. As of December 31, 2004,

AFA and its subsidiaries had 139 employees, 24 agents and 413 owner-operators, who operated 422 tractors and 443 trailers. In addition, as of December 31, 2004, AFA owned 40 tractors and 83 trailers and leased 8 tractors. In 2003 and from January 1, 2004 through August 7, 2004, AFA had operating revenues of $70.6 million and $48.9 million, respectively. See “Unaudited Pro Forma Financial Information” for a description of the pro forma effect of the acquisition of AFA on our financial results. The acquisition of AFA was funded through borrowings under our secured line of credit.

      On November 1, 2004, we acquired the furniture, fixtures and customer list of NYP for aggregate consideration of $1.6 million in cash. In addition, under the asset purchase agreement entered into in connection with the transaction, we will pay additional cash consideration to the former owners of NYP equal to 1.5% of the operating revenues generated by our CrossRoad Carriers business, subject to certain limitations, through November 2007. We used these assets to establish our CrossRoad Carriers, Inc. operating subsidiary. CrossRoad Carriers is a rail and truck brokerage firm, operating primarily east of the Mississippi River. As of December 31, 2004, CrossRoad Carriers had 42 employees. In 2003 and for the nine months ended September 30, 2004, NYP had operating revenues of approximately $23.6 million and $25.3 million, respectively, and net income of approximately $203,000 and $1.2 million, respectively. See “Unaudited Pro Forma Financial Information” for a description of the pro forma effect of the acquisition of NYP on our financial results. The acquisition of the assets of NYP was funded through borrowings under our secured line of credit.

Corporate Information

      We were incorporated in Michigan on December 11, 2001. Our predecessor, Universal Am-Can Ltd., began operations in 1981. Our principal executive offices are located at 11355 Stephens Road, Warren, Michigan 48089 and our telephone number is (586) 920-0100. Our website address is www.goutsi.com. The information contained on, or accessible through, our website is not part of this prospectus.

      All of our outstanding common stock is currently held by Matthew T. Moroun and a trust controlled by Manuel J. Moroun, Matthew T. Moroun’s father. Assuming no exercise of the underwriters’ over-allotment option, after this offering we expect that Matthew T. Moroun and the trust controlled by Manuel J. Moroun will collectively own approximately 65.4% of our outstanding common stock.

Risk Factors

      An investment in our common stock involves a high degree of risk. Potential investors should carefully consider the risk factors set forth under “Risk Factors” beginning on page 9 and the other information contained in this prospectus prior to making an investment decision regarding our common stock.

The Offering

Common stock being offered	5,300,000 shares

Common stock to be outstanding after this offering	15,322,500 shares

Use of proceeds	We estimate that our net proceeds from this offering will be $92.1 million, assuming an initial public offering price of $19.00 per share. We intend to use (1) $50.0 million of the net proceeds from this offering to pay the dividend declared by our board of directors on December 28, 2004 that is payable to CenTra, Inc., our sole shareholder on the record date for such dividend, (2) $32.5 million of our net proceeds from this offering to repay outstanding debt under our secured lines of credit, including accrued interest thereon, and (3) the balance of our net proceeds from this offering for working capital and other general corporate purposes, including expanding our network of agents and owner-operators and the acquisition of complementary businesses. We currently have no specific acquisition plans. See “Use of Proceeds.”

Dividend policy	Except for the dividend payable to CenTra described below, we currently intend to retain any future earnings to finance the growth of our business and do not anticipate paying cash dividends in the future.

Since October 2, 2004, our board of directors declared a cash dividend of $3.1 million that was paid in October 2004 and a cash dividend of $50.0 million. In addition, our board of directors declared and paid three in-kind dividends in October 2004 with an aggregate fair value of $5.9 million. The $50.0 million cash dividend is payable to CenTra, our sole shareholder on the record date for this dividend. We expect to pay the $50.0 million cash dividend immediately after this offering with a portion of our net proceeds. Shareholders who purchase our shares in this offering will not participate in this dividend. See “Dividend Policy.”

Proposed Nasdaq National Market symbol	UACL

      The number of shares shown to be outstanding shares after this offering is based upon 10,022,500 shares outstanding as of December 31, 2004, and excludes:

•	260,000 shares of common stock issuable upon the exercise of options outstanding under our stock incentive plan as of December 31, 2004 with an exercise price per share equal to the closing price of our common stock on the first day of trading, as reported on the Nasdaq National Market; and

•	240,000 additional shares available for future issuance under our stock incentive plan.

      The underwriters have the option to purchase up to 795,000 additional shares from us to cover over-allotments of shares.

      Except as otherwise indicated, all information in this prospectus assumes:

•	a 211-for-1 stock split of shares of our common stock which was effected on November 4, 2004;

•	an initial public offering price of $19.00 per share, the mid-point of the initial public offering price range per share set forth on the cover of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

Summary Historical and Pro Forma Financial and Operating Data

      Universal Truckload Services, Inc. was incorporated on December 11, 2001 for the purpose of holding all of the shares of our operating subsidiaries. Prior to December 31, 2001, we conducted our operations through several independent operating subsidiaries, all of which were owned directly by CenTra. We refer to the combined operations of these subsidiaries as our predecessor, and the financial results for our predecessor included in this prospectus have been presented on a combined basis. On December 31, 2001, CenTra completed a corporate reorganization pursuant to which all of our operating subsidiaries became wholly owned subsidiaries of Universal Truckload Services, Inc. On December 31, 2004, CenTra distributed all of our shares held by it to its shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun.

      The following table is a summary of the historical financial and operating data for us and our predecessor as of and for the periods presented, on an actual historical basis, on a pro forma basis and on a pro forma as adjusted basis. You should read this data together with the information included under the headings “Unaudited Pro Forma Financial Information,” “Selected Historical and Pro Forma Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The following financial information may not be indicative of our future performance and does not reflect what our results of operations and financial position would have been if we had operated as a single stand-alone entity during all of the periods presented. In addition, the pro forma and pro forma as adjusted financial information does not purport to represent what our results of operations, financial position and operating data would have been if the transactions set forth below had occurred as of the dates indicated or what our results of operations or financial position will be for future periods.

      Pro Forma Financial and Operating Data. The pro forma financial information and operating data for the year ended December 31, 2003 and the thirty-nine weeks ended October 2, 2004 give effect to (1) our acquisitions of AFA and NYP, (2) the related financing for such acquisitions, (3) the reduction of the compensation and fringe benefits paid by AFA to its former chairman and by NYP to its former shareholders to reflect the terms of the consulting and employment agreements entered into in connection with the acquisitions and (4) the effects of the pro forma adjustments on income taxes and the recording of income taxes on the net income of AFA and NYP. The pro forma balance sheet data as of October 2, 2004 gives effect to (1) the acquisition of NYP described above; (2) the declaration and payment of a $3.1 million cash dividend to CenTra which occurred on October 19, 2004; (3) the declaration and payment to CenTra of three in-kind distributions on October 3, 2004 and October 19, 2004 with an aggregate fair value of $5.9 million; (4) the exchange of one of our terminal yards in Detroit, Michigan for an office building in Tampa, Florida owned by CenTra and the payment of $94,000 to CenTra equaling the difference between the fair values of the properties exchanged, which took place on December 28, 2004; and (5) the declaration on December 28, 2004 of a $50.0 million cash dividend payable to CenTra. In addition, for all periods except the years ended December 31, 2001 and 2002 and the thirty-nine weeks ended September 27, 2003, the pro forma average common shares outstanding and pro forma net income per share data presented includes 3,129,202 additional shares of common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of our undistributed net income for the twelve months ended October 2, 2004, which would have totalled $53.7 million. The additional common shares were calculated using an assumed initial public offering price of $19.00 per share. See note 1 below for the calculation of pro forma average shares outstanding for each period.

      Pro Forma As Adjusted Financial and Operating Data. The pro forma as adjusted financial information and operating data for the year ended December 31, 2003 and as of and for the thirty-nine weeks ended October 2, 2004 give further effect to our issuance and sale of 5,300,000 shares of common stock in this offering at the assumed initial public offering price of $19.00 per share and the application of our net proceeds from this offering as described in “Use of Proceeds.”

      With respect to the pro forma financial data, the pro forma transactions described above have been applied with respect to statements of income data, as if the applicable transactions had occurred on January 1, 2003, and with respect to balance sheet data, as if the applicable transactions had occurred on October 2, 2004.

	Predecessor	Universal Truckload Services, Inc.				Pro Forma		Pro Forma As Adjusted

				Thirty-Nine
	Year Ended December 31,			Weeks Ended			Thirty-Nine		Thirty-Nine
						Year Ended	Weeks Ended	Year Ended	Weeks Ended
				September 27,	October 2,	December 31,	October 2,	December 31,	October 2,
	2001	2002	2003	2003	2004	2003	2004	2003	2004

				(Unaudited)		(Unaudited)		(Unaudited)

	(In thousands, except per share information, operating data and percentages)
Statements of Income Data:
Operating revenues	$213,294	$252,812	$277,698	$202,394	$247,907	$371,942	$322,179	$371,942	$322,179
Operating expenses	204,927	240,627	263,631	192,549	235,328	354,220	305,295	354,220	305,295

Income from operations	8,367	12,185	14,067	9,845	12,579	17,722	16,884	17,722	16,884
Interest expense (income), net	(30)	182	246	184	399	1,060	954	129	165

Income before provision for income taxes	8,397	12,003	13,821	9,661	12,180	16,662	15,930	17,593	16,719
Provision for income taxes	3,232	4,530	5,103	3,567	4,545	6,148	5,942	6,492	6,236

Net income	$5,165	$7,473	$8,718	$6,094	$7,635	$10,514	$9,988	$11,101	$10,483

Earnings per common share:
Basic	$0.49	$0.71	$0.87	$0.61	$0.76	$1.05	$1.00	$0.72	$0.68
Diluted	0.49	0.71	0.87	0.61	0.76	1.05	1.00	0.72	0.68
Average common shares outstanding:
Basic	10,550	10,550	10,023	10,023	10,023	10,023	10,023	15,323	15,323
Diluted	10,550	10,550	10,023	10,023	10,023	10,023	10,023	15,323	15,323
Pro forma earnings per common share (unaudited)(1):
Basic			$0.66		$0.58	$0.80	$0.76	$0.74	$0.70
Diluted			0.66		0.58	0.80	0.76	0.74	0.70
Pro forma average common shares outstanding (unaudited)(1):
Basic			13,152		13,152	13,152	13,152	14,989	14,989
Diluted			13,152		13,152	13,152	13,152	14,989	14,989
Cash dividends declared per common share(2)	$—	$0.57	$—	$—	$—	$—	$5.30	$—	$5.30

	Universal Truckload Services, Inc.

				Pro Forma
			Pro Forma	As Adjusted

	December 31,	October 2,	October 2,	October 2,
	2003	2004	2004	2004

			(Unaudited)

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$423	$2,556	$—	$9,587
Total assets	66,840	103,448	100,123	109,710
Lines of credit and long-term debt, including current portion	16,644	36,260	38,473	6,009
Total shareholder’s equity (deficit)	31,486	35,078	(20,265)	71,786

(footnotes on following pages)

	Predecessor	Universal Truckload Services, Inc.				Pro Forma		Pro Forma As Adjusted

				Thirty-Nine
	Year Ended December 31,			Weeks Ended			Thirty-Nine		Thirty-Nine
						Year Ended	Weeks Ended	Year Ended	Weeks Ended
				September 27,	October 2,	December 31,	October 2,	December 31,	October 2,
	2001	2002	2003	2003	2004	2003	2004	2003	2004

				(Unaudited)		(Unaudited)		(Unaudited)

	(In thousands, except per share information, operating data and percentages)
Other Financial Data:
Pretax margin	3.9%	4.7%	5.0%	4.8%	4.9%	4.5%	4.9%	4.7%	5.2%
EBITDA(3)	$8,676	$14,595	$16,930	$11,957	$15,292	$21,998	$20,460	$21,998	$20,460
Capital expenditures(4)	$139	$11,369	$3,643	$245	$2,873	$3,670	$2,954	$3,670	$2,954
Return on average assets(5)	14.8%	15.3%	13.9%	n/a	n/a	11.5%	n/a	10.5%	n/a
Operating Data (unaudited):
Number of agents(6)	309	352	327	331	358	350	358	350	358
Average number of tractors provided by owner-operators	1,892	2,230	2,114	2,143	2,205	2,526	2,618	2,526	2,618
Number of employees (at end of period)	286	293	271	269	414	412	455	412	455
Average operating revenues per loaded mile(7)	$1.54	$1.54	$1.66	$1.63	$1.84	$1.75	$1.88	$1.75	$1.88
Average operating revenues per load(7)	$804	$852	$907	$892	$906	$790	$814	$790	$814
Average length of haul (in miles)(7)	523	553	547	548	493	452	432	452	432
Number of loads(7)	219,919	266,198	274,213	202,860	245,011	404,224	332,697	404,224	332,697

(1)	Pro forma earnings per common share (unaudited) and pro forma average common shares outstanding (unaudited) gives effect only to the shares to be issued in this offering, the proceeds of which would have been necessary to pay (after payment of underwriting discounts and commissions and estimated offering expenses payable by us) the cash and in-kind distributions in excess of our undistributed net income for the twelve months ended October 2, 2004 and the $32.5 million of our indebtedness. These calculations do not reflect the issuance of any other shares to be sold in this offering. The following table sets forth the calculation of pro forma average common shares outstanding (unaudited). Shares issued for repayment of $32.5 million of indebtedness are reflected only in the pro forma as adjusted information because such repayment is contingent upon the consummation of this offering. For a description of the calculation of the number of shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004, see note (f) to our unaudited pro forma statements of income included under the heading “Unaudited Pro Forma Financial Information.”

	Actual		Pro Forma		Pro Forma As Adjusted

	Year Ended	Thirty-Nine	Year Ended	Thirty-Nine	Year Ended	Thirty-Nine
	December 31,	Weeks Ended	December 31,	Weeks Ended	December 31,	Weeks Ended
	2003	October 2, 2004	2003	October 2, 2004	2003	October 2, 2004

	(In thousands)
Pro forma average common shares outstanding — Basic:
Actual	10,023	10,023	10,023	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	—	—	1,837	1,837

Total	13,152	13,152	13,152	13,152	14,989	14,989

Pro forma average common shares outstanding — Diluted:
Actual	10,023	10,023	10,023	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	—	—	1,837	1,837

Total	13,152	13,152	13,152	13,152	14,989	14,989

(2)	Does not include in-kind distributions paid to CenTra in December 2003 consisting of a $4.5 million loan receivable from CenTra and the three in-kind distributions paid to CenTra in October, 2004 with an aggregate fair value of $5.9 million.

(3)	EBITDA represents earnings from continuing operations before interest, taxes, depreciation and amortization. Our management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities. Investors also should note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

EBITDA is calculated in the following manner for each of the periods presented:

	Predecessor	Universal Truckload Services, Inc.				Pro Forma		Pro Forma As Adjusted

				Thirty-Nine
	Year Ended December 31,			Weeks Ended			Thirty-Nine		Thirty-Nine
						Year Ended	Weeks Ended	Year Ended	Weeks Ended
				September 27,	October 2,	December 31,	October 2,	December 31,	October 2,
	2001	2002	2003	2003	2004	2003	2004	2003	2004

				(Unaudited)			(Unaudited)	(Unaudited)

				(In thousands)
Net income	$5,165	$7,473	$8,718	$6,094	$7,635	$10,514	$9,988	$11,101	$10,483
Add (subtract):
Interest (income) expense, net	(30)	182	246	184	399	1,060	954	129	165
Provision for income taxes	3,232	4,530	5,103	3,567	4,545	6,148	5,942	6,492	6,236
Depreciation and amortization	309	2,410	2,863	2,112	2,713	4,276	3,576	4,276	3,576

EBITDA	$8,676	$14,595	$16,930	$11,957	$15,292	$21,998	$20,460	$21,998	$20,460

(4)	Excludes amounts spent in connection with the acquisition of businesses in each period as follows: $866,000 in the year ended December 31, 2001, $41,000 in the year ended December 31, 2003, $41,000 for the thirty-nine weeks ended September 27, 2003 and $7.6 million for the thirty-nine weeks ended October 2, 2004.

(5)	Net income divided by average assets during the period. Average assets are the sum of our total assets at the end of the fiscal year and our total assets at the end of the prior fiscal year divided by two.

(6)	Includes only those agents who generated at least $100,000, on an annualized basis, in operating revenues during the period indicated.

(7)	Includes fuel surcharges and excludes operating data from our intermodal support services in order to improve the relevance of the statistical data related to our truckload and brokerage services and improve the comparability to our peer companies. The pro forma combined and pro forma as adjusted data excludes the operating results from NYP. NYP did not track this statistical data for the periods presented.

RISK FACTORS

      The value of your investment will be subject to the significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Risks Relating to Our Business

We primarily rely on owner-operators to provide transportation services to our customers, and continued reliance primarily on owner-operators, as well as reductions in our pool of available driver candidates could limit our growth.

      The transportation services that we provide are primarily carried out by owner-operators who are generally responsible for paying for their own equipment, fuel and other operating costs. Our owner-operators provide substantially all of the tractors and approximately 53% of the trailers used in our business. Owner-operators make up a relatively small portion of the pool of all truck drivers. Thus, continued reliance primarily on owner-operators could limit our ability to grow.

      In addition, the following factors recently have combined to create a difficult operating environment for owner-operators:

•	increases in the prices of new and used tractors;

•	a tightening of financing sources available to owner-operators for the acquisition of equipment;

•	high fuel prices; and

•	increases in insurance costs.

In recent years, these factors have caused many owner-operators to join company-owned fleets or to exit the industry entirely. As a result of a smaller available pool of qualified owner-operators, the already strong competition among carriers for their services has intensified. Due to the difficult operating environment and intense competition, turnover among owner-operators in the trucking industry is high. Through November 30, 2004, our owner-operator turnover rate for 2004 was approximately 84.2%. Additionally, our agreements with our owner-operators are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified owner-operators to replace those who have left our fleet. If we are unable to retain our existing owner-operators or recruit new owner-operators, it could have a materially adverse effect on our business and results of operations.

      In the event that the current operating environment for owner-operators does not improve or worsens, we may be required to adjust our owner-operator compensation package or, alternatively, to acquire more of our own revenue equipment and seat it with employee drivers in order to maintain or increase the size of our fleet. The adoption of either of these measures could materially and adversely affect our financial condition and results of operations. If we are required to increase the compensation of owner-operators, our results of operations would be adversely affected to the extent increased expenses are not offset by higher freight rates. If we elect to purchase more of our own tractors and hire additional employee drivers, our capital expenditures would increase, we would incur additional employee benefits costs and depreciation, interest, and/or equipment rental expenses, our financial return on our assets would decline and we would be exposed to the risks associated with implementing a business model with which we have limited experience.

We heavily rely upon our agents to develop customer relationships and to locate freight, and the loss of any agent or agents responsible for a significant portion of our revenue could adversely affect our revenue and results of operations.

      We heavily rely upon our agents to market our transportation services, to act as intermediaries with customers and to recruit owner-operators. Although we employ a small field management staff that maintains direct relationships with some of our larger, national customers and is responsible for supporting, coordinating and supervising our agent’s activities, the primary relationship with our customers generally is with our agents and not directly with us. We rely on verbal agreements with our agents and these verbal agreements do not obligate our agents to provide us with a specific amount of service or to refer freight exclusively to us. Our reliance on verbal agreements may increase the likelihood that we or our agents have a disagreement or a misunderstanding of our and their respective rights and obligations. In addition, in the event of a dispute with one of our agents, we may not be able to verify the terms of the agreement.

      We compete with other trucking companies that utilize agent networks both to recruit quality agents and for the business that they generate, which typically involves both competition with respect to the freight rates that we charge shippers and the compensation paid to the agents. There can be no assurance that we will be able to retain our agents or that our agents will continue to refer to us the amount of business that they have in the past. In 2003, 79 of our agents generated more than $1.0 million in operating revenues each and our five largest revenue-producing agents generated an aggregate of approximately 8.1% of our operating revenues. If we were to lose the service of an agent or agents responsible for a significant portion of our operating revenues or if any such agent or agents were to significantly reduce the volume of business that they refer to us, it would have a materially adverse effect on our operating revenues and results of operations. Further, if we were required to increase the compensation we pay to agents in order to retain, or maintain business volumes with them, our operating results would be adversely affected to the extent that we could not pass these increased costs on to our customers.

We self-insure for a significant portion of our potential liability for auto liability, workers’ compensation and general liability claims. One or more significant claims, our failure to adequately reserve for such claims, or the cost of maintaining our insurance, could have a materially adverse impact on our financial condition and results of operations.

      Historically, each of our operating subsidiaries, other than AFA, maintained insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. AFA maintained insurance against the first $2.0 million of liability for individual auto liability and general liability claims, subject to a $150,000 deductible per occurrence. AFA also maintained insurance against the first $500,000 of liability for workers’ compensation claims.

      Effective December 1, 2004, we revised our insurance coverage so that Universal Truckload Services, Inc., and each of its operating subsidiaries, including AFA and CrossRoad Carriers, maintains insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. In addition, each of our operating subsidiaries and Universal Truckload Services, Inc. also maintains $10.0 million of excess auto liability coverage for individual claims in excess of $10.0 million. We self-insure for amounts between $1.0 million and $10.0 million, and for all amounts over $20.0 million, related to auto liability claims. We also self-insure for all workers’ compensation and general liability claims over $1.0 million and for 100% of all cargo and equipment damage claims. In addition, we are responsible for all of the legal expenses related to claims, or the portion of claims, that we self-insure. As of October 2, 2004, we did not have any reserves for auto liability, workers’ compensation or general liability claims. We do establish reserves for anticipated losses and expenses related to cargo and property damage claims, and we will establish reserves relating to auto liability, workers’ compensation and general liability claims in the future as appropriate. Our reserves have been and will be periodically evaluated and adjusted to reflect our experience.

      The nature of our industry is that auto accidents occur and, when they do, they almost always result in equipment damage and they often result in injuries or death. Since January 1, 2000, approximately 0.2% of our total casualty claims exceeded $1.0 million. If we experience claims that are not covered by our insurance or that exceed our reserves, or if we experience claims for which coverage is not provided, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition and results of operations.

      The levels of our insurance coverage described above are greater than we have historically maintained. Accordingly, as a result of increased premiums, we expect our insurance and claims expense to increase over historical levels, even if we do not experience an increase in the number of insurance claims. Insurance carriers recently have significantly raised premiums for many businesses, including trucking companies. If this continues, the cost of maintaining our insurance would increase. In addition, if we decide to increase our insurance coverage in the future, our costs would be expected to further increase.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

      Our business is dependent upon a number of general economic and business factors that may have a materially adverse effect on our results of operations. Many of these are beyond our control, including new equipment prices and used equipment values, interest rates, fuel taxes, tolls, and license and registration fees, all of which could increase the costs borne by our owner-operators, and capacity levels in the trucking industry, particularly in the market segments and geographic regions in which we operate.

      We also are affected by recessionary economic cycles, changes in inventory levels, and downturns in customers’ business cycles, particularly in market segments and industries where we have a significant concentration of customers, such as automotive, steel and other metals, building materials and machinery. Economic conditions may adversely affect our customers, their need for our services or their ability to pay for our services. Adverse changes in any of these factors could have a materially adverse effect on our business and results of operations.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address factors that may adversely affect our revenue and costs relative to our competitors.

      Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	we compete with many other truckload carriers of varying sizes and to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment, a broader coverage network, a wider range of services and greater capital resources than we do;

•	some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our operating margins or maintain significant growth in our business;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected;

•	many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

•	the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	competition from Internet-based and other brokerage companies may adversely affect our relationships with our customers and freight rates; and

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve the ability of smaller carriers to compete with us.

Fluctuations in the price or availability of fuel and our ability to collect fuel surcharges may affect our ability to retain or recruit owner-operators.

      Our owner-operators bear the costs of operating their tractors, including the cost of fuel and fuel taxes. The tractors operated by our owner-operators consume large amounts of diesel fuel. Diesel fuel prices fluctuate greatly due to economic, political and other factors beyond our control. For example, average weekly diesel fuel prices ranged from $1.98 per gallon to $2.21 per gallon in the fourth quarter of 2004, compared with $1.44 per gallon to $1.50 per gallon in the fourth quarter of 2003. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. These arrangements will not fully protect our owner-operators from fuel price increases. If costs for fuel escalate significantly it could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. Our owner-operators also may seek higher compensation from us in the form of higher commissions, which could have a materially adverse effect on our results of operations. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our business and results of operations.

We may not be able to successfully execute our acquisition strategy, which could cause our business and future growth prospects to suffer.

      One component of our growth strategy is to pursue strategic acquisitions of truckload and other transportation companies that meet our acquisition criteria. However, suitable acquisition candidates may not be available on terms and conditions we find acceptable. In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources than we do. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete strategic acquisitions that we otherwise find desirable. Further, if we succeed in consummating strategic acquisitions, our business, financial condition and results of operations may be negatively affected because:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;

•	we may assume liabilities that were not disclosed to us or exceed our estimates;

•	we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract our management and divert our resources;

•	we may experience difficulties operating in markets in which we have had no or only limited direct experience;

•	we may lose the customers, key employees, agents and owner-operators of the acquired company;

•	we may finance future acquisitions by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;

•	we may incur additional debt related to future acquisitions; or

•	we may acquire companies that derive a portion of their revenues from asset-based operations and experience unforeseen difficulties in integrating this unfamiliar business model.

If we are unable to retain our executive officers, our business and results of operations could be harmed.

      We are highly dependent upon the services of our executive officers and the officers of our operating subsidiaries. We do not maintain key-man life insurance on any of these persons. The loss of the services of any of these individuals could have a materially adverse effect on our operations and future profitability. We also need to continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. The market for qualified employees can be highly competitive, and we cannot assure you that we will be able to attract and retain the services of qualified executives, managers or other employees.

We operate in a highly regulated industry and increased costs of compliance with, liability for violation of, or changes in, existing or future regulations could have a materially adverse effect on our business.

      The U.S. Federal Motor Carrier Safety Administration, or FMCSA, and various state and local agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety and insurance requirements. Our owner-operators must comply with the safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours-of-service. There also are regulations specifically relating to the trucking industry, including testing and specifications of equipment and product handling requirements. These measures could disrupt or impede the timing of our deliveries and we may fail to meet the needs of our customers. The cost of complying with these regulatory measures, or any future measures, could have a materially adverse effect on our business or results of operations. On January 4, 2004, new FMCSA hours-of-service regulations took effect. However, after nine months of operation under the new regulations, citizens’ advocacy groups successfully challenged the new regulations in court, alleging that they were developed without properly considering issues of driver health. Pending further action by the courts or the effectiveness of new rules addressing the issues raised by the appellate court, Congress has enacted a law that extends the effectiveness of the new rules until September 30, 2005. Any further court action or changes to the new FMCSA hours-of-service rules could adversely affect our business or results of operations.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      Our operations involve the risks of fuel spillage and environmental damage, among others, and we are subject to various environmental laws and regulations. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, we could be subject to substantial fines or penalties and to criminal and civil liability, which could have a materially adverse effect on our business and operating results. In addition, claims for environmental liabilities arising out of property contamination have been asserted against us from time to time. Such claims, in some instances, have been associated with businesses related to entities we acquired and have been based on conduct that occurred prior to our acquisition of those entities. While none of the claims identified to date have resulted in a material liability to us, additional environmental liabilities relating to any of our former operations or any entities we have acquired could be identified and give rise to claims against us involving significant losses.

A determination by regulators that our agents and owner-operators are employees could expose us to various liabilities and additional costs.

      From time to time, tax and other regulatory authorities have sought to assert that independent contractors in the trucking industry, such as our agents and owner-operators, are employees rather than independent contractors. There can be no assurance that these interpretations and tax laws that consider these persons independent contractors will not change or that these authorities will not successfully assert this position. If our agents or owner-operators are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. Our business model relies on the fact that our agents and owner-operators are not deemed to be our employees, and exposure to any of the above increased costs would have a materially adverse effect on our business and operating results.

Our business may be harmed by terrorist attacks, future war or anti-terrorism measures.

      In the aftermath of the terrorist attacks of September 11, 2001, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may have costs associated with them, which we or our owner-operators could be forced to bear, or may otherwise reduce the productivity of our owner-operators.

For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our owner-operators, which could have a materially adverse effect on our operating results. In addition, war, risk of war or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could affect our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverages currently maintained by us could increase dramatically or such coverages could be unavailable in the future.

Our ability to grow may be affected if shippers refuse to use our services because we operate primarily through agents and owner-operators.

      In our experience, certain high-volume shippers have determined that their freight must be hauled by carriers that use company drivers and equipment. Such shippers believe that they can obtain a more homogenous fleet and more control over service standards. While we do not believe these shippers’ policies have had an adverse effect on our operations historically, such policies could prevent us from pursuing certain business opportunities, which could adversely affect our growth and results of operations.

A decrease in intermodal volume shipments could adversely affect our business.

      A portion of our business comes from the intermodal segment of the trucking market and we believe that by expanding our intermodal support services we have a substantial opportunity to grow our business. A decrease in intermodal transportation services resulting from general economic conditions or other factors such as work stoppages, price competition from other modes of transportation, or a disruption in steamship or rail service, could have an adverse effect on these growth opportunities and have a materially adverse effect on our business.

Seasonality and the impact of weather can affect our operations.

      The productivity of our owner-operators generally decreases during the winter season because some shippers reduce their shipments and inclement weather impedes operations. At the same time, our operating expenses generally increase because harsh weather creates higher accident frequency and increased claims.

Risks Relating to Our Separation from CenTra

We currently use CenTra’s administrative infrastructure, and our ability to operate our business may suffer if we choose to develop our own infrastructure.

      Prior to December 31, 2004, we were a wholly-owned subsidiary of CenTra. As such, we relied on CenTra to provide certain tax, human resources and legal services, and audit the driver logs of our subsidiaries. At the time of our separation from CenTra, we entered into a Transition Services Agreement with CenTra pursuant to which CenTra agreed to continue to provide these services to us and our subsidiaries. See “Related Party Transactions — Transition Services Agreement” for a description of these services. However, these services may not be provided at the same level as when we were a wholly owned subsidiary of CenTra, and we may not be able to obtain the same benefits that we received prior to the separation. This transition services agreement has a term of two years and expires on December 31, 2006. After the transition services agreement with CenTra expires, we may not be able to replace these services at all or at prices and on terms as favorable as we currently enjoy. In addition, any failure or downtime in our financial or administrative systems or in CenTra’s financial or administrative systems during the transitional period could result in unexpected costs and have a materially adverse effect on our business and results of operations.

We may be liable for certain U.S. federal and state tax obligations associated with the spin-off of our shares by CenTra and certain other tax obligations.

      On December 31, 2004, CenTra distributed all of our shares held by it to its shareholders (Matthew T. Moroun and a trust controlled by Manuel J. Moroun), which distribution we refer to as the spin-off. In connection with the spin-off, we entered into a tax separation agreement with CenTra, pursuant to which we and CenTra agreed to indemnify one another for certain taxes and similar obligations that the other party could incur under certain circumstances. In general, we are responsible for taxes based on our separate income for taxable periods ending on or before December 31, 2004. If we are required to make any payments under our indemnity obligations under the tax separation agreement, it could have a material impact on our financial position and results of operations.

      We believe that the spin-off will qualify as a tax-free distribution for which no gain or loss will be recognized by CenTra or its shareholders for federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, or the Code. However, we cannot assure you that the Internal Revenue Service, or IRS, will not take a contrary position or that any such position would not be sustained. Under the tax separation agreement, CenTra is generally responsible for taxes resulting directly from the spin-off if the spin-off does not qualify as a tax-free distribution as well as for taxes relating to itself and its subsidiaries (other than us) for taxable periods ending on or before the date of the spin-off. If CenTra becomes liable for such tax obligations and is not able to satisfy them, under the Code, we, as a former subsidiary of CenTra at the time the tax obligation arose, may become obligated to make such payments on CenTra’s behalf. If we are required to make any payments resulting from such tax obligations, it could have a materially adverse impact on our financial position and results of operations.

Any disputes that arise between us and CenTra with respect to our past and ongoing relationships could harm our business operations.

      Disputes may arise between CenTra and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from CenTra;

•	employee retention and recruiting;

•	the nature, quality and pricing of transitional services CenTra has agreed to provide us; and

•	business opportunities that may be attractive to both CenTra and us.

      We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with CenTra may be amended upon agreement between the parties. While we are controlled by Matthew T. Moroun and Manuel J. Moroun, who also control CenTra, CenTra may be able to require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

Some of our directors may have conflicts of interest that cause their interests to be different than yours.

      We have engaged in multiple related party transactions, some arising recently, and some that are expected to continue after this offering. Related parties include CenTra, whose sole shareholders are Matthew T. Moroun (the Chairman of our board of directors) and a trust controlled by Manuel J. Moroun (another member of our board of directors), as well as Daniel C. Sullivan and Angelo A. Fonzi, who are also members of our board of directors. See “Related Party Transactions” for a description of these transactions. These related parties, and any other future related parties, may have interests that are different than ours, and such differing interests could create, or appear to create, conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for CenTra or other related parties than for us.

Risks Relating to the Offering and Ownership of our Common Stock

Because Matthew T. Moroun and Manuel J. Moroun will continue to hold a controlling interest in us, the influence of our public shareholders over significant corporate actions will be limited and you may be unable to realize a gain on your investment in our common shares.

      After this offering, it is expected that Matthew T. Moroun, the chairman of our board of directors, and a trust controlled by Manuel J. Moroun, will together own approximately 65.4%, of our outstanding common stock. Because of the Morouns’ level of ownership, we have elected to be treated as a controlled company in accordance with the rules of the Nasdaq National Market. Accordingly, we are not required to comply with Nasdaq National Market rules which would otherwise require a majority of our board to be comprised of independent directors and require our board to have a compensation committee and a nominating and corporate governance committee comprised of independent directors. As a result, after this offering the Morouns will continue to have the power to:

•	control all matters submitted to our shareholders;

•	elect our directors;

•	adopt, extend or remove any anti-takeover provisions that are available to us; and

•	exercise control over our business, policies and affairs.

      This concentration of ownership could limit the price that some investors might be willing to pay in the future for shares of our common stock, and our ability to engage in significant transactions, such as a merger, acquisition or liquidation, will require the consent of the Morouns. Conflicts of interest could arise between us and the Morouns, and any conflict of interest may be resolved in a manner that does not favor us.

      The Morouns may continue to retain control of us for the foreseeable future and may decide not to enter into a transaction in which you would receive consideration for your common shares that is much higher than the cost to you or the then-current market price of those shares. In addition, the Morouns could elect to sell a controlling interest in us to a third party and you may not be able to participate in such transaction or, if you are able to participate in such a transaction, you may receive less than the then current fair market value or the price you paid for your shares. Any decision regarding their ownership of us that the Morouns may make at some future time will be in their absolute discretion.

Our common stock has no prior trading history, and we cannot assure you that our stock price will not decline after this offering.

      Previously, there has not been any public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The initial public offering price for the shares will be determined by negotiations with us and the representative of the underwriters and may not be indicative of the prices that will prevail in the trading market. The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the initial public offering price. Fluctuations may occur in response to the risk factors listed in this prospectus and for many other reasons, including:

•	our financial performance or the performance of our competitors and similar companies;

•	changes in estimates of our performance or recommendations by securities analysts;

•	failure to meet financial projections for each fiscal quarter;

•	the impact of new federal or state regulations;

•	the introduction of new services by us or our competitors;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors;

•	technological innovations or other trends in our industry; and

•	market conditions in our industry, the financial markets and the economy as a whole.

      In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. When the market price of a company’s common stock drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Additional sales of our common shares by the Morouns, or issuances by us in connection with future acquisitions or otherwise, could cause the price of our common shares to decline.

      If the Morouns sell a substantial number of our common shares in the future, the market price of our common shares could decline. The perception among investors that these sales may occur could produce the same effect. After this offering, Matthew T. Moroun and the trust controlled by Manuel J. Moroun will have rights, subject to specified conditions, to require us to include common shares owned by them in registration statements that we may file. By exercising their registration rights and selling a large number of common shares, the Morouns could cause the price of our common shares to decline. Furthermore, if we were to include common shares held by the Morouns in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell our common shares. See “Shares Eligible for Future Sale” for a more detailed description of the common shares that will be available for future sales upon completion of this offering.

      One component of our business strategy is to make acquisitions. In the event of any future acquisitions, we could issue additional common shares, which would have the effect of diluting your percentage ownership of the common shares and could cause the price of our common shares to decline.

Our amended and restated articles of incorporation and bylaws have, and under Michigan law are subject to, provisions that could delay, deter or prevent a change of control.

      Our articles of incorporation and bylaws contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our shareholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our shareholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a requirement that special meetings of our shareholders may be called only by our board of directors, the chairman of our board of directors, our president or the holders of a majority of our outstanding common stock;

•	advance notice requirements for shareholder proposals and nominations; and

•	the authority of our board to issue, without shareholder approval, preferred stock with such terms as the board may determine, including in connection with our implementation of any shareholders rights plan, or “poison pill.”

      In addition, certain provisions of Michigan law to which we are subject could discourage, delay or prevent a change of control or acquisition of our company, including provisions which restrict the ability of “interested shareholders” from acquiring control and making the voting rights of shares of our common stock held by a potential acquirer subject to the approval of disinterested shareholders.

      For additional information regarding these provisions, you should read the information under the heading “Description of Capital Stock.”

You will suffer immediate and substantial dilution because the net tangible book value of stock purchased in the offering will be substantially lower than the initial public offering price.

      The net tangible book value per share of our common stock, adjusted to reflect the net proceeds we receive from this offering, will be substantially below the initial public offering price. You will therefore incur immediate and substantial dilution of $15.09 per share at an initial public offering price of $19.00 per share. In addition, as of December 31, 2004, we had options outstanding to acquire 260,000 shares of our common stock with an exercise price per share equal to the closing price of a share of our common stock on the first day of trading. To the extent that this exercise price is lower than the initial public offering price and these securities are exercised, you will incur further dilution. As a result, if we are liquidated, you may not receive the full amount of your investment. See “Dilution.”

We have broad discretion in how we use a significant portion of our net proceeds from this offering, and we may not use these proceeds in a manner desired by our public shareholders.

      Of our net proceeds from this offering, $50.0 million will be used to pay a dividend to CenTra, our sole shareholder on the record date for this dividend, that was declared by our board of directors on December 28, 2004, and $32.5 million will be used to repay outstanding debt. We plan to use the balance of our proceeds for working capital and other general corporate purposes, including expansion of our network of agents and owner-operators. We also may use a portion of these proceeds to acquire complementary businesses, but currently do not have any specific acquisition plans. Accordingly, our management will have broad discretion with respect to the use of this portion of our net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our public shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which this portion of our net proceeds of the offering are used. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, a substantial portion of the proceeds we receive in the offering may be used in a manner significantly different from our current expectations.

Our common stock may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

      We are a relatively small company. Our common stock may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our common stock, and could limit the value of our common stock. Additionally, low trading volumes and lack of analyst coverage may limit your ability to resell your shares at or above the initial public offering price.

We do not intend to declare dividends on our stock after this offering.

      We currently intend to retain our future earnings, if any, to finance the growth and development of our business. Other than the dividend declared by our board of directors on December 28, 2004 that we will pay to CenTra out of the proceeds of this offering, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payments of cash dividends in the future will be at the discretion of our board of directors. Therefore, you should not rely on dividend income from shares of our common stock.

We will incur increased costs as a result of being a public company.

      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, in anticipation of becoming a public company, we have created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we are beginning the process of evaluating our internal control structure in relation to Section 404 of the Sarbanes-Oxley Act and, pursuant to this section, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ended December 31, 2005. We will incur additional costs and dedicate significant resources toward complying with these requirements. We also expect these new laws, rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new laws, rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, financial condition, results of operation and the price of our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements and assumptions in “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus are forward-looking statements. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those in the forward-looking statements. In some cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “plan,” “intend,” “may,” “should,” “will” and “would” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. The factors listed in the section captioned “Risk Factors,” as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

      Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $92.1 million, or $106.1 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $19.00 per share. We intend to use (1) $50.0 million of our net proceeds from this offering to pay a dividend to CenTra, our sole shareholder on the record date for such dividend, that was declared by our board of directors on December 28, 2004, (2) $32.5 million of our net proceeds of this offering to repay outstanding debt under our secured lines of credit, including accrued interest thereon, and (3) the balance of our net proceeds from this offering for working capital and other general corporate purposes, including expansion of our network of agents and owner-operators. In addition, although we currently have no specific acquisition plans, we may use a portion of our net proceeds, as well as borrowings under our secured line of credit, to acquire businesses that complement our primarily non-asset based business model, as well as businesses that derive a portion of their revenue from asset-based operations.

      The amount of indebtedness we expect to repay consists of $30.3 million outstanding at October 2, 2004 and an additional $2.2 million incurred after October 2, 2004, as shown in the pro forma adjustments described in the unaudited pro forma balance sheet included under the heading “Unaudited Pro Forma Financial Information.” Our outstanding debt that we intend to repay consists of our borrowings under our $40.0 million secured line of credit, a portion of the proceeds of which were used to pay for our acquisitions of AFA and NYP, and borrowings of Great American Lines, Inc. under its secured line of credit. Amounts borrowed under our secured line of credit bear interest at a rate equal to LIBOR plus 1.80% per annum (for an effective rate of 3.79% per annum at October 2, 2004) and are collateralized by our accounts receivable generated by each of our operating subsidiaries other than AFA. The secured line of credit agreement matures on August 31, 2005. Amounts borrowed under the secured line of credit of Great American Lines bear interest at a rate equal to either the bank’s prime rate or LIBOR plus 1.75% per annum (for an effective rate of 3.74% per annum at October 2, 2004). Great American Line’s secured line of credit matures on June 30, 2005. At October 2, 2004, the aggregate balance outstanding under these secured lines of credit totaled $30.3 million.

      We will have significant discretion in the use of the portion of the net proceeds we receive from this offering that will not be used to pay the dividend in favor of CenTra or repay outstanding debt. Investors will be relying on the judgment of our management regarding the application of these net proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of these proceeds may not produce the anticipated results. Pending use of these proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

DIVIDEND POLICY

      Except for the dividend payable to CenTra described below, we currently intend to retain any future earnings to finance the growth, development and expansion of our business and do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, any legal or contractual restrictions on the payment of dividends and other factors the board of directors deems relevant.

      Pursuant to our dividend policy that was in effect prior to December 31, 2004, we regularly paid our excess cash to CenTra. This cash was paid either as cash dividends or as loans which were then cancelled in part by our declaring an in-kind dividend of the corresponding note receivable.

      From January 1, 2002 through December 31, 2004, we paid an aggregate of $9.2 million in cash dividends to CenTra, Inc, our sole shareholder at such time, not including the dividend to be paid immediately after this offering with a portion of our net proceeds. The dates and amounts of these dividend payments are set forth below:

•	an aggregate of $3.0 million on June 3, 2002;

•	an aggregate of $1.1 million on July 31, 2002;

•	an aggregate of $2.0 million on September 26, 2002; and

•	an aggregate of $3.1 million on October 19, 2004.

      In addition, we declared and paid an in-kind distribution to CenTra in December 2003 and declared and paid three in-kind distributions to CenTra in October 2004. The in-kind distribution in December 2003 and the first in-kind distribution in October 2004 consisted of a $4.5 million and a $4.0 million loan receivable, respectively, from CenTra. The second in-kind distribution in October 2004 consisted of certain real property located in Murrysville, Pennsylvania that was previously owned by AFA and had a book and fair value of $1.9 million.

      The third in-kind distribution in October 2004 consisted of a right of first refusal and an option to acquire certain real property located in Dearborn, Michigan, which we refer to as the Dearborn property. This dividend has been preliminarily valued at $25,000. CenTra previously contributed this real property to us on December 31, 2003 in partial satisfaction of certain loans that we extended to CenTra. Under the right of first refusal, if we receive a bona fide offer from a third party to purchase or lease all or any portion of the Dearborn property that we decide to accept, we must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms. In addition, CenTra has the right until October 2007 to purchase the Dearborn property from us for $11.6 million, plus the cost of any future improvements we make to the property.

      On December 28, 2004 our board of directors declared a $50.0 million cash dividend payable to CenTra, our sole shareholder on the record date for this dividend. The dividend is payable at such time as a committee of our board of directors comprised of Matthew T. Moroun and Manuel J. Moroun determine, prior to December 31, 2007. We expect to pay this dividend immediately following this offering with a portion of our net proceeds.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and capitalization as of October 2, 2004:

•	on an actual basis;

•	on a pro forma basis reflects (1) the acquisition of NYP, (2) the declaration and payment to CenTra of a $3.1 million dividend on October 19, 2004, (3) the declaration and payment to CenTra of three in-kind distributions on October 3, 2004 and October 19, 2004 with an aggregate fair value of $5.9 million, (4) the exchange of one of our terminal yards in Detroit, Michigan for an office building in Tampa, Florida owned by CenTra and the payment of $94,000 to CenTra equaling the difference between the fair values of the properties exchanged, which occurred on December 28, 2004, and (5) the declaration on December 28, 2004 of a $50.0 million cash dividend payable to CenTra; and

•	on a pro forma as adjusted basis to reflect our issuance and sale of 5,300,000 shares of common stock in this offering at an initial public offering price of $19.00 per share and the application of our net proceeds from this offering as described in “Use of Proceeds.”

      This table should be read in conjunction with the information included under the headings “Use of Proceeds,” “Dividend Policy,” “Summary Historical and Pro Forma Financial and Operating Data,” “Unaudited Pro Forma Financial Information,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 2, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, excluding share data)
Cash and cash equivalents	$2,556	$—	$9,587

Lines of credit	$30,251	$32,464	$—
Long-term debt	6,009	6,009	6,009
Shareholder’s equity (deficit):
Preferred stock, no par value per share, 5,000,000 shares authorized, none issued and outstanding actual, pro forma combined and pro forma as adjusted	—	—	—
Common stock, no par value per share, 10,022,500 shares authorized, issued and outstanding, actual and pro forma combined; and 40,000,000 shares authorized and 15,322,500 shares issued and outstanding, pro forma as adjusted(1)	10,023	10,023	15,323
Paid-in capital	15,871	—	56,463
Loan receivable from CenTra	(4,043)	—	—
Retained earnings	13,227	—	—
Distributions in excess of CenTra’s contributed capital	—	(30,288)	—

Total shareholder’s equity (deficit)	35,078	(20,265)	71,786

Total capitalization	$73,894	$18,208	$87,382

(1)	Gives effect to a 211-for-1 stock split which was of shares of our common stock effected on November 4, 2004.

The foregoing table excludes:

•	260,000 shares of common stock issuable upon the exercise of options outstanding under our stock incentive plan as of December 31, 2004 with an exercise price per share equal to the closing price of our common stock on the first day of trading, as reported on the Nasdaq National Market; and

•	240,000 additional shares available for future issuance under our stock incentive plan.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock immediately upon the completion of the offering.

      The net tangible book value of our common stock as of October 2, 2004, was $24.7 million, or $2.46 per share. Net tangible book value is total book value of tangible assets less total liabilities. The pro forma net tangible book value of our common stock as of October 2, 2004, was approximately $(32.2) million, or $(3.21) per share. Pro forma net tangible book value per share is determined by dividing our pro forma net tangible book value by the pro forma number of outstanding shares of our common stock, giving effect to (1) the declaration by our board of directors on December 28, 2004 of a $50.0 million cash dividend payable to CenTra, (2) the declaration and payment to CenTra on October 19, 2004 of a $3.1 million cash dividend, and (3) the declaration and payment to CenTra on October 3, 2004 and October 19, 2004 of three in-kind distributions with an aggregate fair value of $5.9 million. After giving effect to the pro forma adjustments described above, the sale of our common stock in this offering at the initial public offering price of $19.00 per share and the application of our net proceeds from this offering as described in “Use of Proceeds,” the pro forma as adjusted net tangible book value as of October 2, 2004, would have been $59.9 million, or $3.91 per share. This represents an increase in net tangible book value per share of $7.11 to our existing shareholders and dilution in net tangible book value per share of $15.09 to new investors who purchase shares in this offering. The following table summarizes this per share dilution:

Assumed initial public offering price per common share		$19.00
Pro forma net tangible book value per common share as of October 2, 2004	$(3.21)
Increase per common share attributable to new investors	7.12

Pro forma as adjusted net tangible book value per common share after this offering		3.91

Dilution per common share in pro forma net tangible book value to purchasers of common shares in this offering		$15.09

      The following table summarizes the difference between our existing shareholders and new investors after giving effect to the offering (at an assumed public offering price of $19.00 per share) with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders	10,022,500	65.4%	$30,436,000	23.2%	$3.04
New investors	5,300,000	34.6	100,700,000	76.8	$19.00

Total	15,322,500	100.0%	$131,136,000	100.0%	$8.56

      If the underwriters exercise their over allotment option in full, the following will occur: (1) the number of shares of common stock held by our existing shareholder will represent approximately 62.2% of the total number of shares of common stock outstanding; and (2) the number of newly issued shares of common stock held by new investors will be increased to 6,095,000, or approximately 37.8% of the total number of shares of our common stock outstanding after this offering.

      The foregoing table excludes:

•	260,000 shares of common stock issuable upon the exercise of options outstanding under our stock incentive plan as of December 31, 2004 with an exercise price per share equal to the closing price of a share of our common stock on the first day of trading, as reported on the Nasdaq National Market; and

•	240,000 additional shares available for future issuance under our stock incentive plan.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial information is based on our historical consolidated financial statements and the historical consolidated financial statements of AFA and NYP included elsewhere in this prospectus.

      The unaudited pro forma financial information should be read in conjunction with the other information contained in this prospectus under the headings “Capitalization,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the respective consolidated financial statements of us, AFA and NYP and the related notes included elsewhere in this prospectus.

      Our fiscal year is comprised of four thirteen week quarters. In 2004, our third quarter ended on October 2, 2004. NYP’s fiscal year consists of four quarters ending on March 31, June 30, September 30, and December 31. The unaudited pro forma combined statements of income for the thirty-nine weeks ended October 2, 2004, are derived from (1) our historical financial statements, which include the accounts of AFA from August 8, 2004, the date of acquisition, through October 2, 2004, (2) the results of AFA’s operations for the period from January 1, 2004 through August 7, 2004 and (3) the results of NYP’s operations for the nine months ended September 30, 2004.

      The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transactions described above in fact occurred on the dates specified, nor does the information purport to project our results of operations or financial position for any future period or at any future date.

Pro Forma. The unaudited pro forma statements of income gives effect to the following transactions:

•	our acquisition of 100% of the outstanding stock of AFA effective August 8, 2004 for $15.1 million in cash;

•	the incurrence by us of $15.3 million of debt to finance the AFA acquisition and related expenses;

•	the acquisition of the furniture, fixtures and customer list of NYP on November 1, 2004 for $1.6 million in cash;

•	the incurrence by us of $1.6 million of debt to finance the acquisition of NYP’s assets;

•	the reduction of the compensation and fringe benefits paid by AFA to its former chairman and by NYP to its two former shareholders to reflect the terms of the consulting and employment agreement entered into in connection with the acquisitions; and

•	the pro forma provision for income taxes of the pro forma adjustments and the recording of income taxes on the net income of AFA and NYP.

      The unaudited pro forma statements of income for the thirty-nine weeks ended October 2, 2004 and the year ended December 31, 2003 gives effect to the transactions described above as if such transactions had occurred on January 1, 2003.

      The unaudited pro forma balance sheet data as of October 2, 2004 gives effect to the following transactions as if they occurred on October 2, 2004:

•	the acquisition of NYP described above;

•	the declaration and payment of a $3.1 million cash dividend to CenTra on October 19, 2004;

•	the declaration and payment to CenTra on October 3, 2004 and October 19, 2004 of three in-kind distributions consisting of (1) certain real property with a fair value of $1.9 million, (2) a $4.0 million loan receivable, and (3) an option and right of first refusal to acquire certain real property, which option and right of first refusal has preliminarily been valued at $25,000;

•	the exchange of an office building in Tampa, Florida owned by CenTra with a fair value of $1.2 million for one of our terminal yards in Detroit, Michigan with a fair value of $1.1 million and a cash payment to CenTra of $94,000, which occurred on December 28, 2004; and

•	the declaration on December 28, 2004 of a $50.0 million cash dividend payable to CenTra.

      Pro Forma As Adjusted. The pro forma as adjusted financial information for the year ended December 31, 2003 and as of and for the thirty-nine weeks ended October 2, 2004 gives further effect to the issuance and sale of the 5,300,000 shares of common stock by us in this offering at an initial public offering price of $19.00 per share and the application of our net proceeds from this offering as described in “Use of Proceeds.”

UNIVERSAL TRUCKLOAD SERVICES, INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

For the Thirty-Nine Weeks Ended October 2, 2004

								Pro Forma
	Actual							Adjustments
				Pro Forma				for this		Pro Forma
	Universal	AFA	NYP	Adjustments			Pro Forma	Offering		As Adjusted

	(In thousands, except per share data)
Operating revenues	$247,907	$48,937	$25,335	$			$322,179			$322,179
Operating expenses:
Purchased transportation	184,402	37,836	21,842				244,080			244,080
Commissions expense	19,380	1,925	—				21,305			21,305
Other operating expense	3,589	432	—				4,021			4,021
Selling, general and administrative	18,666	5,069	2,322		(1,276	)(a)(b)	24,781			24,781
Insurance and claims	6,578	930	24				7,532			7,532
Depreciation and amortization	2,713	575	15		273	(c)	3,576			3,576

	235,328	46,767	24,203				305,295			305,295

Income from operations	12,579	2,170	1,132				16,884			16,884
Interest expense (income)	399	164	(28)		419	(d)	954	(789	)(g)	165

Income before provision for income taxes	12,180	2,006	1,160				15,930			16,719
Provision for income taxes	4,545	—	—		1,397	(e)	5,942	294	(h)	6,236

Net income	$7,635	$2,006	$1,160				$9,988			$10,483

Earnings per common share:
Basic	$0.76						$1.00			$0.68
Diluted	$0.76						$1.00			$0.68
Average common shares outstanding:
Basic	10,023						10,023			15,323
Diluted	10,023						10,023			15,323
Pro forma earnings per common share(f):
Basic	$0.58						$0.76			$0.70
Diluted	$0.58						$0.76			$0.70
Pro forma average common shares outstanding(f):
Basic	13,152						13,152			14,989
Diluted	13,152						13,152			14,989

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Statement of Income

For the Thirty-Nine Weeks Ended October 2, 2004

(a)	Reflects a reduction in the actual compensation and fringe benefits paid by AFA to Angelo A. Fonzi, its former chairman, to reflect the terms of Mr. Fonzi’s consulting agreement entered into as part of the acquisition. Under the terms of his consulting agreement, Mr. Fonzi will receive $10,000 per month through August 2005 and $5,000 per month thereafter through August 2008, and certain other compensation totaling $2,522 per month. See “Management — Compensation of Directors” for a description of Mr. Fonzi’s consulting agreement. The following table summarizes the actual compensation paid to Mr. Fonzi and the pro forma compensation that would have been paid under the terms of his consulting agreement (in thousands):

Actual compensation paid	$1,114
Pro forma compensation	53

Reduction in compensation	$1,061

(b)	Reflects a reduction in the actual compensation and fringe benefits paid by NYP to its two former shareholders to reflect the terms of their employment agreements entered into as part of the acquisition. Under the terms of their employment agreements, each will receive an annual salary of $150,000 per year. Each employment agreement has a two year term that may be extended by one year at the employee’s option. The following table summarizes the actual compensation paid to the former owners of NYP and the pro forma compensation that would have been paid under the terms of their employment agreements (in thousands):

Actual compensation paid	$440
Pro forma compensation	225

Reduction in compensation	$215

(c)	Reflects the adjustment to depreciation and amortization from the revaluation of the property and equipment and intangible assets created upon the consummation of the AFA and NYP acquisitions. The following table summarizes the asset fair values, useful lives of each class of asset and reconciles the change in depreciation and amortization expense by asset class.

			Estimated	Historical	Change in
		Assets at	Depreciation	Depreciation	Depreciation
		Fair	and	and	and
	Useful Life	Value	Amortization	Amortization	Amortization

	(In years)
		(In thousands)
AFA:
Land	n/a	$1,146	$—	$—	$—
Buildings	25	2,712	64	55	9
Tractors and trailers	5 to 7	3,479	339	424	(85)
Furniture, fixtures and other equipment	5	305	35	96	(61)
Intangible asset	15	6,497	253	—	253
NYP:
Furniture and fixtures	5	75	11	15	(4)
Intangible asset	7	1,500	161	—	161

			$863	$590	$273

(d)	Reflects additional interest expense resulting from our incurrence of an additional $16.9 million of indebtedness to finance the acquisitions of AFA and NYP. The additional indebtedness was incurred under our secured line of credit, which bears interest at a rate equal to LIBOR plus 1.8% per annum (effective rate of 3.79% per annum at October 2, 2004) and matures on August 31, 2005. A 12.5 basis point change in the LIBOR rate would result in an adjustment to pro forma net income of $16,000 before income taxes. The average effective interest rate on our secured line of credit for the thirty-nine weeks ended October 2, 2004 was 3.31%.

(e)	Reflects the effect of the pro forma adjustments on income taxes and the recording of income taxes on the net income of AFA and NYP. Prior to the acquisitions, AFA and NYP were S-Corporations. As such, no income tax provisions were recorded. The provision for income taxes is computed using an effective tax rate of 37.3%.

Notes to Unaudited Pro Forma Statement of Income
For the Thirty-Nine Weeks Ended October 2, 2004 — (Continued)

(f)	The following table sets forth the calculation of pro forma average common shares outstanding. The shares issued for repayment of indebtedness is only reflected in the pro forma as adjusted information because such repayment is contingent upon the consummation of this offering.

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Pro forma average common shares outstanding — Basic:
Actual	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	1,837

Total	13,152	13,152	14,989

Pro forma average common shares outstanding — Diluted:
Actual	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	1,837

Total	13,152	13,152	14,989

Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004 represents the 3,129,202 shares the sale of which would have been necessary to generate the proceeds (after payment of underwriting discounts and commissions and estimated offering expenses payable by us) to pay the cash and in-kind distributions in excess of our undistributed net income for the twelve months ended October 2, 2004. The distributions in excess of our undistributed net income for the twelve months ended October 2, 2004 was calculated as follows (in thousands):

Distributions payable from the proceeds of the initial public offering		$50,000
Cash and in-kind distributions paid and payable from the net income of UTSI for the twelve-months ended October 2, 2004	$13,953
Net income of UTSI for the twelve-months ended October 2, 2004	10,260

Distributions in excess of undistributed net income of UTSI for the twelve-months ended October 2, 2004		3,693
Distributions paid and payable in excess of net income of UTSI for the twelve-months ended October 2, 2004		$53,693

(g)	Reflects the reduction in interest expense resulting from the use of the net proceeds of this offering to repay $31.3 million outstanding under our secured line of credit and $531,000 outstanding under AFA’s secured line of credit, assuming an interest rate of 3.31% per annum, the weighted average rate on this indebtedness for the period from January 1, 2004 through October 2, 2004. Borrowings under our secured line of credit bear interest at a rate equal to LIBOR plus 1.8% per annum (effective rate of 3.79% per annum at October 2, 2004). Borrowings under AFA’s secured line of credit bear interest at a rate equal to LIBOR plus 1.75% per annum (effective rate of 3.74% per annum at October 2, 2004).

(h)	Reflects the effect of the pro forma adjustments for this offering at an effective tax rate of 37.3%.

UNIVERSAL TRUCKLOAD SERVICES, INC.

UNAUDITED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2003

							Pro Forma
	Actual						Adjustments		Pro Forma
				Pro Forma			for this		As
	Universal	AFA	NYP	Adjustments		Pro Forma	Offering		Adjusted

	(In thousands, except per share data)
Operating revenues	$277,698	$70,625	$23,619			$371,942			$371,942
Operating expenses:
Purchased transportation	204,947	54,197	20,616			279,760			279,760
Commissions expense	22,228	2,788	—			25,016			25,016
Other operating expense	4,069	482	—			4,551			4,551
Selling, general and administrative	22,570	8,348	2,777	(2,246	)(a)(b)	31,449			31,449
Insurance and claims	6,954	2,174	40			9,168			9,168
Depreciation and amortization	2,863	1,042	14	357	(c)	4,276			4,276

	263,631	69,031	23,447			354,220			354,220

Income from operations	14,067	1,594	172			17,722			17,722
Interest expense (income)	246	350	(31)	495	(d)	1,060	(931	)(g)	129

Income before provision for income taxes	13,821	1,244	203			16,662			17,593
Provision for income taxes	5,103	—	—	1,045	(e)	6,148	344(h	)	6,492

Net income	$8,718	$1,244	$203			$10,514			$11,101

Earnings per common share:
Basic	$0.87					$1.05			$0.72
Diluted	$0.87					$1.05			$0.72
Average common shares outstanding:
Basic	10,023					10,023			15,323
Diluted	10,023					10,023			15,323
Pro forma earnings per common share(f):
Basic	$0.66					$0.80			$0.74
Diluted	$0.66					$0.80			$0.74
Pro forma average common shares outstanding(f):
Basic	13,152					13,152			14,989
Diluted	13,152					13,152			14,989

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Statement of Income

For the Year Ended December 31, 2003

(a)	Reflects a reduction in the actual compensation and fringe benefits paid by AFA to Angelo A. Fonzi, its former chairman, to reflect the terms of Mr. Fonzi’s consulting agreement, entered into as part of the acquisition. Under the terms of his consulting agreement, Mr. Fonzi will receive $10,000 per month through August 2005 and $5,000 per month thereafter through August 2008, and certain other compensation totaling $2,522 per month. See “Management — Compensation of Directors” for a description of Mr. Fonzi’s consulting agreement. The following table summarizes the actual compensation paid to Mr. Fonzi and the pro forma compensation that would have been paid under the terms of his consulting agreement (in thousands):

Actual compensation paid	$2,209
Pro forma compensation	150

Reduction in compensation	$2,059

(b)	Reflects a reduction in the actual compensation and fringe benefits paid by NYP to its two former shareholders to reflect the terms of their employment agreements entered into as part of the acquisition. Under the terms of their employment agreements, each will receive an annual salary of $150,000 per year. Each employment agreement has a two year term that may be extended by one year at the employee’s option. The following table summarizes the actual compensation paid to the former owners of NYP and the pro forma compensation that would have been paid under the terms of their employment agreements (in thousands):

Actual compensation paid	$487
Pro forma compensation	300

Reduction in compensation	$187

(c)	Reflects the adjustment to depreciation and amortization from the revaluation of the property and equipment and intangible assets created upon the consummation of the AFA and NYP acquisitions. The following table summarizes the asset fair values, useful lives of each class of assets and reconciles the change in depreciation and amortization expense by asset class.

			Estimated	Historical	Change in
		Assets at	Depreciation	Depreciation	Depreciation
		Fair	and	and	and
	Useful Life	Value	Amortization	Amortization	Amortization

	(In years)	(In thousands)
AFA:
Land	n/a	$1,146	$—	$—	$—
Buildings	25	2,712	108	91	17
Tractors and trailers	5 to 7	3,479	582	770	(188)
Furniture, fixtures and other equipment	5	305	61	181	(120)
Intangible asset	15	6,497	433	—	433
NYP:
Furniture and fixtures	5	75	15	14	1
Intangible asset	7	1,500	214	—	214

			$1,413	$1,056	$357

(d)	Reflects additional interest expense resulting from our incurrence of an additional $16.9 million of indebtedness to finance the acquisitions of AFA and NYP. The additional indebtedness was incurred under our secured line of credit, which bore interest at a rate equal to LIBOR plus 1.65% per annum (effective rate of 3.79% per annum at December 31, 2003) and matures on August 31, 2005. A 12.5 basis point change in the LIBOR rate would result in an adjustment to pro forma net income of $21,000 before income taxes. The average effective interest rate on our secured line of credit for the year ended December 31, 2003 was 2.93%.

(e)	Reflects the effect of the pro forma adjustments on income taxes and the recording of income taxes on the net income of AFA and NYP. Prior to the acquisitions, AFA and NYP were S-Corporations.

Notes to Unaudited Pro Forma Statement of Income
For the Year Ended December 31, 2003 — (Continued)

As such, no income tax provisions were recorded. The provision for income taxes is computed using an effective tax rate of 36.9%.

(f)	The following table sets forth the calculation of pro forma average common shares outstanding. The shares issued for repayment of indebtedness is only reflected in the pro forma as adjusted information because such repayment is contingent upon the consummation of this offering.

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Pro forma average common shares outstanding — Basic:
Actual	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	1,837

Total	13,152	13,152	14,989

Pro forma average common shares outstanding — Diluted:
Actual	10,023	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129	3,129
Shares issued for repayment of $32.5 million of indebtedness	—	—	1,837

Total	13,152	13,152	14,989

Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004 represents the 3,129,202 shares the sale of which would have been necessary to generate the proceeds (after payment of underwriting discounts and commissions and estimated offering expenses payable by us) to pay the cash and in-kind distributions in excess of our undistributed net income for the twelve months ended October 2, 2004. The distributions in excess of our undistributed net income for the twelve-months ended October 2, 2004 was calculated as follows (in thousands):

Distributions payable from the proceeds of the initial public offering		$50,000
Cash and in-kind distributions paid and payable from the net income of UTSI for the twelve-months ended October 2, 2004	$13,953
Net income of UTSI for the twelve-months ended October 2, 2004	10,260

Distributions in excess of undistributed net income of UTSI for the twelve-months ended October 2, 2004		3,693
Distributions paid and payable in excess of net income of UTSI for the twelve-months ended October 2, 2004		$53,693

(g)	Reflects the reduction in interest expense resulting from the use of the net proceeds of this offering to repay $31.3 million outstanding under our secured line of credit and $531,000 outstanding under AFA’s secured line of credit, assuming an interest rate of 2.93% per annum, the weighted average rate on this indebtedness for the period from January 1, 2003 through December 31, 2003. Borrowings under our secured line of credit bear interest at a rate equal to LIBOR plus 1.8% per annum (effective rate of 3.79% per annum at October 2, 2004). Borrowings under AFA’s secured line of credit bear interest at a rate equal to LIBOR plus 1.75% per annum (effective rate of 3.74% per annum at October 2, 2004).

(h)	Reflects the effect of the pro forma adjustments for this offering at an effective tax rate of 36.9%.

UNIVERSAL TRUCKLOAD SERVICES, INC.

UNAUDITED PRO FORMA BALANCE SHEET

As of October 2, 2004

						Pro Forma		Pro Forma
						Adjustments		As Adjusted
			Pro Forma			for this		for this
	Universal	NYP(a)	Adjustments		Pro Forma	Offering		Offering

ASSETS
Current assets:
Cash	$2,556	$—	$(2,556	)(b)	$—	$9,587	(i)	$9,587
Accounts receivable — net	57,259	—			57,259			57,259
Due from CenTra and affiliates	1,455	—			1,455			1,455
Prepaid expenses and other	3,764	—			3,764			3,764
Real estate held for disposal other than by sale	2,570	—	(2,570	)(c)(d)	—			—
Deferred income taxes	1,712	—			1,712			1,712

Total current assets	69,316	—			64,190			73,777

Property and equipment	39,049	75	226	(d)	39,350			39,350
Less accumulated depreciation	(16,437)	—			(16,437)			(16,437)

Property and equipment — net	22,612	75			22,913			22,913

Deferred income taxes	—	—			—			—
Goodwill	3,103	—			3,103			3,103
Intangible assets — net	7,319	1,500			8,819			8,819
Other assets	1,098	—			1,098			1,098

Total	$103,448	$1,575			$100,123			$109,710

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Lines of credit	$30,251	$—	$2,213	(b)(d)(e)	$32,464	$(32,464	)(j)	$—
Current portion of long-term debt	2,507	—			2,507			2,507
Dividend payable	—	—	50,000	(f)	50,000	(50,000	)(k)	—
Accounts payable	22,543	—			22,543			22,543
Accrued expenses	9,312	—			9,312			9,312
Due to CenTra	—	—			—			—

Total current liabilities	64,613	—			116,826			34,362

Long-term liabilities:
Long-term debt	3,502	—			3,502			3,502
Deferred income taxes	255	—	(195	)(d)	60			60

Total long-term liabilities	3,757	—			3,562			3,562

Shareholder’s equity:
Common stock	10,023	1,575	(1,575	)(e)	10,023	5,300	(i)	15,323
Paid-in capital	15,871	—	(15,871	)(f)(g)	—	56,463	(i)	56,463
Loan receivable from CenTra	(4,043)	—	4,043	(h)	—			—
Retained earnings	13,227	—	(13,227	)(b)(c)(d)	—			—
				(f)(g)(h)
Distributions in excess of CenTra’s contributed capital	—	—	(30,288	)(f)	(30,288)	30,288	(i)	—

Total shareholder’s equity (deficit)	35,078	1,575			(20,265)			71,786

Total	$103,448	$1,575			$100,123			$109,710

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Balance Sheet

As of October 2, 2004

(a)	The amounts presented under the caption NYP represents the estimated fair value of the furniture, fixtures and customer list acquired in connection with the acquisition of NYP.

(b)	Reflects the declaration and payment of a $3.1 million dividend to CenTra on October 19, 2004. Of this dividend, $2.6 million of the dividend was paid with cash on hand. The remaining $500,000 was borrowed under our secured line of credit, which bears interest at a rate equal to LIBOR plus 1.8% per annum (effective rate of 3.79% per annum at October 2, 2004).

(c)	Reflects the declaration and payment to CenTra of an in-kind distribution consisting of certain real property located in Murrysville, Pennsylvania on October 3, 2004. The property had a net book value and fair value of $1.9 million.

(d)	Reflects the exchange of properties with CenTra whereby we transferred one of our terminal yards in Detroit, Michigan with a book value of $729,000 at October 2, 2004 to CenTra in exchange for a Tampa, Florida office building we were leasing from CenTra. The property in Detroit, Michigan has a fair value of $1.1 million and the property in Tampa, Florida has a fair value of approximately $1.2 million. Also reflected is the borrowing of and payment to Centra of $94,000, which represented the difference in fair values of the properties. The net book value of our property was classified as real estate held for disposal other than by sale. The Tampa, Florida property is recorded at $226,000, which is equal to CenTra’s net book value of $132,000, plus the $94,000 of consideration paid. For tax purposes, the property is recorded at $1,154,000, which is equal to the fair value of the Detroit, Michigan property of $1,060,000, plus the $94,000 of consideration paid. A net deferred tax asset of $195,000 is recorded resulting from the difference in our book and tax bases in the Tampa, Florida property, net of the deferred intercompany tax gain. Additionally, this is deemed to be a distribution to CenTra of $402,000, which is equal to the net book value of the Detroit, Michigan property less the book value of the Tampa, Florida property and the net deferred tax asset.

(e)	Reflects the incurrence by us of $1.6 million of additional indebtedness to finance the acquisition of certain assets of NYP and the elimination of NYP’s equity. The acquisition was funded through our secured line of credit, which bears interest at a rate equal to LIBOR plus 1.8% (effective rate of 3.79% at October 2, 2004).

(f)	Reflects the declaration on December 28, 2004 of a $50.0 million cash dividend payable to CenTra. We will pay this dividend immediately following this offering with a portion of our net proceeds.

(g)	Reflects the declaration and payment to CenTra on October 3, 2004 of an in-kind distribution consisting of a right of first refusal and an option to acquire certain real property located in Dearborn, Michigan. The dividend has been recorded at its preliminary estimated fair value of $25,000 as a reduction to retained earnings and an increase in paid-in capital. CenTra previously contributed this real property to us on December 31, 2003 in partial satisfaction of certain loans that we extend to CenTra. Under the right of first refusal, if we receive a bona fide offer from a third party to purchase or lease all or any portion of this property that we decide to accept, we must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms. In addition, CenTra has the right until October 2007 to purchase the property from us for $11.6 million, plus the cost of any future improvements we make to the property.

(h)	Reflects the declaration and payment to CenTra on October 19, 2004 of an in-kind distribution consisting of a $4.0 million loan receivable.

(i)	Reflects the issuance and sale of 5,300,000 shares of common stock in this offering at the assumed initial offering price of $19.00 per share. The net proceeds of $92.1 million are applied as described in “Use of Proceeds.”

(j)	Reflects the repayment of $31.9 million outstanding under our secured line of credit and $531,000 outstanding under AFA’s secured line of credit which mature on August 31, 2005 and June 30, 2005, respectively. Borrowings under our secured line of credit bear interest at a rate equal to LIBOR plus 1.8% per annum (effective rate of 3.79% per annum at October 2, 2004). Borrowings under AFA’s secured line of credit bear interest at a rate equal to LIBOR plus 1.75% per annum (effective rate of 3.74% per annum at October 2, 2004).

(k)	Reflects the payment of the $50.0 million cash dividend to CenTra declared by our board of directors on December 28, 2004.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

      Universal Truckload Services, Inc. was incorporated on December 11, 2001 for the purpose of holding all of the shares of our operating subsidiaries. Prior to December 31, 2001, we conducted our operations through several independent operating subsidiaries, all of which were owned directly by CenTra, a private company owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun. We refer to the combined operations of these subsidiaries as our predecessor and the financial results for our predecessor included in this prospectus have been presented on a combined basis. On December 31, 2001, CenTra completed a corporate reorganization pursuant to which all of our operating subsidiaries became wholly owned subsidiaries of Universal Truckload Services, Inc., which is a wholly owned subsidiary of CenTra. On December 31, 2004, all of our shares held by CenTra were distributed to Matthew T. Moroun and a trust controlled by Manuel J. Moroun.

      The following table sets forth the selected statements of income and balance sheet information and operating data for us and our predecessor as of and for the periods presented. Our fiscal year is comprised of four thirteen weeks quarters. The selected historical statements of income and balance sheet information at September 27, 2003 and October 2, 2004 and for the thirty-nine weeks ended September 27, 2003 and October 2, 2004 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical statements of income and balance sheet information at December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical statements of income and balance sheet information at December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from the audited consolidated financial statements of our predecessor, which are not included in this prospectus. The selected operating data is unaudited and has been derived from our books and records. The selected historical statements of income and balance sheet information and operating data presented below should be read in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following financial and operating data may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been if we had operated as a single stand-alone entity during all of the periods presented.

      The following table also sets forth pro forma earnings per common share and average common shares outstanding. For the year ended December 31, 2003 and the thirty-nine weeks ended October 2, 2004, the pro forma earnings per common share and pro forma average common shares outstanding presented includes 3,129,202 additional shares of common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of our undistributed net income for the twelve months ended October 2, 2004, which would have totalled $53.7 million. The additional shares were calculated using an assumed initial offering price of $19.00 per share. See note 1 below for the calculation of pro forma weighted average shares outstanding for each period.

	Predecessor			Universal Truckload Services, Inc.

						Thirty-Nine Weeks
						Ended
	Year Ended December 31,
						September 27,	October 2,
	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share information and percentages)
Statements of Income Data:
Operating revenues	$144,546	$163,916	$213,294	$252,812	$277,698	$202,394	$247,907
Operating expenses:
Purchased transportation	107,422	122,023	157,883	186,095	204,947	149,352	184,402
Commissions expense	9,603	10,593	14,852	20,240	22,228	15,956	19,380
Other operating expense	1,281	1,493	3,118	4,117	4,069	3,137	3,589
Selling, general and administrative	15,119	18,842	23,820	21,576	22,570	16,828	18,666
Insurance and claims	4,177	4,578	4,945	6,189	6,954	5,164	6,578
Depreciation and amortization	72	62	309	2,410	2,863	2,112	2,713

Total operating expenses	137,674	157,591	204,927	240,627	263,631	192,549	235,328

Income from operations	6,872	6,323	8,367	12,185	14,067	9,845	12,579
Interest expense (income), net	101	(60)	(30)	182	246	184	399

Income before provision for income taxes	6,771	6,383	8,397	12,003	13,821	9,661	12,180
Provision for income taxes	2,598	2,459	3,232	4,530	5,103	3,567	4,545

Net income	$4,173	$3,924	$5,165	$7,473	$8,718	$6,094	$7,635

Earnings per common share:
Basic	$0.40	$0.37	$0.49	$0.71	$0.87	$0.61	$0.76
Diluted	0.40	0.37	0.49	0.71	0.87	0.61	0.76
Average common shares outstanding:
Basic	10,550	10,550	10,550	10,550	10,023	10,023	10,023
Diluted	10,550	10,550	10,550	10,550	10,023	10,023	10,023
Pro forma earnings per common share (unaudited)(1):
Basic					$0.66		$0.58
Diluted					0.66		0.58
Pro forma average common shares outstanding (unaudited)(1):
Basic					13,152		13,152
Diluted					13,152		13,152
Cash dividends per common share(2)	$—	$—	$—	$0.57	$—	$—	$—
Balance Sheet Data (at end of period):
Cash and cash equivalents	$287	$866	$441	$798	$423	$837	$2,556
Total assets	25,721	30,711	39,100	58,619	66,840	77,635	103,448
Lines of credit and long-term debt, including current portion	—	—	—	11,736	16,644	19,190	36,260
Total shareholder’s equity	18,752	23,226	30,436	27,317	31,486	33,412	35,078
Other Financial Data:
Pretax margin	4.7%	3.9%	3.9%	4.7%	5.0%	4.8%	4.9%
EBITDA(3)	$6,944	$6,385	$8,676	$14,595	$16,930	$11,957	$15,292
Capital expenditures(4)	$50	$209	$139	$11,369	$3,643	$245	$2,873
Return on average assets(5)	17.8%	13.9%	14.8%	15.3%	13.9%	n/a	n/a

(footnotes on following pages)

	Predecessor			Universal Truckload Services, Inc.

						Thirty-Nine Weeks Ended
	Year Ended December 31,
						September 27,	October 2,
	1999	2000	2001	2002	2003	2003	2004

Operating Data (unaudited):
Number of agents(6)	161	209	309	352	327	331	358
Average number of tractors provided by owner-operators	1,280	1,410	1,892	2,230	2,114	2,143	2,205
Number of employees (at end of period)	234	228	286	293	271	269	414
Average operating revenues per loaded mile(7)	$1.69	$1.69	$1.54	$1.54	$1.66	$1.63	$1.84
Average operating revenues per load(7)	$745	$802	$804	$852	$907	$892	$906
Average length of haul (in miles)(7)	442	474	523	553	547	548	493
Number of loads(7)	164,277	165,727	219,919	266,198	274,213	202,860	245,011

(1)	Pro forma earnings per common share (unaudited) and pro forma average common shares outstanding (unaudited) gives effect only to the shares to be issued in this offering, the proceeds of which would have been necessary to pay (after payment of underwriting discounts and commissions and estimated offering expenses payable by us) the cash and in-kind distributions in excess of our undistributed net income for the twelve months ended October 2, 2004 and the $32.5 million of our indebtedness. These calculations do not reflect the issuance of any other shares to be sold in this offering. The following table sets forth the calculation of pro forma average common shares outstanding (unaudited). For a description of the calculation of the number of shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004, see note (f) to our unaudited pro forma statements of income included under the heading “Unaudited Pro Forma Financial Information.”

		Thirty-Nine
	Year Ended	Weeks Ended
	December 31,
		October 2,
	2003	2004

	(In thousands)
Pro forma average common shares outstanding — Basic:
Actual	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129

Total	13,152	13,152

Pro forma average common shares outstanding — Diluted:
Actual	10,023	10,023
Shares issued for distributions in excess of undistributed net income for the twelve months ended October 2, 2004	3,129	3,129

Total	13,152	13,152

(2)	Does not include an in-kind distribution paid to CenTra in December 2003 consisting of a $4.5 million loan receivable from CenTra.

(3)	EBITDA represents earnings from continuing operations before interest, taxes, depreciation and amortization. Our management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although our management uses EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and interest, necessary to operate our business. EBITDA is not a recognized term under generally accepted accounting principles and, when analyzing our operating performance, investors should use EBITDA in addition to, not as an alternative for, operating income, net income and cash flows from operating activities. Investors also should note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

     EBITDA is calculated in the following manner for each of the periods presented:

	Predecessor			Universal Truckload Services, Inc.

						Thirty-Nine Weeks Ended
	Year Ended December 31,
						September 27,	October 2,
	1999	2000	2001	2002	2003	2003	2004

	(In thousands)
Net income	$4,173	$3,924	$5,165	$7,473	$8,718	$6,094	$7,635
Add (subtract):
Interest expense (income), net	101	(60)	(30)	182	246	184	399
Provision for income taxes	2,598	2,459	3,232	4,530	5,103	3,567	4,545
Depreciation and amortization	72	62	309	2,410	2,863	2,112	2,713

EBITDA	$6,944	$6,385	$8,676	$14,595	$16,930	$11,957	$15,292

(4)	Excludes amounts spent in connection with the acquisition of businesses in each period as follows: $207,000 in the year ended December 31, 2000; $866,000 in the year ended December 31, 2001; $41,000 in the year ended December 31, 2003; $41,000 in the thirty-nine weeks ended September 27, 2003; and $7.6 million in the thirty-nine weeks ended October 2, 2004.

(5)	Net income divided by total average assets during the period. Average assets are the sum of our total assets at the end of the fiscal year and our total assets at the end of the prior fiscal year divided by two.

(6)	Includes only those agents who generated at least $100,000 (on an annualized basis) in operating revenues during the period indicated.

(7)	Includes fuel surcharges and excludes operating data from our intermodal support services in order to improve the relevance of the statistical data related to our truckload and brokerage services and improve the comparability to our peer companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the heading “Selected Historical Financial and Operating Data” and the consolidated financial statements and related notes included elsewhere in this prospectus.

      We are a primarily non-asset based provider of transportation services to shippers throughout the United States and in the Canadian provinces of Ontario and Quebec. We offer flatbed and dry van trucking services, as well as rail-truck and steamship-truck intermodal and truck brokerage services. We primarily operate through a contractor network of independent sales agents and owner-operators of tractors and trailers. In return for their services, we pay our agents and owner-operators a percentage of the revenue they generate for us.

      Our over 2,100 owner-operators provided us with over 2,600 tractors and approximately 1,700 trailers, which represented substantially all of the tractors and approximately 53% of the trailers used in our business in such year. Our use of agents and owner-operators reduces our need to provide non-driver facilities and tractor and trailer fleets. The primary physical assets we provide to our agents and owner-operators include a portion of our trailer fleet, our headquarters facility, our management information systems and our intermodal depot facilities. Our business model provides us with a highly variable cost structure, allows us to grow organically using relatively small amounts of cash, gives us a higher return on assets compared to many of our asset-based competitors and preserves an entrepreneurial spirit among our agents and owner-operators that we believe leads to improved operating performance. In 2003 and the thirty-nine weeks ended October 2, 2004, approximately 86.2% and 86.6% respectively, of our total operating expenses were variable in nature, our capital expenditures for 2003 and for the thirty-nine weeks ended October 2, 2004 were $3.7 million and $2.9 million, respectively. In 2003, our return on average assets was 13.9%.

      Over the past four years, our operating revenues have increased to $277.7 million in 2003 from $144.5 million in 1999, a compounded annual growth rate of 17.7%, and our net income has increased to $8.7 million from $4.2 million in 1999, a compounded annual growth rate of 20.2%. Our operating revenues and net income for the thirty-nine weeks ended October 2, 2004 were $247.9 million and $7.6 million, respectively. We have achieved this growth through a mixture of organic growth and acquisitions. We expect to continue to make strategic acquisitions of companies that complement our non-asset based business model, as well as of companies that derive a portion of their revenues from asset based operations. We believe that our willingness to expand our business to include a portion of asset based operations will expand the universe of potential acquisition targets available to us, as most companies that we consider acquiring use a combination of asset based and non-asset based operations. We also intend to continue our organic growth, primarily by recruiting new agents and increasing the productivity of our existing agents. We believe that increasing our agent network is critical to our ability to penetrate new shipping markets and also to expand our network of owner-operators.

Recent Developments

      On August 8, 2004, we acquired all of the issued and outstanding common stock of AFA for aggregate consideration of $15.3 million in cash. Substantially all of AFA’s revenue is generated through Great American Lines, Inc. Great American Lines is a primarily non-asset based provider of transportation services, operating primarily east of the Mississippi River. Great American Lines offers flatbed, dry van and brokerage services. As of December 31, 2004, AFA and its subsidiaries had 139 employees, 24 agents and 413 owner-operators, who operate 422 tractors and 476 trailers. In addition, as of December 31, 2004, AFA owned 40 tractors and 83 trailers and leased 8 tractors. In 2003 and from January 1, 2004 through August 7, 2004, the date of acquisition, AFA had operating revenues of $70.6 million and $48.9 million, respectively. See “Unaudited Pro Forma Financial Information” for a description of the pro forma effect of the acquisition of AFA on our financial results. The acquisition of AFA was funded through borrowings under our secured line of credit.

      On November 1, 2004, we acquired the furniture, fixtures and customer list of NYP for aggregate consideration of $1.6 million in cash. We used these assets to establish our CrossRoad Carriers, Inc. operating subsidiary. In addition, under the asset purchase agreement entered into in connection with the transaction, we will pay additional cash consideration to the former owners of NYP equal to 1.5% of the operating revenues generated by our CrossRoad Carriers business, subject to certain limitations, through November 2007. CrossRoad Carriers is a rail and truck brokerage firm, operating primarily east of the Mississippi River. As of December 31, 2004, CrossRoad Carriers had 42 employees. In 2003 and for the nine months ended September 30, 2004, NYP had operating revenues of $23.6 million and $25.3 million, respectively, and net income of $203,000 and $1.2 million, respectively. The acquisition of NYP was funded through borrowings under our secured line of credit.

Revenues and Expenses

      Operating Revenues. We generate substantially all of our revenues through fees charged to customers for the transportation of freight. We also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, container storage and other services. Our revenue growth has been primarily driven by increases in the volume of freight shipped. Generally, we are paid by the mile for our services. The main factors that affect our shipping rates are competition, available truck capacity and economic market conditions. We recognize our revenues at the time of delivery to the receiver’s location.

      Purchased transportation. Purchased transportation represents the amount we pay our owner-operators or other third party equipment providers to haul freight and includes the amount of fuel surcharges that we pass through to our owner-operators. The amount of the purchased transportation we pay to our owner-operators is primarily based on a contractually agreed-upon percentage of our revenue for each load hauled. Purchased transportation is the largest component of our costs and increases or decreases proportionately with changes in the amount of revenue generated by our owner-operators and other third party providers. We recognize purchased transportation expenses at the time we recognize the associated revenue.

      Commissions expense. Commissions expense represents the amount we pay our agents for generating shipments on our behalf. The commissions we pay to our agents are generally established through informal oral agreements and are based on a percentage of revenue generated by each load hauled. Commissions traditionally increase or decrease in proportion to the revenues generated through our agents. We recognize commission expenses at the time we recognize the associated revenue.

      Other operating expense. Other operating expenses represent the repair, tires and parts expenses primarily related to the maintenance of company owned/leased trailers and lift equipment, and operating taxes and licenses, net of the rental income we receive from leasing our trailers to our owner-operators. We recognize these expenses as they are incurred and the rental income as it is earned.

      Selling, general and administrative. Employee compensation and benefits historically has accounted for over 60% of our selling, general and administrative expense. Other components of selling, general and administrative expense include customer bad debt allowance, communications and rent expense.

      Insurance and claims. Insurance and claims expense represents our insurance premiums and the accruals we make for claims within our self-insured retention amounts. Our insurance premiums are generally calculated based on the size of our tractor fleet. Our accruals have primarily related to cargo and property damage claims. We may also make accruals for personal injuries and property damage to third parties, physical damage to our equipment, and workers’ compensation claims if we experience a claim in excess of our $1.0 million of primary insurance coverage. To reduce our exposure to non-trucking use liability claims (claims incurred while the vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), we require our owner-

operators to maintain non-trucking use liability coverage, which we refer to as deadhead bobtail coverage, of $2.0 million per occurrence. Our exposure to liability associated with accidents incurred by other third party providers who haul freight on our behalf is reduced by various factors including the extent to which they maintain their own insurance coverage. Our insurance expense varies primarily based upon the frequency and severity of our accident experience, the market for insurance, our coverage limits and our self-insured retention amounts. Effective December 1, 2004, we increased our levels of insurance coverage to levels greater than we historically have maintained. This increased coverage raised our annual insurance premiums by $564,000. In addition, we expect the premiums on our primary layer of coverage to increase by approximately 5% in 2005 over 2004 levels. Accordingly, we expect our insurance and claims expense to increase over historical levels in absolute amounts, even if we do not experience an increase in the number of insurance claims.

      Depreciation and amortization. Depreciation and amortization expense relates primarily to the depreciation of trailers, management information services equipment, buildings and equipment. On January 1, 2005, we revised the estimated salvage value of our trailers. Previously we estimated that trailers had no salvage value at the end of their useful life of seven years. However, based on our evaluation of the current market conditions for used trailers, we estimate that our trailers will have a salvage value equal to 20% of their original cost. As a result, the estimated salvage value for all trailers owned as of January 1, 2005 has been revised to equal 20% of their original cost. Additionally for any trailers acquired after January 1, 2005 we will use an estimated salvage value of 20% of their original costs. Based on the number of trailers owned as of December 31, 2004, we expect 2005 net income, net of income taxes, to be $262,000 higher than it would have been had we not revised our estimated salvage values.

Predecessor Operations, Dividends and Spin-Off

      Our predecessor began operations in 1981 when Universal Am-Can, Ltd. was formed as an owner-operator and agent-based truckload carrier hauling general commodities over irregular routes in North America. Prior to December 31, 2001, we conducted our operations through several independent operating subsidiaries, all of which were owned by CenTra, a private company wholly owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun. We refer to the combined operations of these subsidiaries as our predecessor. On December 31, 2001, CenTra completed a corporate reorganization pursuant to which all of our operating subsidiaries became wholly owned subsidiaries of Universal Truckload Services, Inc., a newly formed Michigan corporation and wholly owned subsidiary of CenTra. Today, we conduct our operations through seven operating subsidiaries, which operate under the brand names Universal Am-Can, Mason Dixon Lines, Louisiana Transportation, Economy Transport and Mason Dixon Intermodal, Great American Lines and CrossRoad Carriers.

      On December 28, 2004, our board of directors declared a dividend of $50.0 million payable to CenTra, our sole shareholder on the record date for this dividend. The dividend is payable at such time as a committee of our board of directors comprised of Matthew T. Moroun and Manuel J. Moroun determine, prior to December 31, 2007. We expect to pay this dividend immediately after this offering with a portion of our net proceeds. Additionally, since October 2, 2004, we declared and paid cash and in-kind dividends with an estimated aggregate value of $9.0 million to CenTra.

      On December 31, 2004, CenTra distributed all of our shares held by it to our shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, in a spin-off transaction. We believe that the spin-off will qualify as a tax-free distribution for which no gain or loss will be recognized by CenTra or its shareholders for federal income tax purposes under Section 355 and related provisions of the Code. However, we cannot assure you that the IRS will not take a contrary position or that any such position would not be sustained. In connection with the spin-off, we entered into a tax separation agreement with CenTra pursuant to which CenTra is generally responsible for taxes resulting directly from the spin-off if the spin-off does not qualify as a tax-free distribution. If CenTra becomes liable for such tax obligations and is not able to satisfy them, under the Code, as a former subsidiary of CenTra at the time the tax obligation arose, we may become obligated to make such payments on CenTra’s behalf. We believe, however, that CenTra has sufficient assets and liquidity to satisfy any such obligations as well as any obligations that may arise under the tax separation agreement. See “Related Party Transactions — Tax Separation Agreement” for a description of the tax separation agreement.

Stock Split

      On November 4, 2004, we effected a 211-for-1 stock split in the form of a stock dividend. Our financial statements, related notes, and other financial data contained in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

Results of Operations

      The following table sets forth items derived from our consolidated statements of income for the years ended December 31, 2001, 2002 and 2003, and thirty-nine weeks ended September 27, 2003 and October 2, 2004, presented as a percentage of operating revenues:

	Year Ended			Thirty-Nine Weeks Ended
	December 31,
				September 27,	October 2,
	2001	2002	2003	2003	2004

Operating revenues	100%	100%	100%	100%	100%
Operating expenses:
Purchased transportation	74.0	73.6	73.8	73.8	74.4
Commissions expense	7.0	8.0	8.0	7.9	7.8
Other operating expense	1.5	1.6	1.5	1.5	1.4
Selling, general and administrative	11.2	8.5	8.1	8.3	7.5
Insurance and claims	2.3	2.4	2.5	2.6	2.7
Depreciation and amortization	0.1	1.0	1.0	1.0	1.1

Total operating expenses	96.1	95.2	94.9	95.1	94.9

Operating income	3.9	4.8	5.1	4.9	5.1
Interest expense (income) net	(0.0)	0.1	0.1	0.1	0.2

Income before provision for income taxes	3.9	4.7	5.0	4.8	4.9
Provision for income taxes	1.5	1.8	1.8	1.8	1.8

Net income	2.4%	3.0%	3.1%	3.1%	3.1%

Thirty-nine Weeks Ended October 2, 2004 Compared to Thirty-nine Weeks Ended September 27, 2003.

      Operating revenues. Operating revenues for the thirty-nine weeks ended October 2, 2004 increased by $45.5 million, or 22.5%, to $247.9 million from $202.4 million for the thirty-nine weeks ended September 27, 2003. Approximately $12.7 million of the increase in operating revenues is attributable to AFA’s operations from August 8, 2004, the date of acquisition, through October 2, 2004. AFA’s operating revenues consisted of $10.4 million from its truckload operations and $2.2 million from its brokerage operations. The additional revenue increase of $32.8 million was a result of improved economic conditions, which contributed to increased freight demand and higher rates. These factors more than offset a decrease in the average size of our tractor fleet (excluding the AFA acquisition) and an increase in non-revenue miles percentage. For the thirty-nine weeks ended October 2, 2004, our operating revenue per loaded mile from our truckload and brokerage operations increased to $1.84 from $1.63 for the thirty-nine weeks ended September 27, 2003. Excluding the effect of AFA, revenue from our truckload operations increased by $13.5 million, or 8.9%, to $164.9 million for the thirty-nine weeks ended October 2, 2004 from $151.3 million for the thirty-nine weeks ended September 27, 2003. Revenue from our brokerage operations increased by $14.9 million, or 50.4%, to $44.5 million for the thirty-nine weeks ended October 2, 2004 compared to $29.6 million for the thirty-nine weeks ended September 27, 2003. Revenue from our intermodal support services increased by $4.4 million or 20.6% to $25.9 million for the thirty-nine weeks ended October 2, 2004 from $21.5 million for the thirty-nine weeks ended September 27, 2003.

      Purchased transportation. Purchased transportation expense for the thirty-nine weeks ended October 2, 2004 increased by $35.1 million, or 23.5%, to $184.4 million from $149.4 million for the thirty-nine weeks ended September 27, 2003. As a percentage of operating revenues, purchased transportation expense increased slightly to 74.4% for the thirty-nine weeks ended October 2, 2004 from 73.8% for the thirty-nine weeks ended September 27, 2003. The absolute increase was primarily due to the growth in our operating revenues. Purchased transportation expense generally increases or decreases in proportion to the revenues generated through owner-operators and other third party providers. The increase in purchased transportation as a percent of operating revenues is primarily due to a 64.8% increase in fuel surcharges, which are passed through to owner-operators, to $6.8 million for the thirty-nine weeks ended October 2, 2004 from $4.1 million for the thirty-nine weeks ended September 27, 2003, and a higher proportion of brokerage revenue, which pays out a higher percentage in purchased transportation costs.

      Commissions expense. Commissions expense for the thirty-nine weeks ended October 2, 2004 increased by $3.4 million, or 21.5%, to $19.4 million from $16.0 million for the thirty-nine weeks ended September 27, 2003. As a percentage of operating revenues, commissions expense remained essentially constant at 7.8% for the thirty-nine weeks ended October 2, 2004 compared to 7.9% for the thirty-nine weeks ended September 27, 2003. The absolute increase was primarily due to the growth in our operating revenues.

      Other operating expense. Other operating expense for the thirty-nine weeks ended October 2, 2004 increased by $452,000, or 14.4%, to $3.6 million from $3.1 million for the thirty-nine weeks ended September 27, 2003. As a percentage of operating revenues, other operating expense remained essentially constant at 1.4% for the thirty-nine weeks ended October 2, 2004 compared to 1.5% for the thirty-nine weeks ended September 27, 2003. The absolute increase was primarily due to inclusion of AFA’s other operating expenses from the date of acquisition through October 2, 2004 and an increase in repairs and maintenance expense resulting from an increase in the number of company owned trailers.

      Selling, general and administrative. Selling, general and administrative expense for the thirty-nine weeks ended October 2, 2004 increased by $1.8 million, or 10.9%, to $18.7 million from $16.8 million for the thirty-nine weeks ended September 27, 2003. As a percentage of operating revenues, selling, general and administrative expense decreased to 7.5% for the thirty-nine weeks ended October 2, 2004 from 8.3% for the thirty-nine weeks ended September 27, 2003. The absolute increase in selling, general and administrative expense was primarily a result of the inclusion of AFA’s selling, general and administrative expenses from the date of acquisition through October 2, 2004, an increase in salaries and wages and an increase in bad debt expense. The increase in bad debt expense is primarily attributable to increased operating revenues and accounts receivable. The decrease in selling, general and administrative expenses as a percent of revenue is a result of increased operating revenues and our holding the increase in selling, general and administrative expenses below the operating revenue growth rate primarily because rate increases were a substantial source of our revenue growth and rate increases do not typically result in increases in overhead expenses.

      Insurance and claims. Insurance and claims expense for the thirty-nine weeks ended October 2, 2004 increased by $1.4 million, or 27.4%, to $6.6 million from $5.2 million for the thirty-nine weeks ended September 27, 2003. As a percentage of operating revenues, insurance and claims increased to 2.7% for the thirty-nine weeks ended October 2, 2004 from 2.6% for the thirty-nine weeks ended September 27, 2003. The absolute increase was primarily due to the inclusion of AFA’s insurance and claims expense from the date of acquisition through October 2, 2004, an increase in insurance rates, the growth in our owner-operator provided fleet of tractors which are covered under our liability insurance policies, and two large cargo claims incurred by our operating subsidiaries.

      Depreciation and amortization. Depreciation and amortization for the thirty-nine weeks ended October 2, 2004 increased by $601,000, or 28.5%, to $2.7 million from $2.1 million for the thirty-nine weeks ended September 27, 2003. As a percent of operating revenues, depreciation and amortization remained essentially constant at 1.1% for the thirty-nine weeks ended October 2, 2004 compared to 1.0% for the thirty-nine weeks ended September 27, 2003. The absolute increase was primarily due to our purchase of additional trailers in 2003 and 2004. We expect amortization of intangibles to increase in future periods because of our acquisitions of AFA and NYP and the resulting $8.0 million in intangible assets we recorded which began amortizing in 2004.

      Operating income. As a result of the above factors, operating income for the thirty-nine weeks ended October 2, 2004 increased by $2.7 million, or 27.8%, to $12.6 million from $9.8 million for the thirty-nine weeks ended September 27, 2003.

      Interest expense (income), net. Net interest expense for the thirty-nine weeks ended October 2, 2004 increased by $215,000, or 116.8% to $399,000 from $184,000 for the thirty-nine weeks ended September 27, 2003. The increase in interest expense was primarily the result of interest charged on two secured equipment loans totaling $1.9 million, which were entered into in October and December 2003 and increased borrowings under our secured line of credit resulting from $13.3 million borrowed in connection with the acquisition of AFA and $4.5 million of dividends paid to CenTra in the last six months of 2003.

      Provision for income taxes. Provision for income taxes for the thirty-nine weeks ended October 2, 2004 increased by $978,000, or 27.4%, to $4.5 million from $3.6 million for the thirty-nine weeks ended September 27, 2003. For the thirty-nine weeks ended October 2, 2004 and September 27, 2003, we had an effective income tax rate of 37.3% and 36.9%, respectively, based upon our income before provision for income taxes. As a wholly owned subsidiary of CenTra, historically our taxes have been included in CenTra’s consolidated return. However, each of our operating subsidiaries has historically calculated its provision for income taxes as if it were preparing a separate federal income tax return on a non-consolidated, standalone basis and we have remitted the amount of taxes owed (as reflected on these returns) to CenTra. We do not expect any material change to our effective income tax rate in future periods.

      Net income. As a result of the above factors, net income for the thirty-nine weeks ended October 2, 2004 increased by $1.5 million, or 25.3%, to $7.6 million from $6.1 million for the thirty-nine weeks ended September 27, 2003.

2003 Compared to 2002

      Operating revenues. Operating revenues for 2003 increased by $24.9 million, or 9.8%, to $277.7 million from $252.8 million for 2002. This increase was a result of improved economic conditions, which resulted in increased freight demand. These improved market conditions enabled us to charge higher rates, expand our hauling capacity, and grow our truckload and brokerage operations. In 2003, our average operating revenue per loaded mile increased to $1.66 from $1.54 in 2002. Revenue from our truckload operations increased by $14.2 million, or 7.4% to $205.8 million in 2003 from $191.6 million in 2002. Revenue from our brokerage operations increased by $7.9 million, or 22.5%, to $43.0 million from $35.1 million in 2002. Revenue from our intermodal operations increased by $2.8 million, or 10.7%, to $28.9 million in 2003 from $26.1 million in 2002.

      Purchased transportation. Purchased transportation expense for 2003 increased by $18.9 million, or 10.1%, to $204.9 million from $186.1 million for 2002. As a percentage of operating revenues, purchased transportation expense increased slightly to 73.8% for 2003 from 73.6% for 2002. The absolute increase was primarily due to the growth in our operating revenues and a higher proportion of brokerage revenue. The increase in purchased transportation expense as a percentage of operating revenues was primarily the result of increasing retail fuel prices over 2002 levels, which in turn increased the amount of fuel surcharges that we received and passed through to our owner-operators. Fuel surcharges increased $4.1 million or 310.8% to $5.4 million in 2003 from $1.3 million in 2002. This increase was partially offset by a reduction in equipment rental charges from CenTra of $544,000 or, 85.5%, to $92,000 in 2003 from $636,000 in 2002. The reduction in equipment rental charges from CenTra was primarily attributable to the increased number of company owned trailers, resulting in fewer trailer rentals from CenTra.

      Commissions expense. Commissions expense for 2003 increased by $2.0 million, or 9.8%, to $22.2 million from $20.2 million for 2002. As a percentage of operating revenues, commissions expense remained unchanged from 2002 levels at 8.0%. The absolute increase was primarily due to the growth in our operating revenues.

      Other operating expense. Other operating expense for 2003 remained essentially constant at $4.1 million in 2003 and 2002. As a percentage of operating revenues, other operating expense decreased to 1.5% in 2003 from 1.6% in 2002. The absolute decrease was primarily due to a decrease in over dimensional permit expense, or the cost of obtaining regulatory permits for hauling oversized loads, as a result of bringing the permitting process in-house rather than using third party services.

      Selling, general and administrative. Selling, general and administrative expense for 2003 increased by $1.0 million, or 4.6%, to $22.6 million from $21.6 million for 2002. As a percentage of operating revenues, selling, general and administrative expense decreased to 8.1% for 2003 from 8.5% for 2002. The absolute increase in selling, general and administrative expense was primarily the result of an increase in bad debt expense, professional fees and building maintenance expense, offset by a decrease in management fees paid to CenTra. Bad debt expense increased by $1.7 million to $1.4 million in 2003 compared to a net recovery of $287,000 in 2002. The increase in bad debt expense in 2003 is primarily attributable to our establishing a reserve for four large accounts totaling $738,000 and an additional reserve of $200,000 resulting from the increase in accounts receivable. Additionally, fewer bad debt recoveries were made in 2003 as compared to 2002. The decrease in selling, general and administrative expenses as a percent of revenue is a result of the ability to hold the increase in selling, general and administrative expenses below the operating revenue growth rate and a decrease in management services provided by CenTra. Charges for these management services decreased by $1.4 million, or 82.4%, to $305,000 in 2003 from $1.7 million in 2002. The reduction in management fees resulted from our relocation from CenTra’s headquarters and into our corporate headquarters facility in Warren, Michigan during 2003. Additionally, we established our own information technology department and infrastructure and treasury management functions. Previously, CenTra had provided us with these services. As a result of these factors, we came to an agreement with CenTra whereby we would no longer be allocated a portion of CenTra’s operating costs; however, we continued to reimburse CenTra for the services we utilized. These services included legal, human resources, tax and providing driver log auditing. The cost of these services was determined based upon the number and respective salaries of the employees that we believed we would have to hire if we were to perform these services internally.

      Insurance and claims. Insurance and claims expense for 2003 increased by $0.8 million, or 12.4%, to $7.0 million from $6.2 million for 2002. As a percentage of operating revenues, insurance and claims increased slightly to 2.5% in 2003 from 2.4% in 2002. The absolute increase was primarily due to the growth in revenues and our owner-operator provided fleet of tractors, which are covered under our liability insurance policies.

      Depreciation and amortization. Depreciation and amortization for 2003 increased by $0.5 million, or 18.8%, to $2.9 million from $2.4 million in 2002. As a percent of operating revenues, depreciation and amortization remained unchanged from 2002 levels at 1.0%. The absolute increase was primarily due to our purchase of additional trailers in 2003.

      Operating income. As a result of the above factors, operating income for 2003 increased by $1.9 million, or 15.4%, to $14.1 million from $12.2 million for 2002.

      Interest expense (income), net. Net interest expense for 2003 increased by $64,000, or 35.2% to $246,000 from $182,000 for 2002. The increase in interest expense was primarily the result of interest charged on our line of credit, which we drew upon to acquire real property and trailers in 2003.

      Provision for income taxes. Provisions for income taxes for 2003 was increased by $0.6 million, or 12.6%, to $5.1 million, compared to $4.5 million for 2002. In 2003 and 2002, we had an effective income tax rate of 36.9% and 37.7%, respectively, based upon our income before provision for income taxes. As a wholly owned subsidiary of CenTra, historically our taxes have been included in CenTra’s consolidated return. However, each of our operating subsidiaries has historically calculated its provision for income taxes as if it were preparing a separate federal income tax return on a non-consolidated, standalone basis and we have remitted the amount of taxes owed (as reflected on these returns) to CenTra. We do not expect any material change to our effective income tax rate in future periods.

      Net income. As a result of the above factors, net income for 2003 increased by $1.2 million, or 16.7%, to $8.7 million from $7.5 million for 2002.

2002 Compared to 2001

      Operating revenues. Operating revenues for 2002 increased by $39.5 million, or 18.5%, to $252.8 million from $213.3 million for 2001. Approximately $21.8 million of this increase was the effect of including in our results the first full year of operations of the assets of Rex Trucking, Inc. acquired by our Louisiana Transportation subsidiary in August 2001. In addition, revenues from our brokerage operation grew by $9.4 million, or 36.5%, to $35.1 million from $25.7 million in 2001 and our capacity grew through a 21.9% increase in the number of trucks provided by our owner-operators.

      Purchased transportation. Purchased transportation expenses for 2002 increased by $28.2 million, or 17.9%, to $186.1 million from $157.9 million for 2001. As a percentage of operating revenues, purchased transportation expense decreased to 73.6% for 2002 from 74.0% for 2001. The absolute increase was primarily due to the growth in our operating revenues. The decrease in purchased transportation expense as a percentage of operating revenues was the result of lower retail fuel prices, which in turn reduced the amount of fuel surcharges that we received and passed through to our owner-operators, partially offset by an increase in brokerage revenue. Fuel surcharges decreased $2.5 million or 65.3% to $1.3 million in 2002 from $3.8 million in 2001. The decrease is also a result of a reduction in the amounts paid to CenTra for leased transportation equipment. Equipment rental charges from CenTra in 2002 decreased by $1.4 million or 68.7% to $636,000 from $2.0 million in 2001. This decrease resulted from the acquisition of trailers from CenTra in 2001 and March 2002.

      Commissions expense. Commissions expense for 2002 increased by $5.4 million, or 36.3%, to $20.2 million from $14.9 million for 2001. As a percentage of operating revenues, commissions expense increased to 8.0% for 2002 from 7.0% for 2001. The absolute increase was primarily due to the growth in our operating revenues. The increase in commissions as a percentage of revenues was due to an increase in the commission rates we paid in 2002. These increased commissions were due to volume incentives and to growth in our heavy-haul specialized operations, which generally pay a higher commission rate to agents involved in providing specialized services.

      Other operating expense. Other operating expense for 2002 increased by $1.0 million, or 32.0% to $4.1 million from $3.1 million in 2001. As a percentage of operating revenues, other operating expense increased to 1.6% from 2001 levels of 1.5%. The absolute increase was primarily due to increased trailer repair expenses and increases in the expenses of qualifying our owner-operators under applicable regulations.

      Selling, general and administrative. Selling, general and administrative expense for 2002 decreased by $2.2 million, or 9.4%, to $21.6 million from $23.8 million for 2001. As a percentage of operating revenues, selling, general and administrative expense decreased to 8.5% for 2002 from 11.2% for 2001. The absolute and percentage of revenue decreases in selling, general and administrative expense resulted primarily from a decrease in the provision for customer bad debts and an $819,000 decrease in rent paid to CenTra. The decrease in bad debt expense resulted from the recovery of several accounts, which had been reserved in 2001 and an overall reduction in our allowance for doubtful accounts resulting from our analysis of the outstanding accounts receivable at December 31, 2002. The reduction in rent expense paid to CenTra was primarily attributable to us vacating five properties we were previously renting from CenTra and our March 2002 acquisition of our terminal yard in Columbus, Ohio, which we previously leased from CenTra.

      Insurance and claims. Insurance and claims expense for 2002 increased by $1.2 million, or 25.2%, to $6.2 million from $4.9 million for 2001. As a percentage of operating revenues, insurance and claims increased to 2.4% for 2002 from 2.3% for 2001. The absolute increase was primarily due to the growth in revenues and our owner-operator provided fleet of tractors, which are covered under our insurance policies. Insurance premiums are generally calculated based on revenues or the size of the truck fleet. The increase as a percentage of revenue was primarily due to an increase in insurance premium rates.

      Depreciation and amortization. Depreciation and amortization for 2002 increased by $2.1 million to $2.4 million from $0.3 million in 2001. As a percent of operating revenues, depreciation and amortization increased to 1.0% for 2002 from 0.1% in 2001. The absolute and percentage of revenue increases were primarily due to the purchase of trailers, which had previously been leased from an affiliate of CenTra.

      Operating income. As a result of the above factors, operating income for 2002 increased by $3.8 million, or 45.6%, to $12.2 million from $8.4 million for 2001.

      Interest expense (income), net. Net interest expense for 2002 was $182,000 as compared to net interest income of $30,000 in 2001. The difference was primarily the result of interest charged on our line of credit, which we drew upon to finance the purchase on December 31, 2001 of trailers that we had previously leased from an affiliated company.

      Provision for income taxes. Provision for income taxes for 2002 was $4.5 million, compared to $3.2 million for 2001. In 2002 and 2001, we had an effective income tax rate of 37.7% and 38.5%, respectively, based upon our income before provision for income taxes. As a wholly owned subsidiary of CenTra, historically our taxes have been included in CenTra’s consolidated return. However, each of our operating subsidiaries historically has calculated its provision for income taxes as if it were preparing a separate federal income tax return on a non-consolidated, standalone basis and we have remitted the amount of taxes owed (as reflected on these returns) to CenTra. We do not expect any material change to our effective income tax rate in future periods.

      Net income. As a result of the above factors, net income for 2002 increased by $2.3 million, or 44.7%, to $7.5 million from $5.2 million for 2001.

Unaudited Quarterly Results

      The following tables present our operating results for each of the eleven quarters ended October 2, 2004. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring adjustments, have been included to present fairly the unaudited quarterly results. This data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. These operating results may not be indicative of results to be expected for any future period.

	Quarter Ended

	Mar. 31,	June 29,	Sept. 28,	Dec. 31,	Mar. 29,	June 28,	Sept. 27,	Dec. 31,	Apr. 3,	July 3,	Oct. 2,
	2002	2002	2002	2002	2003	2003	2003	2003	2004	2004	2004

	(In thousands, except for per share information)
Operating revenues	$55,418	$64,360	$65,687	$67,347	$61,390	$70,206	$70,798	$75,304	$72,240	$78,711	$96,956
Operating expenses:
Purchased transportation	41,425	46,946	48,334	49,390	45,620	51,801	51,931	55,595	53,515	58,380	72,507
Commissions expense	4,433	5,149	5,394	5,264	4,763	5,473	5,720	6,272	5,788	6,331	7,260
Other operating expenses	738	809	1,423	1,147	1,026	1,020	1,091	932	1,064	1,033	1,492
Selling, general and administrative	5,156	5,498	5,274	5,648	5,273	5,830	5,725	5,742	5,916	5,660	7,090
Insurance and claims	1,430	1,567	1,576	1,616	1,768	1,763	1,633	1,790	1,941	1,926	2,711
Depreciation and amortization	597	594	605	614	671	712	729	751	845	759	1,109

Total operating expenses	53,779	60,563	62,606	63,679	59,121	66,599	66,829	71,082	69,069	74,089	92,169

Operating income	1,639	3,797	3,081	3,668	2,269	3,607	3,969	4,222	3,171	4,622	4,787
Interest expense (income), net	30	44	52	56	63	61	60	62	116	94	189

Income before provision from income taxes	1,609	3,753	3,029	3,612	2,206	3,546	3,909	4,160	3,054	4,528	4,598
Provision for income taxes	645	1,417	1,143	1,324	817	1,308	1,442	1,536	1,148	1,643	1,753

Net income	$964	$2,336	$1,886	$2,287	$1,389	$2,238	$2,467	$2,624	$1,906	$2,885	$2,845

Earnings per common share:
Basic	$0.09	$0.22	$0.18	$0.22	$0.14	$0.22	$0.25	$0.26	$0.19	$0.29	$0.28
Diluted	0.09	0.22	0.18	0.22	0.14	0.22	0.25	0.26	0.19	0.29	0.28
Average common shares outstanding:
Basic	10,550	10,550	10,550	10,550	10,023	10,023	10,023	10,023	10,023	10,023	10,023
Diluted	10,550	10,550	10,550	10,550	10,023	10,023	10,023	10,023	10,023	10,023	10,023
Cash dividends declared per common share(1)	$—	$0.28	$0.29	$—	$—	$—	$—	$—	$—	$—	$—

(1)	Does not include an in-kind distribution paid to CenTra in December 2003 consisting of a $4.5 million loan receivable from CenTra.

Liquidity and Capital Resources

      Our primary sources of liquidity are funds generated by operations and our revolving secured line of credit with First Tennessee Bank.

      We employ a primarily non-asset based operating strategy. In 2003 and for the thirty-nine weeks ended October 2, 2004, substantially all of the tractors and approximately 53% of the trailers utilized in our business were provided by our owner-operators and we have no capital expenditure requirements relating to this equipment. As a result, our capital expenditure requirements are limited in comparison to most large trucking companies which maintain sizable fleets of owned tractors and trailers, requiring significant capital expenditures.

      In 2004, we acquired 220 trailers, including 48 container chassis and 20 container kits. We expect to incur capital expenditures of $4.5 to $5.0 million for 2005 and 2006, in each case, exclusive of acquisitions. Our major capital expenditure requirements are to replace and expand the owned portion of our equipment fleet and our company facilities. We expect that our working capital and available borrowings will be sufficient to meet our capital commitments and fund our operational needs for at least the next twelve months. On a longer-term basis, based on the availability under our line of credit and other financing sources and assuming the continuation of our current level of profitability, we do not expect that we will experience any liquidity constraints in the foreseeable future.

      Our primary uses of funds during 2003 were for the purchase of real property and trailers and for the payment of dividends.

      We made cash or in-kind distributions to CenTra totaling $6.1 million in 2002, $4.5 million in 2003 and $9.0 million in 2004. In addition, on December 28, 2004 our board of directors declared a dividend of $50.0 million payable to CenTra, our sole shareholder on the record date for this dividend. We expect to pay this dividend immediately following this offering with a portion of our net proceeds from this offering. Shareholders who purchase our shares in this offering will not participate in this dividend and we currently intend to retain our future earnings to finance our growth and do not anticipate paying subsequent cash dividends in the future.

      The following is a summary of our secured lines of credit and secured equipment loans. These summaries do not purport to be complete and are qualified in their entirety by reference to the trailer purchase agreements and security agreements that govern our secured line of credit and equipment loans, copies of which are attached as exhibits to the registration statement of which this prospectus is a part.

Secured Lines of Credit

      Under our secured line of credit with First Tennessee Bank, as amended on June 29, 2004 and December 27, 2004, our maximum borrowings are $40.0 million. The secured line of credit is collateralized by the accounts receivable of all of our wholly owned subsidiaries, except AFA, and bears interest at a rate equal to LIBOR plus 1.80% (effective rate of 3.79% at October 2, 2004). The agreement governing our secured line of credit contains covenants, which require us to maintain a tangible net worth of at least $15.0 million and a debt to tangible net worth ratio not to exceed 4 to 1. For purposes of this agreement, net worth is defined as the difference between our total assets and total liabilities, tangible net worth is defined as net worth, plus subordinated debt, less the value assigned to intangibles in accordance with generally accepted accounting principles, and debt is defined as total liabilities. In addition the agreement may, in certain circumstances, limit our ability and the ability of our subsidiaries to sell or dispose of assets, incur additional debt, pay dividends or distributions or redeem common stock. The agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The secured line of credit expires on August 31, 2005. At October 2, 2004, we had an outstanding balance of $29.7 million under the secured line of credit. We intend to extend or replace the secured line of credit prior to its expiration date.

      Great American Lines, Inc., or GAL, a subsidiary of AFA, maintains a secured line of credit with PNC Bank National Association allowing GAL to borrow up to a maximum of $6.0 million. GAL’s secured line of credit is collateralized by substantially all of AFA’s assets and bears interest at either the bank’s prime rate or LIBOR plus 1.75% (effective rate of 3.74% at October 2, 2004). The agreement governing GAL’s secured line of credit contains covenants, which require GAL to maintain a tangible net worth of at least $1.0 million, a ratio of indebtedness for borrowed money plus capital lease obligation to tangible net worth not to exceed 3.5 to 1 and a fixed charge coverage ratio of more than 1 to 1 as of the last day of each fiscal year. In addition the agreement may, in certain circumstances, limit AFA’s ability and the ability of its subsidiaries to sell or dispose of assets, incur additional debt, pay dividends or distributions or redeem common stock. The agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The secured line of credit expires in June 2005. At October 2, 2004, AFA had an outstanding balance of $531,000 under the secured line of credit. We intend to repay this line of credit prior to its expiration date.

Secured Equipment Loans and Capital Lease Obligations

      Universal Am-Can currently has five outstanding loans with Key Equipment Finance, a division of Key Corporate Capital, Inc., which had an aggregate outstanding balance of $2.0 million as of October 2, 2004. The proceeds of each of these loans were used to finance the purchase of equipment used in Universal Am-Can’s ordinary course of business, and each loan is secured by the equipment purchased. Each loan bears interest at the LIBOR rate, plus a specified spread. At October 2, 2004, our weighted average interest rate on the five loans was 3.6%. As a result of our acquisition of AFA, Universal Am-Can was not in compliance with its debt to tangible net worth ratio and minimum tangible net worth covenant as of October 2, 2004. Key Equipment Finance waived all defaults under these agreements and no amounts outstanding under the loan were accelerated. In addition, the agreements governing these equipment loans were amended in December 2004 and under the amended agreements we have assumed all of the obligations under these notes. Additionally, we are required to maintain a debt to tangible net worth ratio not to exceed 4 to 1 and a minimum net worth of $15.0 million. For the purpose of these ratios, debt is defined as total liabilities; tangible net worth is defined as net worth, plus subordinated debt, less the values assigned to intangibles, including but not limited to goodwill, any accounts receivable to related entities or our officers, any interests in the capital stock of any other entities and any other assets properly classified as intangibles in accordance with GAAP; and net worth is defined as the difference between the total assets and the total liabilities, all as reflected on our most recent balance sheet. These loan agreements also contain customary representations and warranties, affirmative and negative covenants, and events of default.

      In August 2004, Universal Am-Can entered into two promissory notes with General Electric Capital Corporation totaling $2.0 million. At October 2, 2004, these two loans had an outstanding balance of $1.9 million. In October 2004, Universal Am-Can entered into a third promissory note with General Electric Capital Corporation for $492,000. The proceeds of each of these loans were used to finance the purchase of trailers used in Universal Am-Can’s ordinary course of business and each loan is secured by the trailers purchased. Each loan has a fixed interest rate. The weighted average interest rate of the three loans is 5.57%. As a result of our acquisition of AFA, Universal Am-Can was not in compliance with its debt to tangible net worth ratio and minimum tangible net worth covenant as of October 2, 2004. General Electric waived all defaults under these agreements and no amounts outstanding under the promissory notes were accelerated. In addition, the agreements governing these notes were amended in December 2004 and, under the amended agreements, Universal Am-Can is required to maintain a ratio of total liabilities to tangible net worth of not more than 7 to 1 at December 31, 2004 and 5 to 1 at December 31, 2005 and maintain a tangible net worth of $4.5 million at December 31, 2004, $7.0 million at June 30, 2005 and $10.0 million at December 31, 2005 and thereafter. For the purpose of these ratios, tangible net worth is defined as total assets less the sum of intangible assets, receivables and advances from shareholders and affiliates and total liabilities, all as defined in accordance with GAAP consistently applied. The agreements also contain customary representations and warranties, affirmative and negative covenants, and events of default.

      In October and December 2004, Mason Dixon Intermodal entered into two promissory notes with Key Equipment Finance totaling $843,000. The proceeds from these notes were used to acquire container chassis. The notes are payable in monthly installments totaling $20,449 plus interest at rates ranging from LIBOR plus 1.75% to 4.98%. The notes mature in December 2007 and July 2009. The loan agreements underlying these notes require Mason Dixon Intermodal to maintain various affirmative and negative covenants, including certain financial covenants.

      AFA currently has thirteen loans and capital lease obligations outstanding with various financial institutions, which had an outstanding balance of $1.9 million at October 2, 2004. The loans and capital lease obligations are payable in monthly installments of approximately $118,000 including interest at rates ranging from the bank’s prime rate (4.25% at October 2, 2004) to 13.95% and are secured by property and equipment. The weighted average interest rate of AFA’s term loans and capital lease obligations is 6.26% at October 2, 2004.

Discussion of Cash Flows

      We have funded our operations through cash flow from operations and short term-borrowings under our secured line of credit with First Tennessee Bank.

      For the thirty-nine weeks ended October 2, 2004 cash increased by $2.1 million to $2.6 million from $423,000 at December 31, 2003. For 2003, cash decreased by $375,000 to $423,000 at December 31, 2003, from $798,000 at December 31, 2002.

      Net cash provided by operating activities for the thirty-nine weeks ended October 2, 2004 was $6.1 million, resulting primarily from $7.6 million in net income and $2.7 million in depreciation and amortization, offset by a decrease in working capital of $5.0 million. Net cash provided by (used in) operating activities was $14.0 million for 2003, $11.0 million for 2002 and $(1.4) million for 2001. Net cash provided by operations increased by $2.9 million from 2002 to 2003. This increase resulted primarily from a $1.2 million increase in our net income, from $7.5 million in 2002 to $8.7 million in 2003 and a $4.3 million increase in amounts due to CenTra, offset by a $1.5 million increase in the rate of increase of accounts receivable in 2003. Net cash provided by operating activities increased from 2001 to 2002 by $12.5 million. This increase resulted from (1) a $2.3 million increase in net income, from $5.2 million in 2002 to $7.5 million in 2003, (2) our purchase of trailers from CenTra in 2002 for $5.4 million, which increased our depreciation expense by $2.1 million, (3) a reduction in the rate of increase in our accounts receivable in 2002 compared to 2001, (4) a decrease in our prepaid expenses by $2.0 million in 2002 compared to 2001 and (5) a $2.8 million increase in accounts payable, in 2002 compared to 2001, due to our taking over our treasury management from CenTra.

      Net cash used in investing activities for the thirty-nine weeks ended October 2, 2004 was $20.2 million, resulting from capital expenditures of $2.9 million, net cash paid for the acquisition of AFA of $13.3 million and loans to CenTra of $4.0 million. Net cash used in investing activities was $18.2 million for 2003, $16.4 million for 2002 and $1.0 million for 2001. Net cash used in investing activities for 2003 was primarily for a $14.4 million loan to CenTra and the purchase of trailers and other property for an aggregate of $3.6 million. Net cash used in investing activities for 2002 was primarily used for the purchase of properties and trailers for an aggregate of $11.4 million and a loan to CenTra of $5.0 million. In December 2003, we settled these loans owed to us by CenTra. Our non-cash settlement consisted of acquiring certain property from CenTra, which we recorded at its net book value of $3.5 million. For tax purposes, we recorded the property at its estimated fair market value of $10.6 million. The difference between the book and tax value of the property created a deferred tax asset of $2.7 million. Another component of the settlement was the elimination of $8.5 million of income taxes payable and other liabilities, which we owed to CenTra. The remaining $4.5 million of the settlement was classified as a distribution to CenTra. Net cash used in investing activities for 2001 was primarily for the acquisition of certain assets of Rex Trucking, Inc.

      Net cash provided by financing activities for the thirty-nine weeks ended October 2, 2004 was $16.3 million, resulting from $16.1 million borrowed under our secured line of credit and proceeds from long-term debt of $2.0 million, offset by the repayment of $1.8 million of long-term debt. Net cash provided by financing activities was $3.9 million for 2003, $5.7 million for 2002 and $2.0 million for 2001. Net cash provided by financing activities for 2003 was primarily due to the net borrowings under our secured line of credit of $4.8 million, used to fund investing activities described above, offset by $1 million used to reacquire our common stock from Mohawk Services Corporation. Net cash provided by financing activities for 2002 was primarily due to $8.1 million of borrowings under our secured line of credit offset by a distribution to CenTra of $6.1 million and a $5.0 million financing of the purchase of trailers. Net cash provided by financing activities in 2001 was a result of capital contributions of $2.0 million.

Contractual Cash Requirements and Commitments

      The following table summarizes our future contractual obligations as of October 2, 2004:

	Payment Due By Period

					More
		Less Than	1-3	3-5	Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(In thousands)
Secured Lines of Credit	$30,251	$30,251	$—	$—	$—
Long-Term Debt Obligations	5,389	2,194	2,103	1,092	—
Capital Lease Obligations	619	312	307	—	—
Operating Lease Obligations	441	205	236	—	—

Total	$36,700	$32,962	$2,646	$1,092	$—

      In connection with our acquisition of Stony’s Trucking on August 8, 2003, we agreed to pay the former owners an amount equal to 2% of operating revenues derived from preexisting agents of Stony’s Trucking for the period from February 1, 2004 through January 31, 2006. We are currently in a dispute with the former owner of Stony’s Trucking and have not made any payments under this arrangement. We believe the ultimate settlement of this dispute will not have a material effect on the Company’s financial position, results of operations or cash flows.

      In addition, in connection with our acquisition of NYP on November 1, 2004, we agreed to pay the former owners an amount equal to 1.5% of operating revenues generated by the CrossRoad Carriers business, subject to certain limitations, through November 2007.

Critical Accounting Policies

      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, operating revenues and operating expenses.

      Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.

Allowance for Uncollectible Receivables

      The allowance for potentially uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. Management continuously monitors these factors to arrive at the estimate of accounts receivable that may be ultimately uncollectible. The receivables analyzed include trade receivables, as well as loans and advances made to owner-operators. Past due balances over 120 days and over $5,000 are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. This analysis requires us to make significant estimates. Changes in the facts and circumstances that these estimates are based upon and changes in the general economic environment could result in material change in the allowance for uncollectible receivables. These changes include, but are not limited to, deterioration of customers’ financial position, changes in our relationships with our customers, agents and owner-operators and unforeseen issues relating to individual receivables.

Insurance Claim Costs

      Historically, each of our operating subsidiaries, other than AFA, maintained insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. AFA maintained insurance against the first $2.0 million of liability for individual auto liability and general liability claims, subject to a $150,000 deductible per occurrence. AFA also maintained insurance against the first $500,000 of liability for workers compensation claims.

      Effective December 1, 2004, we revised our insurance coverage so that Universal Truckload Services, Inc., and each of its operating subsidiaries, including AFA and CrossRoad Carriers, maintains insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. In addition, each of our operating subsidiaries and Universal Truckload Services, Inc. maintains $10.0 million of excess auto liability coverage for individual claims in excess of $10.0 million. We self-insure for amounts between $1.0 million and $10.0 million and all amounts over $20.0 million, related to auto liability claims. We also self-insure for all workers’ compensation and general liability claims over $1.0 million and for 100% of all cargo and equipment damage claims. In addition, we are responsible for all of the legal expenses related to claims, or the portion of claims, that we self-insure.

      As of October 2, 2004, we did not have any reserves for auto liability, workers’ compensation or general liability claims. We do establish reserves for anticipated losses and expenses related to cargo and equipment damage claims and we will establish reserves relating to auto liability, workers’ compensation and general liability claims in the future as appropriate. The reserve consists of specific reserves for all known claims and an estimate for claims incurred but not reported. In determining the reserves, we specifically review all known claims and record a liability based upon our best estimate of the amount to be paid. In making our estimate, we consider the amount and validity of the claim, as well as our past experience with similar claims. In establishing the reserve for claims incurred but not reported, we consider our past claims history, including the length of time it takes for claims to be reported to us. Based on our past experience, the time between when a claim occurs and when it is reported to us is short. As a result, we believe that the number of incurred but not reported claims at any given point in time is small. These reserves are periodically reviewed and adjusted to reflect our experience and updated information relating to specific claims. If we experience claims that are not covered by our insurance or that exceed our estimated claim reserve, it could increase the volatility of our earnings and have a materially adverse effect on our financial condition and results of operations.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

      Depreciation of long-lived assets is calculated using the straight-line method over the estimated useful lives of the assets. We evaluate the salvage value, useful life, and annual depreciation of trailers annually based on the current market environment and our recent experience with disposition values. We also evaluate the carrying value of long-lived assets for impairment by analyzing the operating performance and anticipated future cash flows for those assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We evaluate the need to adjust the carrying value of the underlying assets if the sum of the expected cash flows is less than the carrying value. Our projection of future cash flows, the level of actual cash flows, the methods of estimating used for determining fair values and salvage values can impact impairment. Any changes in management’s judgments could result in greater or lesser annual depreciation expense or impairment charges in the future.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

      Our market risk is affected by changes in interest rates. Our secured lines of credit and the secured equipment loans bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR will affect the interest rate on, and therefore our cost under, the line of credit and equipment loans. Assuming balances on our secured line of credit and our secured equipment loans identical to those at October 2, 2004, we estimate that a 1% increase in LIBOR would reduce our annual net income by approximately $326,000.

      We did not have any interest rate swap agreements as of the date of this prospectus.

Commodity Price Risk

      Fluctuations in fuel prices can affect our profitability by affecting our ability to retain or recruit owner-operators. Our owner-operators bear the costs of operating their tractors, including the cost of fuel. The tractors operated by our owner-operators consume large amounts of diesel fuel. Diesel fuel prices fluctuate greatly due to economic, political and other factors beyond our control. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers and pass these surcharges on to our owner-operators. Historically, these arrangements have not fully protected our owner-operators from fuel price increases. If costs for fuel escalate significantly it could make it more difficult to attract additional qualified owner-operators and retain our current owner-operators. If we lose the services of a significant number of owner-operators or are unable to attract additional owner-operators, it could have a materially adverse effect on our financial condition and results of operations.

Seasonality

      Our results of operations are subject to seasonal trends common to the trucking industry. Our results of operations in the first fiscal quarter of each year are typically lower than the other quarters, principally because some shippers reduce their shipments and the productivity of our owner-operators generally decreases during the winter season because inclement weather impedes operations. At the same time, our operating expenses generally increase because harsh weather creates higher accident frequency and increased claims.

Effect of Recent Accounting Pronouncements

      We adopted Statement of Financial Accounting Standards No. (SFAS) No. 141, Business Combinations, effective July 1, 2001. SFAS No. 141 requires the use of the purchase method of accounting for all future business combinations. SFAS No. 141 also requires the recognition of certain intangible assets acquired in business combinations as assets apart from goodwill.

      In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be amortized. Instead, the carrying value of these assets will be reviewed for impairment at least annually or more frequently should circumstances indicate. An entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. We adopted SFAS No. 142 on January 1, 2002. The adoption of SFAS No. 142 did not have any impact on our financial position or results of operations.

      We adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, as well as certain provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The main objective of SFAS No. 144 is to further clarify certain provisions of SFAS No. 121 relating to the impairment of long-lived assets. SFAS No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. The adoption of SFAS No. 144 did not have any impact on our financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The main objective of SFAS No. 146 is to clarify the requirements for recognition of a liability for costs associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it assumes under the guarantee. This requirement applies to guarantees issued after December 31, 2002. Guarantees issued prior to January 1, 2003, are not subject to the recognition and measurement provisions of FIN 45 but are subject to expanded disclosure requirements. The adoption of this accounting standard did not have any impact on our results of operations or financial position.

      In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities — an Interpretation of ARB 51, which is effective for financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. We adopted this Interpretation on January 1, 2004. The adoption of this Interpretation did not have an impact on our financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” to address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the statement of income. The revised SFAS No. 123(R) generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) is effective for us beginning July 1, 2005. However, we are electing to adopt SFAS No. 123(R) on January 1, 2005. Because we currently do not have stock options outstanding, the initial adoption of SFAS No. 123(R) did not have an impact on our consolidated financial statements.

BUSINESS

Overview

      We are a primarily non-asset based provider of transportation services to shippers throughout the United States and in the Canadian provinces of Ontario and Quebec. Our over-the-road trucking services include both flatbed and dry van operations and we provide rail-truck and steamship-truck intermodal support services. We also offer truck brokerage services, which allow us to supplement our capacity and provide our customers with transportation of freight not handled by our owner-operators.

      We primarily operate through a contractor network of approximately 560 agents and over 2,100 owner-operators who provide us with over 2,600 tractors and approximately 1,700 trailers. Customer relationships are primarily managed by our agents who solicit freight business directly from shippers and also provide dispatch and other services to our owner-operators. Our owner-operators own, operate and maintain substantially all of the tractors and approximately 53% of the trailers used in our business. Some of our owner-operators also act as fleet contractors and provide us with multiple tractors and drivers. In return for their services, we pay our agents and owner-operators fixed commissions based on a percentage of the revenue they generate for us. This network of agents and owner-operators allows us to minimize our investment in tractors and trailers, manage our sales effort in a manner we believe is more efficient than employing a large sales staff, and maximizes the variable portion of our cost structure. In addition, through our brokerage operations, we are able to expand our capacity by arranging for other carriers to transport shipments when we generate more freight shipments than our owner-operators can service.

      We believe our commission schedule, prompt payment practices, industry reputation, financial stability, back office support and national freight network helps us to attract agents and owner-operators. In addition, we acquired the operations of five transportation companies since October 2000 and are continually evaluating new acquisition opportunities.

      Our predecessor began operations in 1981 when Universal Am-Can Ltd. was formed as an owner-operator and agent based truckload carrier hauling general commodities over irregular routes in North America. Prior to December 31, 2001, we conducted our operations through several independent operating subsidiaries, all of which were owned by CenTra, a private company wholly owned by Matthew T. Moroun and a trust controlled by Manuel J. Moroun. On December 31, 2002, CenTra completed a corporate reorganization pursuant to which all of our operating subsidiaries became wholly owned subsidiaries of Universal Truckload Services, Inc., a newly formed Michigan corporation and wholly owned subsidiary of CenTra. On December 31, 2004, CenTra distributed all of our shares held by it to its shareholders, Matthew T. Moroun and a trust controlled by Manuel J. Moroun.

Industry

      According to the American Trucking Associations, or ATA, the trucking industry was estimated at approximately $610.1 billion in revenue in 2003 and accounted for approximately 86.9% of domestic spending on freight transportation. The trucking industry is highly competitive on the basis of service and price and is necessary in many industries operating in the United States. Customers generally chose truck transportation over other surface transportation modes due to the industry’s higher levels of reliability, shipment integrity and speed.

      The trucking industry includes both private fleets and “for-hire” carriers. Private fleets consist of trucks owned and operated by shippers that move their own goods and, according to the ATA, accounted for approximately $278.5 billion of revenue in 2003. For-hire carriers include both truckload and less-than-truckload operations. We operate in the highly fragmented for-hire truckload segment of this market, which according to the ATA generated revenues of approximately $269.7 billion in 2003. Truckload carriers dedicate an entire trailer to one customer from origin to destination and can be further classified by the trailing equipment they use to haul a customer’s freight, such as dry van, temperature-controlled, tank or flatbed. We believe the for-hire flatbed market generated revenues of over $30 billion in 2003. Our primary source of revenue results from hauling flatbed and dry van freight, which during the thirty-nine weeks ended October 2, 2004 and the year ended December 31, 2003 accounted for $222.0 million, or 89.5% and $248.8 million, or 89.6%, respectively, of our revenues.

      We believe the private fleet market offers significant opportunities for expansion by for-hire carriers, such as ourselves, because shippers increasingly are focused on operating within and conserving capital for, their core competencies, which often do not include freight transportation. In our intermodal support services, we believe that third party logistics companies, railroads and ocean liners are increasingly seeking efficiencies gained by using companies with greater service offerings, capacity and geographic coverage than the smaller private operators upon which they have historically relied.

      Recent economic trends have led to a consolidation of the truckload industry. We believe that the truckload market will continue to experience further consolidation due to a number of economic factors that have forced many smaller carriers to exit the business, merge, or file for bankruptcy. These factors include rising insurance costs, scarcity of capital, volatility of fuel prices, increased prices for new Environmental Protection Agency compliant equipment, purchasing advantages available to larger carriers and customer demand for total service solutions that can only be provided by large carriers. As a result, we believe that larger, better-capitalized companies, like us, will have greater opportunities to gain market share and increase profit margins.

Non-Asset Based Strategy

      We employ a primarily non-asset based business model. Substantially all of our tractors and approximately 53% of our trailers are provided by our owner-operators. In addition, our use of agents reduces our need for sizable non-driver facilities. The primary physical assets we provide to our agents and owner-operators include a portion of our trailer fleet, our intermodal depot facilities, our headquarters facility and our management information systems. We believe that our business model offers the following advantages compared with primarily asset-based trucking companies that own significant tractor fleets and use an employee sales force:

•	Variable cost structure. We pay our agents and owner-operators a percentage of the revenue they generate, which gives us flexibility to quickly adjust to increases or decreases in customer demand. Additionally, having a high proportion of variable costs reduces our risks of making fixed payments on under-utilized equipment and personnel and minimizes our exposure to fluctuating equipment values. In 2003 and the thirty-nine weeks ended October 2, 2004, approximately 86.2% and 86.6%, respectively, of our total expenses were variable in nature.

•	Reduced capital expenditures. Limiting our investment in tractors and trailers reduces our capital needs and allows us to grow organically using relatively small amounts of cash. This allows us to conserve our financial resources to fund our expansion strategy, which includes acquisitions. Our operating revenues have grown from $144.5 million in 1999 to $277.7 million in 2003, while we have spent an aggregate of $15.4 million on capital expenditures over the same period. For the thirty-nine weeks ended October 2, 2004, our operating revenues were $247.9 million and our capital expenditures were $2.9 million.

•	Higher financial returns. Given similar operating performance, we believe that our low fixed costs and capital expenditure requirements will produce higher returns on our assets than many of our asset-based competitors. We manage our business with a view toward enhancing these returns. In 2003, we achieved a 13.9% return on average assets.

•	Entrepreneurial spirit. Our agents and owner-operators are business owners who are compensated based on the revenue they produce. We believe this model gives our agents a strong incentive to seek new revenue opportunities. In addition, we believe that our owner-operators have a greater incentive to operate their equipment more reliably, efficiently and safely than would be the case with employee drivers using employer-provided equipment.

      Although we believe our non-asset based business model is advantageous, there are certain disadvantages. Our use of owner-operators limits the pool of potential drivers and could constrain our growth. In addition, our variable cost structure does not allow us to take advantage of freight cycles as well as a fixed cost structure would. Thus, in times of very high economic activity and increasing freight rates, our profitability may not expand as much as that of an asset-based carrier. We also do not have direct control over customer relationships and may be constrained in our ability to seek large, national contracts. Overall, however, we believe our long experience with this business model and our growth, profitability, and financial returns demonstrate that we have adequately managed these risks historically.

Growth Strategy

      We believe that our flexible business model offers us substantial opportunities to grow. By continuing to implement our strategy, we believe that we can continue to increase our revenues and profitability, while generating a higher return on assets than many of our asset-based competitors. The key elements of our strategy are as follows:

•	Grow our brokerage operations. Our brokerage services have grown substantially, expanding to $43.0 million in operating revenues in 2003 from $13.6 million in 1999, a compound annual growth rate of 33.5%. For the thirty-nine weeks ended October 2, 2004, our brokerage services operating revenues were $46.7 million. In 2003 and the thirty-nine weeks ended October 2, 2004, brokerage services accounted for 15.5% and 18.8%, respectively, of our operating revenues, and we expect it to continue to grow as a percentage of our overall business. We encourage our agents to generate shipping contracts above the levels that can be accommodated by our owner-operators and provide the training and management information systems that enable our agents to broker these contracts to third party drivers. We intend to continue to grow this business because it requires little capital and gives our agents an opportunity to expand their revenues.

•	Make strategic acquisitions. Acquisitions have been an important part of our growth and we continually evaluate strategic acquisition opportunities. Our acquisition plan is to focus on targets that are primarily non-asset based, but we also will consider companies that derive a portion of their business from asset-based operations. Since our predecessor was founded in 1981, we have successfully integrated seven acquisitions, four of which we have consummated since October 2000. In addition, on November 1, 2004 we acquired substantially all of the assets of NYP, a rail and truck brokerage firm. Our operational integration strategy is to centralize administrative functions of acquired businesses at our headquarters, while maintaining the localized operations of the acquired businesses and maintaining the target’s network of agents and owner-operators. We believe that allowing most of our acquired businesses to continue to operate under their pre-acquisition names, in their original regions and with the same agents and owner-operators enables us to maintain the loyalty of the agents and owner-operators and continue pre-existing customer relationships.

•	Expand our network of agents and owner-operators. Increasing the number of agents and owner-operators has been a principal driver of our historical growth. We intend to continue to recruit qualified agents and owner-operators in order to penetrate new markets and expand our operations in existing markets. Our agents typically focus on a small number of shippers in a particular market and are attuned to the specific transportation needs of that core group of shippers and alert to growth opportunities. With their detailed knowledge of local trucking markets, our agents also serve as an excellent source of recruiting additional owner-operators. In addition, we believe that the current environment of increasing costs and industry consolidation has created substantial uncertainty for agents, owner-operators and shippers. This uncertainty has led to a desire within these constituencies to associate themselves with a stable company that has an established market presence, and we have successfully converted small independent trucking companies into agents and owner-operators.

•	Expand our intermodal support services. Our intermodal support services have grown from $22.2 million in operating revenues in 1999 to $28.9 million in 2003. For the thirty-nine weeks ended October 2, 2004, our intermodal support services operating revenues were $25.9 million. We intend to continue the growth of this business by expanding our service offerings, acquiring or renting additional intermodal facilities and also expanding our network of intermodal agents. We will evaluate future intermodal facility sites based on regional international shipping volumes and market saturation. We currently operate five full service container yards located in the midwestern United States. These facilities provide container and chassis inventory systems, full service repair facilities, and overhead lift capabilities. We have recently been approved as a Container Freight Station in Detroit, Michigan by U.S. Customs, and are seeking approval in Cincinnati, Cleveland, and Columbus, Ohio. With the assistance of our container and chassis management services, we are able to offer the steamship companies a neutral facility to store, repair, and track their equipment for future use. Through our bonded custom services, we can transfer bonded freight between overseas containers and other equipment for delivery to its final destination. We believe that providing container and chassis management as well as bonded customs services will allow us the opportunity to provide additional services for these customers.

Our Operations

      We conduct our operations through our seven direct or indirect wholly owned operating subsidiaries under the brand names Universal Am-Can, Mason Dixon Lines, Economy Transport, Louisiana Transportation, Mason Dixon Intermodal, Great American Lines and CrossRoad Carriers. The diagram below shows the brands through which we conduct our business and the principal services provided by each entity.

      We broadly group our services into the following three categories: truckload services, brokerage services and intermodal support services.

•	Truckload. Our truckload operations represented approximately $205.8 million, or 74.1%, of our operating revenues in 2003 and $175.3 million, or 70.7%, of our operating revenues for the thirty-nine weeks ended October 2, 2004. We transport a wide variety of general commodities, including machinery, building materials, paper, food, consumer goods, automotive parts, furniture, steel and other metals on behalf of customers in various industries.

•	Brokerage. Our brokerage operations represented approximately $43.0 million, or 15.5%, of our operating revenues in 2003 and $46.7 million, or 18.8%, of our operating revenues for the thirty-nine weeks ended October 2, 2004. We broker freight to third party transportation providers through our agent network at times when we generate more freight business than we can service with our available owner-operators. These transportation providers may include competing truckload carriers or, occasionally, shipper-owned and operated private motor carrier transport fleets with excess capacity. Our brokerage services have grown rapidly, expanding to the current levels from $13.6 million in 1999.

•	Intermodal support services. Our intermodal support services represented $28.9 million, or 10.4% of our operating revenues in 2003 and $25.9 million, or 10.4%, of our operating revenues for the thirty-nine weeks ended October 2, 2004. Our intermodal support services are primarily short-to-medium distance delivery of rail and steamship containers between the railhead or port and the customer.

Independent Contractor Network

      We utilize a network of approximately 560 agents located throughout the United States and in the Canadian provinces of Ontario and Quebec and over 2,100 owner-operators who provide us with over 2,600 tractors and approximately 1,700 trailers. These agents and owner-operators are independent contractors who earn a fixed commission calculated as a percentage of the revenue they generate for us and who bring an entrepreneurial spirit to our business. We believe that this gives them greater incentive to respond quickly to customer needs and market opportunities and, in the case of owner-operators, to operate their equipment more reliably, efficiently and safely than would be the case with employee-drivers.

Agents

      Our agents provide the primary interaction with our shippers. Approximately 92.5% and 90.0%, respectively, of the freight we hauled in 2003 and the thirty-nine weeks ended October 2, 2004, respectively, was solicited and controlled by our agents, with the remaining 7.5% and 10.0%, respectively, generated by company-managed terminals. Of our approximately 560 agents, 327 generated more than $100,000 of operating revenues and 79 generated more than $1.0 million of operating revenues, in 2003. On an annualized basis, 358 agents are expected to generate more than $100,000 of operating revenues as of October 2, 2004. Our agents typically focus on three or four shippers within a particular market and solicit most of their freight business from this core group. By focusing on a relatively small number of shippers, each agent is attuned to the specific transportation needs of that core group of shippers and alert to growth opportunities.

      While the agent’s most important function is to generate freight shipments, they also provide valuable terminal and dispatch services for our owner-operators and are an important source of recruiting new owner-operators. Our agents use a company-provided software program to list available freight procured by the agent, dispatch owner-operators to haul the freight and provide all administrative information necessary for us to establish the credit arrangements for each shipper. Our agents do not have the authority to execute or fulfill shipping contracts on their own, as all shipping contracts are between one of our operating subsidiaries and the shipper directly, and we generally assume the liability for freight loss or damages.

      We believe that our commission schedule, prompt payment practices, industry reputation, financial stability, back-office support and national freight network are attractive to agents and we have grown from 161 agents who generated more than $100,000 of operating revenues in 1999 to 358 who, on an annualized basis as of October 2, 2004, are expected to generate more than $100,000 of operating revenues in 2004. Our top 100 agents in 2003 generated 64.4% of our annual operating revenues and have been with us for an average of 7.3 years. We generally pay our full-service agents a commission of 8% of revenue generated. We rely on verbal agreements with our agents and believe that very few of our agents work exclusively with us. The loss of any large-volume agent or a significant decrease in volume from one of these agents could have a materially adverse effect on our results of operations.

Owner-Operators

      Owner-operators are individuals who own, operate and maintain one or more tractors that they provide drivers for or drive themselves. Our over 2,100 owner-operators provide us with over 2,600 tractors, which represent substantially all of the tractors used in our business. Owner-operators also may own trailers that they provide to us in addition to their tractor and driving services. Our owner-operators provide approximately 1,700 trailers, which represent approximately 53% of the trailers we use in our business. Owner-operators are responsible for all expenses of owning and operating their equipment, including the wages and benefits paid to any drivers, fuel, physical damage insurance, maintenance, fuel taxes, highway use taxes and debt service.

      We believe that our commission schedule, prompt payment practices, financial stability, back-office support and national freight network are attractive to owner-operators. The number of tractors provided by our owner-operators has grown from 1,493 in 1999 to 2,606 as of December 31, 2004, a compound annual growth rate of 12.3%. We generally pay our owner-operators a commission of 75% of the revenue generated from the freight they haul, if both a tractor and trailer are supplied. We also pass on 100% of any fuel surcharges we receive and a portion of other accessorial charges (at the commission rate) to our owner-operators. Most owner-operators are recruited directly by our agents and all of them enter into standard, short-term written contracts with one of our operating subsidiaries that can be terminated by either party on short notice.

      Pursuant to our arrangements with the owner-operators, we maintain the federal and state licensing required for them to operate a motor coach carrier. We also provide insurance coverage for the owner-operators and are primarily liable to the shipper for damaged or lost freight and to third parties for personal injury claims arising out of accidents involving the owner-operators. We also administer the owner-operators’ compliance with safety, vehicle licensing and fuel-tax reporting rules. Each owner-operator must meet company-wide guidelines with respect to matters such as safety record, insurance, driving experience and past work history and must pass a federally mandated physical exam.

Corporate Services

      We oversee certain administrative functions at our headquarters, while all operations and sales efforts are performed by our operating subsidiaries. These administrative functions are primarily focused on providing support to our agents, which includes billing and collections, contractor settlements, management information systems, purchasing, safety, and risk management. In addition, we conduct our accounting, strategic planning and human resource management functions at our headquarters. The management information systems used by our agents and owner-operators in connection with our operations are centralized in our corporate administrative offices in Warren, Michigan. We provide systems that handle all billing with shippers, allow agents to list pending freight shipments and owner-operators with available capacity and track particular shipments at various points in the shipping route. We rely on the proper operation of our management information systems. Any significant disruption or failure of these systems could have a materially adverse effect on our operations and results of operations.

      We also employ field managers who are responsible for supporting and coordinating our agents and owner-operators on a daily basis and who maintain direct customer relationships with certain national account shippers. Our field managers have been with us for an average of 13 years and have an average of 20 years experience in the transportation industry.

Properties and Revenue Equipment

      We are headquartered and maintain our corporate administrative offices in Warren, Michigan. We own our corporate administrative offices, terminal yards located in Dearborn, Michigan, Columbus, Ohio, Reading, Ohio, Latty, Ohio, Gary, Indiana and Millwood, West Virginia offices in Hammond, Indiana and Tampa, Florida and a condominium in Monroeville, Pennsylvania. As of December 31, 2004, our subsidiaries also leased 30 office, terminal and yard facilities in various cities and states. The leased facilities are generally leased on a month-to-month basis and eleven of these facilities are leased from affiliates of CenTra. See “Related Party Transactions.” We believe that all of the property we lease from our affiliates are leased at market rates. We believe that all of the properties leased by us are suitable for their purposes and adequate to meet our needs.

      We offer our customers a wide range of transportation services by utilizing a diverse fleet of trailing equipment provided by our owner-operators and us. The following table presents our company-owned and owner-operator trailing fleet as of December 31, 2004:

	Company	Owner-Operator
Type of Trailer	Owned	Provided	Total

Flatbed	337	1,477	1,814
Dry Van	826	218	1,044
Chassis	327	0	327

Total	1,490	1,695	3,185

      As a result of our recent acquisition of AFA, at December 31, 2004 we owned 40 tractors and leased 8 tractors.

Customers

      We provide our truckload, brokerage and intermodal support services throughout the United States and in the Canadian provinces of Ontario and Quebec to a wide variety of shippers, including a number of Fortune 500 and multi-national companies across a wide variety of industries. Our largest concentration of customers comes from the automotive and steel industries. In addition, a significant portion of our revenue results from our providing capacity to other transportation companies who aggregate leads from a variety of shippers in these and other industries. No single customer has accounted for more than 3% of our operating revenues in 2001, 2002 or 2003, and the aggregate operating revenues generated by our top ten customers did not account for more than 10% of our operating revenues in any such year. In 2005, we expect that as a result of AFA’s customer concentration, our largest customer will account for between 5% and 10% of our annual revenues. We believe the diversity of our customers and their industries lessens the impact of business cycles affecting any one company or industry.

Insurance

      Over the past ten years, approximately 99.8% of our auto liability, workers’ compensation and general liability insurance claims have settled for amounts below $1.0 million per occurrence. Historically, each of our operating subsidiaries, other than AFA, maintained insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. AFA maintained insurance against the first $2.0 million of liability for individual auto liability and general liability claims, subject to a $150,000 deductible per occurrence. AFA also maintained insurance against the first $500,000 of liability for workers’ compensation claims.

      Effective December 1, 2004, we revised our insurance coverage so that Universal Truckload Services, Inc., and each of its operating subsidiaries, including AFA and CrossRoad Carriers, maintains insurance against the first $1.0 million of liability for individual auto liability, workers’ compensation and general liability claims. We do not have a deductible against this $1.0 million coverage. In addition, each of our operating subsidiaries and Universal Truckload Services, Inc. also maintains $10 million of excess auto liability coverage for individual claims in excess of $10.0 million. We self-insure for amounts between $1.0 million and $10.0 million, and amounts over $20.0 million, related to auto liability claims. We also self-insure for all workers’ compensation and general liability claims over $1.0 million and for 100% of all cargo and equipment damage claims. In addition, we are responsible for all of the legal expenses related to claims, or the portion of claims, that we self-insure. As of October 2, 2004 we did not have any reserves for auto liability, workers’ compensation or general liability claims. We do establish reserves for anticipated losses and expenses related to cargo and property damage claims, and we will establish reserves relating to auto liability, workers’ compensation and general liability claims in the future as appropriate. Our reserves have been and will be periodically evaluated and adjusted to reflect our experience.

      Insurance carriers have been raising premiums for many businesses, including trucking companies. As a result, our insurance and claims expense could increase, or we could reduce our insurance coverage when our policies are renewed. We believe that our policy of self-insuring for certain amounts, together with our safety and loss prevention programs, are effective means of managing insurance costs.

Competitive Environment

      We compete for truckload freight primarily in the U.S. markets of the transportation industry. The transportation industry is extremely competitive and fragmented. We compete with both asset and non-asset-based truckload carriers, intermodal transportation, logistics providers and, in some aspects of our business, with less-than-truckload carriers and railroads. We also compete for owner-operators and agents with other motor carriers.

      Recent economic trends have led to a consolidation of the truckload industry. We believe that the truckload market will continue to experience further consolidation due to a number of economic factors that have forced many smaller carriers to exit the business, merge or file for bankruptcy. These factors include rising insurance costs, scarcity of capital, volatility of fuel prices, increased prices for new Environmental Protection Agency compliant equipment, purchasing advantages available to larger carriers and customer demand for total service solutions that can only be provided by large carriers.

Government Regulation

      Our operations are regulated and licensed by various U.S. federal and state agencies. Interstate motor carrier operations are subject to safety and insurance requirements prescribed by the Federal Motor Carrier Safety Administration, or FMCSA. Such matters as weight and equipment dimensions also are subject to United States federal and state regulation. We operate in the United States throughout the 48 contiguous states pursuant to operating authority granted by the Federal Motor Carrier Safety Administration, in various Canadian provinces pursuant to operation authority granted by the Ministries of Transportation and Communications in such provinces. To the extent that we conduct operations outside the United States, we are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or retaining favorable treatment.

      The FMCSA adopted revised hours-of-service regulations on April 28, 2003. The regulations became effective January 4, 2004. We believe the revised regulations represent the most significant changes to the hours-of-service regulations in over 60 years.

      There are several hours of service changes that may have a positive or negative effect on driver hours (and miles). The new rules allow drivers to drive up to 11 hours instead of the 10 hours permitted by the prior regulations, subject to the new 14-hour on-duty maximum described below. The rules require a driver’s off-duty period to be 10 hours, compared to 8 hours under the prior regulations. In general, drivers may not drive beyond 14 hours in a 24-hour period, compared to 15 hours in a 24-hour period under the prior regulations. During the new 14-hour consecutive on-duty period, the only way to extend the on-duty period is by the use of a sleeper berth period of at least two hours that is later coupled with a second sleeper berth break to equal 10 hours. Under the prior rules, during the 15-hour on-duty period, drivers were allowed to take multiple breaks of varying lengths of time, which could be either off-duty time or sleeper berth time, that did not count against the 15-hour period. There was no change to the rule that limits drivers to a maximum of 70 on-duty hours in 8 consecutive days. However, under the new rules, drivers can “restart” their 8-day clock at zero hours by taking at least 34 consecutive hours off duty.

      After nine months of operation under the new regulations, citizens’ advocacy groups successfully challenged the new regulations in court, alleging that they were developed without properly considering issues of driver health. Pending further action by the courts or the effectiveness of new rules addressing the issues raised by the appellate court, Congress has enacted a law that extends the effectiveness of the new rules until September 30, 2005. We expect that any new rule making will further restrict driving hours. Additionally, we expect that we will experience a decline in miles per truck because, under the new rules, issues that reduce the amount of time that our owner-operators spend driving, such as multiple-stop shipments, loading and unloading delays, waiting time and equipment maintenance, are expected to result in a reduction in driver miles.

      We are also subject to regulations relating to testing and specifications of equipment and product handling requirements. In addition, our owner-operators must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing.

Environmental

      We are subject to various environmental laws and regulations and, among other things, our operations are subject to the risk of fuel spillage and the consequential environmental damage. If we are involved in a fuel spill or other accident involving hazardous substances, we are subject to substantial fines or penalties and to criminal and civil liability.

      Laws and regulations concerning the discharge of pollutants into the air and water, the handling and disposal of hazardous materials, the investigation and remediation of property contamination, and other aspects of environmental protection are in effect wherever we operate. Our current operations do not involve material costs to comply with such laws and regulations; and they have not given rise to, and are not expected to give rise to, material liabilities under these laws and regulations for investigation or remediation of contamination.

      Claims for environmental liabilities arising out of property contamination have been asserted against us and our predecessors from time to time. Such claims, in some instances, have been associated with businesses related to entities we acquired and have been based on conduct that occurred prior to our acquisition of those entities. While none of the claims identified to date have resulted in a material liability to us, additional environmental liabilities relating to any of our former operations or any entities we have acquired could be identified and give rise to claims against us involving significant losses.

Employees

      At December 31, 2004, we employed 460 persons, of which 46 were employed as field managers, 47 as drivers, 132 in operations, 31 in driver training and safety and 204 in general administrative and accounting. None of our employees are represented by a collective bargaining unit. We believe that our employee relations are good.

Legal Proceedings

      The nature of our business routinely results in litigation, primarily involving claims for personal injury and property damage incurred in the transportation of freight. We believe all such litigation is adequately covered by insurance or otherwise reserved for and that adverse results in one or more of those cases would not have a materially adverse effect on our financial condition, operating results and cash flows.

MANAGEMENT

Executive Officers and Directors

      Our executive officers have an average of 30 years of experience in the trucking industry. The following table sets forth information about our executive officers and directors as of December 31, 2004:

Name	Age	Position

Donald B. Cochran	54	President, Chief Executive Officer and Director
Robert E. Sigler	60	Vice President, Chief Financial Officer, Secretary and Treasurer
Leo Blumenauer	59	Vice President of Business Development
Matthew T. Moroun	31	Chairman of the Board of Directors
Manuel J. Moroun	76	Director
Joseph J. Casaroll	67	Director
Angelo A. Fonzi	69	Director
Daniel C. Sullivan	64	Director
Richard P. Urban	62	Director
Ted B. Wahby	73	Director

      Donald B. Cochran has been President and Chief Executive Officer and a director of Universal Truckload Services, Inc. since its formation in December 2001. In addition, Mr. Cochran has been the President of Universal Am-Can, Ltd., one of our subsidiaries, since October 1995. Mr. Cochran has had responsibility for the managerial oversight of the operating companies that now make up Universal Truckload Services, Inc. since October 1995.

      Robert E. Sigler has been Vice President and Chief Financial Officer of Universal Truckload Services, Inc. since its formation in December 2001. In addition, Mr. Sigler has been the Chief Financial Officer of Universal Am-Can, Ltd., since November 1995. Previously, Mr. Sigler served as the Vice President of Finance for one of our subsidiaries, Economy Transport, Inc., from October 1988 until January 1995. Mr. Sigler previously served as Controller for Universal Am-Can, Ltd. from June 1981 until October 1988.

      Leo Blumenauer has been a Vice President of Business Development of Universal Truckload Services, Inc. since January 2004. Mr. Blumenauer has been President of The Mason and Dixon Lines, Inc. since December 1999. Mr. Blumenauer also served as President of Louisiana Transportation, Inc. from October 2000 until May 2001. In addition, Mr. Blumenauer served as President and Chief Executive Officer of Advanced Distribution Systems, Inc., a truckload carrier based in Ohio from 1995 to November 1999.

      Matthew T. Moroun has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Moroun also has served as Vice Chairman and as a director of CenTra, Inc., a transportation holding company based in Warren, Michigan, since 1993. Mr. Moroun also has been a manager of Liberty Bell Agency, an insurance claims adjustment company, since 1994, and since 1995 has been Chairman of the Board of DuraRock Reinsurance, Ltd., a reinsurance company. Since 1996, Mr. Moroun has served as Chairman of Oakland Financial Corporation, an insurance holding company based in Sterling Heights, Michigan. Mr. Moroun has also served as a director of P.A.M. Transportation Services, Inc. since May 1992. Matthew T. Moroun is the son of Manuel J. Moroun.

      Manuel J. Moroun has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Moroun is the President and Chief Executive Officer of CenTra, Inc., a transportation holding company headquartered in Warren, Michigan. Mr. Moroun has been a principal shareholder and officer of CenTra and its predecessor companies since 1954, and its Chief Executive Officer since 1970. Mr. Moroun has served as a director of P.A.M. Transportation Services, Inc. since May 2002. Manuel J. Moroun is the father of Matthew T. Moroun.

      Joseph J. Casaroll has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Casaroll served as Vice President and General Manager of F.C.S., Inc., a multi-level railcar loading and unloading, automotive yard management and railcar maintenance company, from October 2000 to May 2002. Previously, Mr. Casaroll held various positions at General Motors from 1959 through 1998. Mr. Casaroll served as a director of P.A.M. Transportation Services, Inc. from June 1998 to September 2000.

      Angelo A. Fonzi has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Fonzi was Chairman of the Board of Directors and Chief Executive Officer of AFA Enterprises, Inc. and its subsidiaries from its inception in June 1981 through August 2004. Mr. Fonzi has served as a consultant to Universal Am-Can, Ltd. since August 2004.

      Daniel C. Sullivan has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Sullivan has been a partner with the law firm of Sullivan Hincks & Conway since 1970. His legal practice focuses on motor carrier transportation law. He has served on the board of P.A.M. Transportation Services, Inc. since 1986.

      Richard P. Urban has been a director of Universal Truckload Services, Inc. since November 2004. Mr. Urban has been a consultant with Urban Logistics, Inc. since November 2000. Previously, Mr. Urban worked in various supply and logistics capacities at DaimlerChrysler AG since 1965, including as co-leader of DaimlerChrysler’s supply/logistics integration effort.

      Ted B. Wahby has been a director of Universal Truckload Services, Inc. since December 2004. Mr. Wahby has been the treasurer of Macomb County, Michigan since January 1995. Previously, Mr. Wahby was the Mayor of the City of St. Clair Shores, Michigan from 1983 to 1995 and held various positions at Comerica Bank from 1952 through 1983, including serving as Vice President. Mr. Wahby also serves as the Chairman of the Board of Mount Clemens General Hospital.

Board Structure

      Our board of directors currently consists of eight directors. Our board of directors has determined that each of Messrs. Casaroll, Sullivan, Urban and Wahby is “independent,” as defined under and required by the federal securities laws and the rules of the Nasdaq National Market. All of our directors will stand for election at each annual meeting of our shareholders.

Committees of the Board

      The standing committees of our board of directors currently consist of an audit committee and a compensation and stock option committee.

Audit Committee

      The principal duties of our audit committee are as follows:

•	to review and discuss with management the annual and quarterly financial statements, internal control reports, and other relevant reports submitted by the independent auditor;

•	to review with management and the independent auditor each Quarterly Report on Form 10-Q and recommend to the board of directors whether the financial statements should be included in the Annual Report on Form 10-K;

•	to review earnings press releases with management;

•	to select, evaluate, oversee, compensate, annually review the performance of and, when appropriate, replace the independent auditor;

•	to review any problems or difficulties that the independent auditor brings to its attention and management’s response thereto;

•	to review the independent auditor’s attestation and report on management’s internal controls;

•	to discuss with the independent auditor all critical accounting policies and practices, all alternative treatments of financial information, material written communication between the independent auditor and management and the quality of our accounting principles;

•	to obtain and review, at least annually, an independent auditors’ report describing the independent auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review of the independent auditors or any inquiry by governmental authorities, and all relationships between us and the independent auditors;

•	to review and pre-approve both audit and nonaudit services to be provided by the independent auditor, and to engage in dialogue with the independent auditor regarding any services or relationships which might impact the independent auditors’ objectivity;

•	to review and approve related party transactions;

•	to establish and maintain procedures to receive, retain and treat complaints regarding accounting, internal accounting controls, or auditing matters;

•	to review the activities and qualifications of the internal audit function; and

•	to report periodically to our full board of directors with respect to any issues raised by the foregoing.

      Our audit committee is composed of Messrs. Casaroll, Urban and Wahby, and our board of directors has determined that each of the members of our audit committee is “independent,” as defined under and required by the federal securities laws and the rules of the Nasdaq National Market, including Rule 10A-3(b)(i) under the Securities and Exchange Act of 1934.

      Our board of directors has determined that Mr. Wahby qualifies as an “audit committee financial expert” under the federal securities laws and has the “financial sophistication” required under the rules of the Nasdaq National Market.

      Our board of directors has adopted a written charter for the audit committee, which will be available on our website.

Compensation and Stock Option Committee

      The principal duties of the compensation and stock option committee are as follows:

•	to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider employee compensation policies and procedures;

•	to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the company and any executive officer of the company; and

•	to review, monitor, and make recommendations concerning long-term incentive compensation plans, including the use of stock options and other equity-based plans.

      Our compensation and stock option committee is composed of Matthew T. Moroun, Manuel J. Moroun and Mr. Fonzi.

      Our board of directors has adopted a written charter for the compensation and stock option committee, which will be available on our website.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the heading “Related Party Transactions.”

Code of Business Conduct and Ethics

      Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the Nasdaq National Market. Our Code of Business Conduct and Ethics will be available on our website.

Compensation of Directors

      Our board of directors has adopted a director compensation policy pursuant to which each non-employee director will receive an annual cash retainer of $10,000, payable in quarterly installments. Our directors also will receive an additional payment of $500 per meeting of the board or board committee attended, up to a maximum of $1,000 per day. The chairman of our audit committee will receive an additional annual cash retainer of $2,000, payable quarterly.

      We also reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. Our employee directors do not receive any fees for attendance at meetings or for their service on our board of directors.

      As part of the acquisition of AFA in August 2004, we entered into a consulting agreement with Angelo A. Fonzi, a member of our board of directors. Under the consulting agreement, in exchange for providing certain consulting services to AFA, Mr. Fonzi is entitled to receive cash payments of $10,000 per month through August 2005 and $5,000 per month from September 2005 through August 2008. In addition, we will reimburse Mr. Fonzi for reasonable expenses incurred in carrying out his obligations under the consulting agreement, provide Mr. Fonzi with the use of an automobile and provide medical insurance for Mr. Fonzi’s spouse.

Compensation of Executive Officers

Summary Compensation Table

      The following table sets forth information concerning the compensation of our chief executive officer and our other named executive officers for the year ended December 31, 2004:

					Long-Term
					Compensation
		Annual Compensation
					Securities
				Other Annual	Underlying Options	All Other
Name and Principal Position	Year	Salary	Bonus(1)	Compensation	(#)	Compensation(2)

Donald B. Cochran	2004	$252,518		$—	—	$6,482
President and Chief Executive Officer
Robert E. Sigler	2004	$214,696		$—	—	$6,220
Vice President, Chief Financial Officer, Secretary and Treasurer
Leo Blumenauer	2004	$199,574		$—	—	$1,698
Vice President of Business Development

(1)	Bonus amounts for 2004 have not yet been determined. The Chief Executive Officer and the two other named executive officers are each eligible to earn an annual incentive bonus in an amount up to 200% of annual base salary pursuant to the terms of the Universal Truckload Services, Inc. Incentive Compensation Plan for Calendar Years 2004-2006, or the Bonus Plan. The actual amount of the bonus earned is based on our achievement of certain revenue and operating expense targets. Any earned bonus is paid in installments over five years, subject to continued full time employment throughout the calendar year in which the bonus is earned and through each payment date; provided, however, that payment on a pro-rata basis will be made if the executive’s employment terminates as a result of his death or total disability. The Bonus Plan is not intended to satisfy the requirements under Section 162(m) of the Internal Revenue Code (and the rules and regulations promulgated thereunder) regarding the disqualification of payments made from deductibility under federal income tax law.

(2)	Includes $6,344 in car allowance and $138 in term life insurance premiums for Mr. Cochran, $5,824 in car allowance and $396 in term life insurance premiums for Mr. Sigler and $1,440 in car allowance and $258 in term life insurance premiums for Mr. Blumenauer.

Stock Option Grants

      Our board of directors has adopted our 2004 Stock Incentive Plan, which will become effective upon the completion of this offering. Each of Messrs. Cochran, Sigler and Blumenauer has been granted, effective upon the completion of the offering, a nonstatutory stock option to purchase 55,000 shares of our common stock pursuant to the terms of our 2004 Stock Incentive Plan. Each such option will have an exercise price equal to the closing price of our common stock on the first day of trading following the completion of this offering, will be fully vested and exercisable as of the date of grant, and will expire to the extent unexercised on the seventh anniversary of the date of the grant. In addition, any shares purchased upon the exercise of these options may not be sold until the seventh anniversary of the date of grant, other than sales conducted as part of a “same day sale” program in order to pay the exercise price and/or any withholding taxes arising as a result of the exercise, or such other sales as are approved by the board of directors. For a description of the material terms of our 2004 Stock Incentive Plan, see “Incentive Plan” below.

Incentive Plan

      The following summary of the material terms of the Universal Truckload Services, Inc. 2004 Stock Incentive Plan, which we refer to as the Stock Incentive Plan, is not complete. For more information, we refer you to the full text of the Stock Incentive Plan, which has been filed as an exhibit to this registration statement.

      Our board of directors has adopted and our shareholders have approved the Stock Incentive Plan, effective upon the completion of this offering. The Stock Incentive Plan authorizes the grant of stock-based awards, including stock options, restricted stock bonuses, restricted stock purchase rights, stock appreciation rights, phantom stock units, restricted stock units, performance share bonuses and performance share units, to our employees, directors and consultants.

      A total of 500,000 shares of common stock have been reserved for issuance under the Stock Incentive Plan. Shares of common stock covered by awards that expire, terminate, lapse, are reacquired by us prior to vesting or are redeemed for cash rather than shares will again be available for grant under the Stock Incentive Plan. No employee may be granted options or stock appreciation rights covering more than 100,000 shares during any calendar year.

      The number of shares issued or reserved pursuant to the Stock Incentive Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock; further, our board of directors may adjust outstanding awards to preserve the awards’ benefits or potential benefits.

      Administration. The Stock Incentive Plan is administered by our board of directors, which may delegate its duties and powers in whole or in part to a committee of the board of directors. The board has the authority to designate participants in the Stock Incentive Plan; determine the type(s), number, terms and conditions of awards, as well as the timing and manner of grant; interpret the Stock Incentive Plan; establish, adopt or revise any rules and regulations to administer the Stock Incentive Plan; and make all other decisions and determinations that may be required under the Stock Incentive Plan.

      Options. Nonstatutory stock options must have an exercise price that is at least equal to 85% of the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by payment of the exercise price (1) in cash, (2) according to a deferred payment or similar arrangement (except for executive officers and directors to the extent that such loans are prohibited under Section 402 of the Sarbanes-Oxley Act of 2002), (3) pursuant to a “same day sale” program, (4) by the surrender of a number of shares of common stock already owned by the option holder with a fair market value equal to the exercise price or (5) by a combination of these means. In the event of the option holder’s termination, the option holder will generally have a period of time specified in the option holder’s agreement to exercise his/her vested options, but in all cases, the option must be exercised before the expiration of its term. Generally, options will have a term of seven years. In addition, any shares purchased upon the exercise of an option generally may not be sold until the seventh anniversary of the date of grant, other than sales conducted as part of a “same day sale” program in order to pay the exercise price and/or any withholding taxes arising as a result of the exercise of the option, or such other sales as are approved by the board of directors.

      Restricted Stock Awards. The board may award restricted stock bonuses in consideration for past services rendered. The board also may award restricted stock units, which entitle the participant to receive one share of common stock per unit at the time the unit vests, with delivery of such common stock on a date chosen by the participant. For both restricted stock bonuses and units, vesting will generally be based on the participant’s continued service. In the event a participant’s service terminates, any or all unvested common stock as of the date of termination will be subject to our reacquisition.

      Stock Appreciation Rights. The board may grant stock appreciation rights independent of or in connection with an option. The base price per share of a stock appreciation right may be no less than 85% of the fair market value of the common stock on the date of the grant. Generally, each stock appreciation right will entitle a participant upon redemption to an amount equal to (1) the excess of (a) the fair market value on the redemption date of one share of common stock over (b) the base price, times (2) the number of shares of common stock covered by the stock appreciation right. To the extent a stock appreciation right is granted concurrently with an option, the redemption of the stock appreciation right will proportionately reduce the number of shares of common stock subject to the concurrently granted option. Payment shall be made in common stock or in cash, or a combination of both, as determined by the board.

      Transferability. Unless otherwise determined by our board of directors or provided for in a written agreement evidencing an award, awards granted under the Stock Incentive Plan are not transferable other than by will or by the laws of descent and distribution.

      Change of Control. In the event of a change of control (as defined in the Stock Incentive Plan) other than dissolution, and if the surviving entity refuses to assume or continue outstanding awards, or substitute similar awards, the board may provide for the (1) assumption or continuation of any stock awards outstanding under the plan, (2) payment in exchange for the cancellation of an award or (3) termination of an award upon the consummation of the change of control, but only if the participant has been permitted to exercise or redeem an option or stock appreciation right prior to the change of control. Furthermore, at any time the board may provide for the acceleration of exercisability and/or vesting of an award. In the event of the dissolution of Universal Truckload Services, all outstanding awards will terminate immediately prior to such event.

      Amendment and Termination. The board may amend, suspend, or terminate the Stock Incentive Plan in any respect at any time, but no amendment may materially impair any of the rights of a participant under any awards previously granted, without his or her consent. No amendment of the Stock Incentive Plan will be effective unless approved by our shareholders to the extent such approval is necessary under applicable law, regulation or securities exchange listing requirement.

      Federal Income Tax Consequences of Nonstatutory Stock Options Under the Stock Incentive Plan. When a nonstatutory stock option is granted, there are no income tax consequences for the option holder or us. When a nonstatutory stock option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the common stock on the date of exercise over the option price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

Employment Agreements

      On September 13, 2004, we entered into employment agreements individually with Donald B. Cochran, our President, Chief Executive Officer and a member of our board of directors, Robert E. Sigler, our Vice President and Chief Financial Officer, and Leo Blumenauer, our Vice President of Business Development. Each of these employment agreements is for a four-year term, subject to termination upon notice. Under each agreement, we have the option of extending the term for another two years. Pursuant to such agreements, Messrs. Cochran, Sigler and Blumenauer are entitled to receive:

•	an initial base salary of $300,000 for Mr. Cochran, $260,000 for Mr. Sigler and $242,000 for Mr. Blumenauer, with a five percent increase in each subsequent year thereafter;

•	fringe benefits provided by us to our employees in the normal course of business, including insurance coverage; and

•	reimbursement for all reasonable and necessary business expenses.

      If we terminate any of these executives without cause as defined in his respective employment agreement, he will continue to receive his then-current salary for the greater of 12 months or the remaining term of his employment agreement up to a maximum of 24 months. If we terminate any of these executives due to a medical disability which renders him unable to perform the essential functions of his employment, his then-current compensation shall be continued for one year from the date of his disability. Each of these executives has agreed not to compete with us for a one-year period following the end of his employment with us.

RELATED PARTY TRANSACTIONS

Spin-Off

      On December 31, 2004, CenTra distributed all of our shares held by CenTra to Matthew T. Moroun and a trust controlled by Manuel J. Moroun. We believe that the spin-off will qualify as a tax-free distribution for which no gain or loss will be recognized by CenTra or its shareholders for federal income tax purposes under Section 355 and related provisions of the Code. However, we cannot assure you that the IRS will not take a contrary position or that any such position would not be sustained. On December 31, 2004, we entered into the tax separation agreement with CenTra described below pursuant to which CenTra will generally indemnify us from all tax liabilities related to the spin-off.

Tax Separation Agreement

      To allocate the responsibilities for pre-spin-off tax liabilities of CenTra and us and to address other tax matters, we entered into a tax separation agreement with CenTra on December 31, 2004. Under the terms of the agreement, CenTra will generally indemnify us from any liability for (1) income taxes relating to the CenTra consolidated group for any taxable period ending on or before the date of the spin-off other than taxes specifically allocable to us based on the amount of taxes we would otherwise owe based on our taxable income, computed as if we filed a separate consolidated return and (2) taxes resulting from the spin-off. We will generally indemnify CenTra from all liability for federal income taxes allocable to us as described above and all other taxes allocable to us for any taxable period ending on or before the distribution date. We also will indemnify CenTra for all taxes allocable to us for any taxable period, or portion thereof, ending after the spin-off.

      The tax separation agreement also addresses other tax-related matters, including refunds, the preparation and filing of tax returns, and tax contests. CenTra will prepare and file all income tax returns of its businesses, including our business, for all periods ending on or before December 31, 2004. We will prepare all tax returns relating to our other taxes that have not been filed before December 31, 2004 and all tax returns for periods commencing after that date.

Registration Rights Agreement

      Pursuant to a registration rights agreement we entered into with Matthew T. Moroun and a trust controlled by Manuel J. Moroun in connection with this offering, we granted piggyback registration rights to Matthew T. Moroun and a trust controlled by Manuel J. Moroun and their transferees.

      As a result of these registration rights, if we propose to register any of our securities, other than a registration relating to our employee benefit plans or a corporate reorganization or other transaction under Rule 145 of the Securities Act, whether or not the registration is for our own account, we are required to give each of our shareholders that is party to the securityholders’ agreement the opportunity to participate, or “piggyback,” in the registration. If a piggyback registration is underwritten and the managing underwriter advises us that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the piggyback registration generally is such that we receive first priority with respect to the shares we are issuing and selling.

      The registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the offering. We generally are required to pay the registration expenses in connection with piggyback registrations.

Transition Services Agreement

      CenTra historically has provided several services to us along with its other operating subsidiaries, including treasury, legal, human resources, information technology and tax services. In return, through December 31, 2002, CenTra allocated a portion of its operating costs to us and its other subsidiaries based upon its estimate of the services utilized by each entity. The costs allocated to us included, but were limited to, a portion of CenTra’s salaries, wages and fringe benefits paid to its senior management, treasury management staff, human resources department, legal department, information technology department and tax department, all of which were utilized by us. Also, through 2002, we were located in CenTra’s corporate headquarters facility. As such, we were allocated costs relating to supplies, building maintenance and repairs. In 2001 and 2002, we were allocated costs totaling $1.9 million and $1.7 million, respectively. We believe that the allocation method used by CenTra in 2001 and 2002 was reasonable. In January 2003, we moved from CenTra’s headquarters and into our corporate headquarters facility in Warren, Michigan. Additionally, we established our own information technology department and infrastructure and treasury management functions. As a result of these factors, we came to an agreement with CenTra whereby we would no longer be allocated costs as part of its pool of subsidiaries; however, we would continue to reimburse CenTra for the services we utilized. These services included legal, human resources, tax and driver log auditing. The cost of these services was determined based upon the number and respective salaries of the employees that we believe we would have to hire if we were to perform these services internally. In the thirty-nine weeks ended October 2, 2004 and 2003, these costs totaled $229,000 and $305,000, respectively.

      Today, CenTra continues to provide us with the same services as it did in 2003 and 2004. In connection with the spin-off on December 31, 2004, we entered into a transition services agreement with CenTra that ensures that we will continue to have access to these services. Pursuant to the transition services agreement, we have agreed to pay CenTra $305,000 per year. The transition services agreement terminates on December 31, 2006, which will permit us to engage in an orderly transition of the services to our own administrative staff. The level of administrative services can be cut back by us without penalty at any time we choose, but CenTra is not obligated to provide substantial additional services beyond the current level.

Arrangements with CenTra and its Affiliates that We Expect to Continue After this Offering

      In addition to the arrangements described under the Tax Separation Agreement, the registration rights agreement and the transition services agreement described above, we are currently a party to a number of arrangements with CenTra and its affiliates that we expect to continue after this offering.

      In 2003, we began to charge CenTra for certain computer services that we provided to it and its affiliates and we expect to continue providing these services indefinitely. CenTra reimburses us for the cost of providing these services and for the thirty-nine weeks ended October 2, 2004 and the year ended December 31, 2003, we billed CenTra $43,000 and $55,000, respectively. We do not have an agreement documenting these arrangements.

      In the past we have also carried freight for CenTra and its affiliates and we expect to continue to do so in the ordinary course of our business. We have charged, and intend to continue charging, CenTra for these services at market rates. Revenue for these services totaled $3.1 million, or 1.2% of our operating revenues, for the thirty-nine weeks ended October 2, 2004, $7.8 million, or 2.8% of our operating revenues, for 2003, $4.2 million, or 1.7% of our operating revenues, for 2002 and $687,000, or 0.3% of our operating revenues, for 2001.

      We currently lease eleven office facilities from CenTra and its affiliates, ten of which are leased on a month-to-month basis. One such facility is leased by Louisiana Transportation, Inc., which made $77,500 in renovations to the property in 2003 and, in exchange, CenTra has agreed to provide such facility rent free until June 2005. We do not have an agreement documenting this abatement. We paid an aggregate of $221,000 for the thirty-nine weeks ended October 2, 2004 and $313,000, $370,000 and $1.2 million in rent to CenTra and its affiliates for the years ended December 31, 2003, 2002 and 2001, respectively. We believe that the rent we currently pay for these properties is at market rates. The reduction in building rents paid to CenTra from 2001 to 2002 resulted from us vacating five properties we were previously leasing from CenTra and our March 2002 acquisition of our terminal yard in Columbus, Ohio.

      We also lease transportation equipment, primarily trailers, from CenTra and its affiliates on a month-to-month basis. We paid an aggregate of $50,000 for the thirty-nine weeks ended October 2, 2004 and $92,000, $636,000 and $2.0 million in rent to CenTra and its affiliates for the years ended December 31, 2003, 2002 and 2001. The reduction in equipment rental charges since 2001 is primarily the result of the purchase of trailers in 2001 and 2002 that were previously being leased from CenTra. We believe that the rent we currently pay for this equipment is at market rates. Additionally, affiliates of CenTra preformed maintenance on our leased and owned transportation equipment, which totaled $734,000 for the thirty-nine weeks ended October 2, 2004, and $771,000, $799,000 and $616,000 for 2003, 2002 and 2001, respectively. We believe that the rates we paid for these maintenance services reflect market rates.

      Our operating subsidiaries, except for AFA, have historically purchased all of their auto liability, workers’ compensation and general liability insurance from AIG. AIG, in turn, has historically used an affiliate of CenTra as its third party claims adjuster in connection with these policies. AIG paid this affiliate $263,000 for the thirty-nine weeks ended October 2, 2004, and $330,000, $305,000 and $255,000 for 2003, 2002 and 2001, respectively. We have also paid our premiums for this insurance through this affiliate; all of such amounts were passed through to AIG. We also purchase our employee health insurance from an affiliate of CenTra. We paid this affiliate $614,000 for the thirty-nine weeks ended October 2, 2004 and $779,000, $779,000 and $736,000 for 2003, 2002 and 2001, respectively.

      In December 2004, CenTra assigned to us their right to acquire a terminal yard in Dearborn, Michigan, which we refer to as the K and R property. CenTra previously entered into a purchase agreement to acquire the K and R property for $625,000 from a third party. We expect to acquire this property in January 2005. At that time, CenTra will pay us $12,500 for an option to acquire the property and a right of first refusal. These arrangements may limit our ability to sell the K and R property to a third party. Under the option, CenTra will have the right until January 2008 to purchase the K and R property from us for $688,000, plus the cost of any future improvements we make to the property. Under the right of first refusal, if we receive a bona fide offer from a third party to purchase or lease all or any portion of this property that we decide to accept, we must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms.

Past Transactions with CenTra and its Affiliates and Arrangements that We Do Not Expect to Continue After this Offering

      Historically, we were a party to a number of transactions with CenTra and its affiliates that we do not expect to continue after the offering. The purchase price in each of the asset sale transactions described below was approved by Manuel J. Moroun or Matthew T. Moroun.

      In 2001, CenTra transferred certain fully depreciated transportation equipment to our subsidiaries with cost and accumulated depreciation amounts of $2,594,000. In connection with this transfer, we were charged $355,000 by CenTra for lease termination fees, which was classified as purchased transportation expense.

      In March 2002, Universal Am-Can purchased approximately 1,100 trailers from CenTra for $5.4 million in cash. On average, CenTra had owned these trailers for over two years. The price we paid for these trailers was equal to the then-outstanding principal amount of CenTra’s debt that CenTra had incurred when it acquired this equipment. In December 2002, we purchased land and building from CenTra for its net book value of $275,000.

      Also in March 2002, we purchased a terminal facility in Columbus, Ohio and our corporate headquarters building in Warren, Michigan from CenTra and its affiliates for an aggregate of $2.8 million in cash. This price was equal to the net book value of such properties, as reflected in CenTra’s financial statements. CenTra acquired the Columbus, Ohio facility in July 2000 and our headquarters building in December 2001 for $2.5 million and $543,000, respectively.

      In December 2002, we redeemed 527,500 shares of our common stock that were issued to an affiliate of CenTra when we were formed in December 2001 in consideration for the contribution by such affiliate of the Universal Am-Can operations. The total redemption price was $1.6 million, of which we paid $1.0 million in cash in January 2003 and settled the remaining $560,000 in December 2003 by forgiving an equal amount of CenTra’s indebtedness to us.

      In December 2004, we agreed to a property exchange with CenTra whereby we transferred one of our terminal yards in Detroit, Michigan with a book value of $638,000 to CenTra in exchange for a Tampa, Florida office building we were leasing from CenTra. We believe the exchange will qualify as a tax-free exchange under the Internal Revenue Code. The property in Detroit, Michigan has a fair value of $1.1 million. The property in Tampa, Florida has a fair value of approximately $1.2 million. We paid CenTra approximately $94,000, the difference in fair values of the properties.

Past Loans to CenTra that We Do Not Expect to Continue After this Offering

      Pursuant to our dividend policy that was in effect prior to this offering, we regularly paid our excess cash to CenTra. This cash was paid to CenTra either as cash dividends or as loans which were then cancelled by a combination of (i) our declaring an in-kind dividend of the corresponding note receivable, (ii) CenTra transferring certain assets to us or (iii) CenTra forgiving our indebtedness to it. Under this policy, we extended loans to CenTra in the amount of $5.0 million in December 2002 and $14.4 million in 2003. CenTra paid us $6,000 and $253,000 in interest on these loans in 2002 and 2003, respectively. These loans to CenTra were settled as of December 31, 2003 as follows:

(1) CenTra forgave $8.5 million of our indebtedness to it attributable to past income taxes and other items. The income taxes that we owed to CenTra were the result of our being included in CenTra’s consolidated tax returns for periods prior to December 31, 2003.

(2) Pursuant to our dividend policy in effect at that time, we made an in-kind distribution to CenTra in December 2003 of a $4.5 million loan receivable.

(3) CenTra transferred to us the Dearborn property, which had a net book value of $3.5 million and allowed us to record a deferred tax asset of $2.7 million. At the time of the transfer, we estimated that this property had a fair market value of $10.6 million. In accordance with applicable accounting rules, because of the related party nature of the transaction we recorded the property in our financial statements at its net book value. The deferred tax asset arose as a result of the difference between the fair value and net book value.

      In February and March of 2004, we extended loans to CenTra of $4.0 million in the aggregate. These loans bore interest at approximately 3.5% per annum, and CenTra paid us approximately $69,000 of interest through October 2, 2004. Pursuant to our dividend policy in effect at that time, on October 19, 2004 we made an in-kind distribution to CenTra of the $4.0 million loan receivable corresponding to this loan.

      In October 2004, we extended a loan to CenTra of $1.8 million. This loan bears interest at approximately 3.5% per annum and is repayable upon demand. CenTra has advised us that they will repay the note prior to completion of this offering.

Other Related Party Transactions

      In August 2004, Universal Am-Can entered into a consulting agreement with Angelo A. Fonzi, a member of our board of directors. See “Management — Compensation of Directors” for a description of this agreement.

      The Mason and Dixon Lines retained the law firm of Sullivan Hincks & Conway to provide legal services during each of 2002, 2003 and the thirty-nine weeks ended October 2, 2004. Daniel C. Sullivan, a member of our board of directors, is a partner at Sullivan Hincks & Conway.

PRINCIPAL SHAREHOLDERS

      The table below sets forth the number of shares of our common stock beneficially owned and the percentage ownership of our common stock, as of the date of this prospectus, for the following persons:

•	each person that beneficially owns 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

      Except as otherwise noted below, the address for each person listed on the table is c/o Universal Truckload Services, Inc., 11355 Stephens Road, Warren, Michigan 48089. Beneficial ownership is determined in accordance with the federal securities rules that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares subject to options or warrants held by that person or member of that group that are or will become exercisable within 60 days are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially
	Owned
	Prior to the Offering		Percent
			After the
	Number	Percent	Offering

Greater than 5% Owners:
Matthew T. Moroun	5,045,038	50.3%	32.9%
Manuel J. Moroun(1)	4,977,462	49.7	32.5
Directors:
Joseph J. Casaroll	—	—	—
Angelo A. Fonzi	—	—	—
Daniel C. Sullivan	—	—	—
Richard P. Urban	—	—	—
Ted B. Wahby	—	—	—
Executive Officers:
Donald B. Cochran	55,000	*	*
Robert E. Sigler	55,000	*	*
Leo Blumenauer	55,000	*	*
All directors and executive officers as a group (nine persons)	10,187,500	100.0%	%

(1)	All shares are held by the Manuel J. Moroun Revocable Trust U/A 3/27/77, as amended and restated on December 22, 2004. Voting and investment power over this trust is exercised by Manuel J. Moroun, as trustee.
(*)	Less than 1%.

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of the material terms of our capital stock and the provisions of our articles of incorporation and bylaws. It also summarizes relevant provisions of the Michigan Business Corporation Act, which we refer to as Michigan law. Since the terms of our articles of incorporation, bylaws and Michigan law are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and Michigan law. The following summary of our capital stock is subject in all respects to Michigan law, our articles of incorporation and our bylaws. If you would like to read our articles of incorporation or bylaws, these documents are on file with the SEC, as described under the heading “Where You Can Find More Information.”

General

      The authorized capital stock of our company consists of 40 million shares of common stock, no par value, and 5 million shares of preferred stock, no par value. As of the date of this prospectus, there are 10,022,500 shares of our common stock outstanding, no shares of our preferred stock were issued and outstanding and Matthew T. Moroun and Manuel J. Moroun are the only holders of shares of our common stock. After this offering, we expect that Matthew T. Moroun and the trust controlled by Manuel J. Moroun will collectively own approximately 65.4% of our outstanding common stock.

Common Stock

      All of the outstanding shares of our company common stock are fully paid and nonassessable.

      Voting Rights. Each holder of our common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of our preferred stock and the availability under Michigan law of sufficient funds to pay dividends.

      Liquidation Rights. If our company is dissolved, our common shareholders will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of our preferred stock.

      Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of our company, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

      Transfer Agent. The transfer agent and registrar for our common stock is SunTrust Bank.

Preferred Stock

      The board of directors is authorized to issue shares of our preferred stock at any time, without shareholder approval. It has the authority to determine all aspects of those shares, including the following:

•	the designation and number of shares;

•	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;

•	the voting rights, if any;

•	the conversion or exchange privileges, if any, applicable to that series;

•	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

•	any purchase, retirement or sinking fund provisions applicable to that series.

      Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes.

Provisions That May Discourage Takeovers

      Michigan law and our bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Michigan law and our articles of incorporation and bylaws.

      Ownership of Controlling Shares by the Morouns. Upon the completion of this offering, Matthew T. Moroun and a trust controlled by Manuel J. Moroun, his father, will own in the aggregate 10,022,500 shares, or 65.4%, of the shares of our common stock. Ownership of this block of shares by the Morouns could render it more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and possibly depriving other shareholders of an opportunity to sell their shares at prices higher than the prevailing market prices.

      Availability of Authorized but Unissued Shares. All of our preferred stock and a substantial amount of our common stock is, and after the offering described herein will continue to be, authorized but unissued and not reserved for any particular purpose. Our board of directors may issue shares of authorized common or preferred stock without shareholder approval. If our board of directors decides to issue shares to persons friendly to current management, this could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company, including dilution through a shareholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a shareholder vote.

      Issuance of Preferred Stock. In addition, our board of directors could issue preferred shares having voting rights that adversely affect the voting power of our common shareholders, which could have the effect of delaying, deferring or impeding a change in control of our company.

      No Cumulative Voting. Under Michigan law, shareholders do not have cumulative voting rights for the election of directors unless the articles of incorporation so provide. Our articles of incorporation do not provide for cumulative voting.

      Limitations on Nomination of Directors. Under our bylaws, in order for a shareholder to nominate a candidate for director, notice of the nomination must be given to us not less than 90 days before the first anniversary of the preceding year’s annual meeting. The shareholder submitting the notice of nomination must describe various matters as specified in our bylaws, including the name, age and address of each proposed nominee, his or her occupation, the number of shares held by the nominee and any other information that would be required under SEC rules in a proxy statement soliciting proxies for the election of the nominee.

      Limitation on Calling Special Meetings of Shareholders. Michigan law allows the board of directors or officers, directors or shareholders authorized in our corporation’s bylaws to call special meetings of shareholders. Our bylaws provide that a special meeting may be called by our board of directors, the Chairman of the Board or President, and shall be called by the President and Secretary at the request of shareholders holding a majority of the shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our bylaws to the purpose or purposes stated in the notice of the meeting.

      Business Combinations, Change of Control and Anti-Greenmail Statutes. Michigan law contains statutes which regulate business combinations, changes in control of Michigan corporations and so-called “greenmail” transactions:

Business Combinations Statute

      We are subject to Chapter 7A of the Michigan Business Corporation Act, or MBCA, which provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (1) the corporation’s board of directors approves the transaction prior to the time the 10% owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not cover business combinations effected by purchase of shares from other shareholders in the open market or acquired through a tender offer.

Control Share Acquisition Statute

      Chapter 7B of the MBCA provides that, unless a corporation’s articles of incorporation or bylaws provide that Chapter 7B does not apply, “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares which, when added to shares previously owned by a shareholder, increase such shareholder’s voting power, acting alone or in a group, to exceed three separate thresholds: (1) more than 20% but less than 33 1/3%, (2) more than 33 1/3% but less than a majority, or (3) more than a majority of the shares entitled to vote for the election of directors. A control share acquisition must be approved by the affirmative vote of a majority of all shares entitled to vote, excluding voting shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or for certain other transactions described in Chapter 7B. Although control shares include, for the purpose of determining whether the thresholds have been met, those shares of persons acting as a group, the formation of a group does not constitute a control share acquisition of shares held by members of the group.

      Under Chapter 7B, in the event that the corporation’s shareholders approve full voting rights for the shares acquired in such an acquisition and the acquiring person has acquired a majority of all voting power of the corporation, the corporation’s shareholders (other than the acquiring person) would have dissenters’ rights to receive the “fair value” of their shares from the corporation. In addition, if authorized in the covered corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, shares acquired in a control share acquisition are redeemable for their fair value at the option of the corporation during certain periods specified in the chapter. For each of these purposes, “fair value” is defined in the chapter as a value not less than the highest per share price paid by the acquiring person in the control share acquisition. Article XIII of our bylaws provides for our board of directors to make all determinations concerning redemption, to determine fair value conclusively and to adopt additional procedures in connection therewith.

      Chapter 7B applies to Michigan corporations which have 100 or more shareholders of record, a principal place of business or substantial assets in Michigan and more than 10% of the their shares owned by Michigan residents. It is anticipated that we will become subject to Chapter 7B upon completion of the offering described in this prospectus. However, our board of directors may at any time in its sole discretion terminate the applicability of Chapter 7B to our shares by adopting a resolution to that effect.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Sale of Restricted Shares

      Upon completion of this offering, 15,322,500 shares of our common stock will be outstanding, or 16,117,500 shares if the underwriters exercise their over allotment option in full. Of these shares, the 5,300,000 shares of common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by an affiliate of ours as that term is defined in Rule 144 under the Securities Act. The remaining 10,022,500 shares of common stock are held by Matthew Moroun and the trust controlled by Manuel Moroun. These shares will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Rule 144

      In general, under Rule 144 as currently in effect, a holder of restricted securities who has beneficially owned its, his or her shares of common stock for at least one year from the date such securities were acquired from us or an affiliate of ours would be entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of our common stock (approximately 15,322,500 shares immediately after this offering) and the average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date that such securities were acquired from us or an affiliate of ours and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of ours, is free to sell such shares of common stock without regard to the volume, manner-of-sale, public information and the other limitations contained in Rule 144. The foregoing summary is not intended to be a complete discussion of Rule 144.

      Commencing 180 days after the date of this prospectus, 10,022,500 outstanding restricted securities will be eligible for sale under Rule 144 subject to applicable holding period, volume limitations, manner of sale and notice requirements set forth in applicable SEC rules.

Lock-Up Agreements

      We and our officers, directors and pre-offering shareholders, who collectively hold after this offering 10,022,500 shares of common stock and all of the shares of common stock issuable upon exercise of outstanding options have entered into the lock-up agreements described in “Underwriting.”

Registration Rights

      For a description of registration rights with respect to our common stock, see information under the caption “Related Party Transactions — Registration Rights Agreement.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

      A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

      If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we have agreed to sell to the underwriters named below, for whom Stephens Inc. is acting as representative, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Stephens Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Legg Mason Wood Walker, Incorporated

Total	5,300,000

      The underwriting agreement provides that the underwriters are severally obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Over-Allotment Option

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 795,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Underwriting Discounts and Offering Expenses

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total

	Without	With Full	Without	With Full
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us

Determination of Offering Price

      Pursuant to Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules, this offering is being conducted in accordance with the applicable provisions of Rule 2720 of the Conduct Rules because more than 10% of our estimated net proceeds will be paid to Branch Banking and Trust Company, an affiliate of BB&T Capital Markets. Of our $92.1 million in estimated net proceeds from this offering, we anticipate that $32.5 million will be used to repay amounts outstanding under our secured line of credit with First Tennessee Bank. Branch Banking and Trust Company is a 50% participant in the secured line of credit. Rule 2720 requires that the public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Stephens Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The public offering price of the shares of common stock is no higher than the price recommended by Stephens Inc. BB&T Capital Markets has agreed to indemnify Stephens Inc. for any liability it incurs as a result of its service as the qualified independent underwriter.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters’ representative. A pricing committee of our board of directors will approve the initial public offering price following such negotiations. Principal factors we expect to be considered in these negotiations include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for our industry;

•	the ability of our management;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future operational results;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of comparable companies.

      The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

Listing

      We have applied to include our common stock on the Nasdaq National Market under the symbol “UACL.”

Indemnification

      We and CenTra have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in that respect.

Lock-up Agreements

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Stephens Inc., for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

      All of our officers, directors and shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Stephens Inc. for a period of 180 days after the date of this prospectus.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other

      Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees. Additionally, BB&T Capital Markets is a division of an affiliate of a lender under our secured line of credit that will receive a portion of the net proceeds of this offering that we use to repay outstanding indebtedness. See “Use of Proceeds.”

LEGAL MATTERS

      The validity of the shares of common stock being offered by us in this offering will be passed upon for us by Clark Hill PLC, Detroit, Michigan. Some legal matters in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Selected legal matters in connection with this offering will be passed upon for the underwriters by Scudder Law Firm, P.C., L.L.O.

EXPERTS

      The consolidated financial statements of Universal Truckload Services, Inc. as of and for the year ended December 31, 2003 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the December 31, 2003, consolidated financial statements contains an explanatory paragraph that refers to services provided to us by CenTra. The costs of these services may not be necessarily indicative of the costs that would have been incurred if we had internally performed or acquired these services as an unaffiliated company.

      The audit report also refers to KPMG’s audit of the adjustments that were applied to the stock split reflected in the 2001 and 2002 consolidated financial statements. However, KPMG was not engaged to audit, review, or apply any procedures to our 2001 and 2002 consolidated financial statements other than with respect to such adjustments.

      The consolidated financial statements of Universal Truckload Services, Inc. as of December 31, 2002 and for the years ended December 31, 2002 and 2001 included elsewhere in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which includes an explanatory paragraph that indicates that the 2001 and 2002 financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if we had operated as an unaffiliated company of CenTra, appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of AFA Enterprises, Inc. as of and for the year ended December 31, 2003 included elsewhere in this prospectus have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Nunn Yoest Principals & Associates, Inc. as of and for the year ended December 31, 2003 included elsewhere in this prospectus have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGES IN ACCOUNTANTS

      On September 13, 2004, we dismissed our independent registered public accounting firm, Deloitte & Touche LLP, and engaged the services of KPMG LLP as our new independent registered public accounting firm for the fiscal year ended December 31, 2003. Our board of directors authorized the dismissal of Deloitte & Touche and the engagement of KPMG. Deloitte & Touche was dismissed for providing services to an affiliated company during the year ended December 31, 2003, which were not permitted under auditor independence guidelines established by the SEC.

      The reports of Deloitte & Touche LLP, or Deloitte, on our financial statements for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The independence matter involving Deloitte did not impact their reports for the years ended December 31, 2002 and 2001.

      During the years ended December 31, 2002 and 2001, and the subsequent period preceding the dismissal of Deloitte on September 13, 2004, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods, and there occurred no “reportable events” within the meaning of Item 304(a)(1) of SEC Regulation S-K.

      We have provided Deloitte with a copy of the foregoing statements. A copy of a letter from Deloitte to the SEC dated November 12, 2004, stating its agreement with these statements is attached as an exhibit to the registration statement of which this prospectus forms a part.

      During the years ended December 31, 2002 and 2001, and the subsequent period preceding the dismissal of Deloitte on September 13, 2004, neither we nor anyone on our behalf consulted with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of SEC Regulation S-K.

      On September 23, 2004, Universal dismissed AFA’s independent auditors Alpern Rosenthal, and engaged the services of Schneider Downs & Co., Inc. as AFA’s new independent registered public accounting firm for the fiscal year ended December 31, 2003. Universal’s board of directors authorized the dismissal of Alpern Rosenthal and the engagement of Schneider Downs & Co., Inc. Alpern Rosenthal was dismissed for declining to permit its report on the consolidated financial statements of AFA to be included in this prospectus.

      The report of Alpern Rosenthal on AFA’s consolidated financial statements for the year ended December 31, 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, and there occurred no “reportable events” within the meaning of Item 304(a)(2) of SEC Regulation S-K.

      During the year ended December 31, 2003, and the subsequent period preceding the dismissal of Alpern Rosenthal on September 23, 2004, there were no disagreements with Alpern Rosenthal on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Alpern Rosenthal, would have caused it to make reference thereto in its reports on the consolidated financial statements for such periods. We have provided Alpern Rosenthal with a copy of the foregoing statements and they have informed us verbally that they do not object to their contents.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares of common stock offered hereby. The term registration statement means the original registration statement and any and all amendments thereto, including the exhibits and schedules to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

      As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.goutsi.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

      We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by our independent auditors and to make available to our shareholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Universal Truckload Services, Inc.:

      We have audited the accompanying consolidated balance sheet of Universal Truckload Services, Inc. and subsidiaries (a wholly owned subsidiary of CenTra, Inc.) as of December 31, 2003, and the related consolidated statements of income, shareholder’s equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Universal Truckload Services, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying 2001 and 2002 consolidated financial statements of Universal Truckload Services, Inc. were audited by other auditors who are no longer independent. In their report dated April 16, 2003, those auditors expressed an unqualified opinion on the 2001 and 2002 consolidated financial statements, before the stock split adjustments described in Note 12. Their report also contains an explanatory paragraph that indicates that the 2001 and 2002 consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if Universal Truckload Services, Inc. had operated as an unaffiliated company of CenTra, Inc.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Truckload Services, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

      The 2001 and 2002 consolidated financial statements of Universal Truckload Services, Inc. as listed in the accompanying index were audited by other auditors who are no longer independent. As described in Note 12, the Board of Directors approved a 211-for-1 stock split of Universal Truckload Services, Inc.’s common stock on November 4, 2004. The capital stock accounts, all share data, and earnings per share give effect to the stock split, applied retroactively to all periods presented. We audited the adjustments that were applied to the stock split reflected in the 2001 and 2002 consolidated financial statements. In our opinion, the adjustments in Note 12 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2002 consolidated financial statements of Universal Truckload Services, Inc. other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2002 consolidated financial statements taken as a whole.

      As discussed in Note 3, CenTra, Inc. provided legal, human resources, and tax services to Universal Truckload Services, Inc. for the year ended December 31, 2003. The costs of these services are not necessarily indicative of the costs that would have been incurred if Universal Truckload Services, Inc. had internally performed or acquired these services as an unaffiliated company.

/s/ KPMG LLP

Detroit, Michigan
November 4, 2004, except for Note 11,
     which is as of January 3, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Universal Truckload Services, Inc.
Warren, Michigan

      We have audited the accompanying consolidated balance sheet of Universal Truckload Services, Inc. and subsidiaries (a wholly owned subsidiary of CenTra, Inc.) as of December 31, 2002, the related consolidated statements of income, shareholder’s equity, and cash flows for the year then ended, and the combined statements of income, shareholder’s equity, and cash flows of the “Predecessor” for the year ended December 31, 2001. These financial statements are the responsibility of Universal Truckload Services, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Truckload Services, Inc. and subsidiaries as of December 31, 2002, the results of their operations and their cash flows for the year then ended and the results of operations and cash flows of the Predecessor for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      These financial statements have been prepared from the separate records maintained by the subsidiaries of Universal Truckload Services, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if Universal Truckload Services, Inc. had been operated as an unaffiliated company. As discussed in Note 3, certain corporate overhead expenses represent allocations made by CenTra, Inc.

/s/ DELOITTE & TOUCHE LLP

April 16, 2003
Detroit, Michigan

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003

	2002	2003

	(In thousands)
ASSETS
Current assets:
Cash	$798	$423
Accounts receivable — net	37,415	43,216
Due from CenTra and affiliates	1,028	1,691
Prepaid expenses and other	209	409
Deferred income taxes	534	955

Total current assets	39,984	46,694

Property and equipment	23,210	31,691
Less accumulated depreciation	(10,596)	(14,502)

Property and equipment — net	12,614	17,189

Loan receivable from CenTra	5,000	—
Deferred income taxes	—	1,926
Intangible assets — net	1,021	1,031

Total	$58,619	$66,840

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Line of credit	$8,061	$12,881
Current portion of long-term debt	1,764	2,154
Accounts payable	8,504	12,174
Accrued expenses	4,648	6,072
Due to CenTra	5,930	464

Total current liabilities	28,907	33,745

Long-term liabilities:
Long-term debt	1,911	1,609
Deferred income taxes	484	—

Total long-term liabilities	2,395	1,609

Shareholder’s equity:
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 10,023 shares	10,023	10,023
Paid-in capital	15,871	15,871
Retained earnings	1,423	5,592

Total shareholder’s equity	27,317	31,486

Total	$58,619	$66,840

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001, 2002 and 2003

	2001
	(Predecessor)	2002	2003

	(In thousands, except per share data)
Operating revenues:
Truckload	$158,668	$191,631	$205,807
Brokerage	25,709	35,091	43,000
Intermodal	28,917	26,090	28,891

Total operating revenues	213,294	252,812	277,698

Operating expenses:
Purchased transportation	157,883	186,095	204,947
Commissions expense	14,852	20,240	22,228
Other operating expense	3,118	4,117	4,069
Selling, general, and administrative	23,820	21,576	22,570
Insurance and claims	4,945	6,189	6,954
Depreciation and amortization	309	2,410	2,863

Total operating expenses	204,927	240,627	263,631

Income from operations	8,367	12,185	14,067
Interest income	30	44	253
Interest expense	—	(226)	(499)

Income before provision for income taxes	8,397	12,003	13,821
Provision for income taxes	3,232	4,530	5,103

Net income	$5,165	$7,473	$8,718

Earnings per common share:
Basic and diluted	$0.49	$0.71	$0.87
Average common shares outstanding:
Basic and diluted	10,550	10,550	10,023
Pro forma earnings per common share (unaudited):
Basic and diluted			$0.66
Pro forma average common shares outstanding (unaudited):
Basic and diluted			13,152

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
Years Ended December 31, 2001, 2002 and 2003

	Common	Paid-in	Retained	CenTra’s Net
	Stock	Capital	Earnings	Investment	Total

	(In thousands)
Balances — January 1, 2001	$—	$—	$—	$23,226	$23,226
Net income	—	—	—	5,165	5,165
Capital contributions	—	—	—	2,045	2,045
Reclassification of CenTra’s net investment	50	30,386	—	(30,436)	—

Balances — December 31, 2001, as previously reported	50	30,386	—	—	30,436
Effect of 211-for-1 stock split	10,500	(10,500)	—	—	—

Balances — December 31, 2001, as restated	10,550	19,886	—	—	30,436
Net income	—	—	7,473	—	7,473
Reacquisition of common stock	(527)	(1,033)	—	—	(1,560)
Capital contributions	—	2,015	—	—	2,015
Distributions to CenTra	—	—	(6,050)	—	(6,050)
Reclassification — due to CenTra	—	(4,997)	—	—	(4,997)

Balances — December 31, 2002	10,023	15,871	1,423	—	27,317
Net income	—	—	8,718	—	8,718
Distributions to CenTra	—	—	(4,549)	—	(4,549)

Balances — December 31, 2003	$10,023	$15,871	$5,592	$—	$31,486

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2002 and 2003

	2001
	(Predecessor)	2002	2003

	(In thousands)
Cash flows from operating activities:
Net income	$5,165	$7,473	$8,718
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	309	2,410	2,863
Bad debt expense (recoveries)	881	(287)	1,366
Deferred income taxes	466	633	52
Change in assets and liabilities:
Accounts receivable and due from CenTra and affiliates	(7,796)	(4,303)	(7,466)
Prepaid expenses and other	(779)	1,187	(169)
Accounts payable and accrued expenses	291	4,554	5,054
Due to CenTra	18	(627)	3,542

Net cash provided by (used in) operating activities	(1,445)	11,040	13,960

Cash flows from investing activities:
Capital expenditures	(139)	(11,369)	(3,643)
Loans to CenTra	—	(5,000)	(14,350)
Acquisitions	(886)	—	(250)

Net cash used in investing activities	(1,025)	(16,369)	(18,243)

Cash flows from financing activities:
Long-term debt borrowings	—	4,998	1,917
Repayments of long-term debt	—	(1,323)	(1,829)
Net borrowings under line of credit	—	8,061	4,820
Distributions to CenTra	—	(6,050)	—
Acquisition of common stock	—	—	(1,000)
Capital contributions	2,045	—	—

Net cash provided by financing activities	2,045	5,686	3,908

Net increase (decrease) in cash	(425)	357	(375)
Cash — beginning of year	866	441	798

Cash — end of year	$441	$798	$423

Cash paid for interest	$—	$209	$477

Cash paid for taxes	$162	$363	$271

Noncash transactions:

The loan to CenTra was settled in 2003 in a noncash transaction. Refer to Note 3 for a detailed description of this transaction.

$1,000,000 of the acquisition of common stock in 2002 was paid in 2003. The remaining $560,000 was settled in connection with the non-cash transaction described above. Refer to Note 3 for more details.

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements
December 31, 2001, 2002 and 2003

(1)	Summary of Significant Accounting Policies

(a) Business

      Universal Truckload Services, Inc. (UTSI or the Company), through its subsidiaries, operates as a primarily non-asset based provider of transportation services to shippers throughout the United States and in the Canadian provinces of Ontario and Quebec. At December 31, 2001, 2002 and 2003 UTSI is a wholly owned subsidiary of CenTra, Inc. (CenTra or the Parent). Universal Truckload Services, Inc. was incorporated on December 11, 2001 for the purpose of holding all of the shares of the Company’s operating subsidiaries. Prior to December 31, 2001, the Company conducted its operations through several independent operating subsidiaries, all of which were owned directly by CenTra. The combined operations of these subsidiaries are referred to as the “Predecessor” and the financial results for the Predecessor included in the accompanying 2001 financial statements have been presented on a combined basis. On December 31, 2001, CenTra completed a corporate reorganization pursuant to which all of the operating subsidiaries became wholly owned subsidiaries of the Company. In 2001 and previous years, intercompany accounts receivable and accounts payable between UTSI and CenTra were classified as CenTra’s net investment. At the beginning of 2002, the net intercompany payable was reclassified from paid-in capital to a liability due to CenTra because they are now being settled on a regular basis.

(b) Basis of Presentation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Universal Am-Can Ltd. (UACL), The Mason & Dixon Lines, Inc. (Mason & Dixon), Mason Dixon Intermodal, Inc., Economy Transport, Inc., and Louisiana Transportation, Inc. (LTI). Significant intercompany accounts and transactions between the UTSI entities have been eliminated.

      The accompanying consolidated financial statements present the historical financial position, results of operations, and cash flows of the Company and are not necessarily indicative of what the financial position, results of operations, or cash flows would have been had the Company operated as an unaffiliated company during the periods presented.

(c) Use of Estimates

      The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment and intangibles; valuation allowances for receivables and deferred income tax assets; and liabilities related to insurance claim costs. Actual results could differ from those estimates.

(d) Accounts Receivable

      Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. Past due balances over 120 days and over $5,000 are reviewed individually for collectibility. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

(e) Property and Equipment

      Property and equipment are stated at cost and depreciated on the straight-line basis over estimated useful lives of seven years for trailers, five years for computers and office equipment, five years for miscellaneous equipment, and the remaining lease term for leasehold improvements. The Company evaluates the salvage value, useful life, and annual depreciation of trailers annually based on the current market environment and its recent experience with disposition values. The Company also evaluates the carrying value of long-lived assets for impairment by analyzing the operating performance and anticipated future cash flows for those assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The Company evaluates the need to adjust the carrying value of the underlying assets if the sum of the expected cash flows is less than the carrying value. Impairment can be impacted by the projection of future cash flows, the level of actual cash flows and salvage values and the methods of estimation used for determining fair values. Any changes in management’s judgments could result in greater or lesser annual depreciation expense or impairment charges in the future.

(f) Intangible Assets

      Intangible assets include the cost of agent contracts that have been acquired in business combinations. The gross amount recorded for the agent contracts is $1,319,000 as of December 31, 2002 and $1,537,000 as of December 31, 2003. The agent contracts are being amortized over seven years which represents the expected average life of the agent contracts. Accumulated amortization is $298,000 and $506,000 as of December 31, 2002 and 2003, respectively. Intangible asset amortization of $219,000 is scheduled to be recognized each year for the next three years, $198,000 in the fourth year and $121,000 in the fifth year.

(g) Income Taxes

      For all periods presented, the Company filed a consolidated U.S. federal income tax return with CenTra who determined income taxes for its subsidiaries on a separate return basis. Cash payments for federal income taxes were made to CenTra. Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Freight Revenue and Related Expenses

      The Company is the primary obligor when rendering its truckload, brokerage and intermodal services and assumes the corresponding credit risk with customers. As such, revenue and the related purchased transportation and commissions are recognized on a gross basis when evidence of an arrangement exists, delivery has occurred at the receiver’s location, the revenue and related expenses are fixed and determinable and collectibility is reasonably assured. Included in operating revenues and purchased transportation is $3,820,000, $1,325,000 and $5,443,000 for the years ended December 31, 2001, 2002 and 2003 of fuel surcharges. Fuel surcharges are collected from our customers and passed directly to our owner-operators to reimburse them for fluctuations in fuel prices.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

(i) Insurance Claim Costs

      Insurance and claims expense represents insurance premiums paid by the Company and the accruals made for claims within the Company’s self-insured retention amounts. The accruals are primarily related to cargo and equipment damage claims. The Company may also make accruals for personal injury and property damage to third parties, and workers’ compensation claims if a claim exceeds UTSI’s insurance coverage. The Company maintains insurance with a licensed insurance carrier. The insurance covers the first $1,000,000 of liability for each individual workers’ compensation, auto liability, or general liability claim. The Company self-insures for all amounts over $1,000,000 related to such claims and, in addition, the Company self-insures for all claims related to cargo and equipment damage. A liability is recognized for the estimated cost of all self-insured claims including an estimate of incurred but not reported claims based on historical experience. To reduce the Company’s exposure to nontrucking use liability claims (claims incurred while the vehicle is being operated without a trailer attached or is being operated with an attached trailer which does not contain or carry any cargo), the Company requires its owner-operators to maintain nontrucking use liability coverage, which is referred to as deadhead bobtail coverage, of $2.0 million per occurrence. In brokerage arrangements, the Company’s exposure to liability associated with accidents incurred by other third-party providers who haul freight on the Company’s behalf is reduced by various factors including the extent to which the third party providers maintain their own insurance coverage. The Company’s insurance expense varies primarily based upon the frequency and severity of the Company’s accident experience, the market for insurance, the Company’s coverage limits, and self-insured retention amounts.

(j) Repairs and Maintenance

      Repairs and maintenance are expensed as incurred.

(k) Tires

      Tires purchased as part of trailers are capitalized as part of the cost of the equipment. Replacement tires are charged to expense when placed in service.

(l) Segment Information

      UTSI operates in one reportable segment. The Company provides truckload transportation and related services for a wide range of general commodities over irregular routes using dry and specialty vans and unsided trailers, including flatbed, drop deck, and specialty. Such transportation services are provided to customers throughout the United States and Canada.

(m) Concentrations of Credit Risk

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Company’s customers are generally concentrated in the automotive, building materials, machinery and metals industries. Concentration of credit risk relating to accounts receivable is limited by the diversity and number of the Company’s customers with no customer balance representing more than 10% of the Company’s accounts receivable.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

(n) Fair Value of Financial Instruments

      For cash, accounts receivable, accounts payable, and accrued expenses, the carrying amount is a reasonable estimate of fair value as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. The carrying amount for the line of credit and long-term debt approximates fair value because the interest rates are adjusted frequently.

(o) New Accounting Standards

      The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, as well as certain provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The main objective of SFAS No. 144 is to further clarify certain provisions of SFAS No. 121 relating to the impairment of long-lived assets. SFAS No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. The adoption of SFAS No. 144 did not have any impact on the Company’s financial position or results of operations.

      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The adoption of this pronouncement did not have an impact on the Company’s financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it assumes under the guarantee. This requirement applies to guarantees issued after December 31, 2002. Guarantees issued prior to January 1, 2003, are not subject to the recognition and measurement provisions of FIN 45 but are subject to expanded disclosure requirements. The adoption of this Interpretation did not have any impact on the Company’s financial position or results of operations.

      In December 2003, the FASB issued FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities — an Interpretation of ARB 51,” which is effective for financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company adopted this Interpretation on January 1, 2004. The adoption of this Interpretation did not have an impact on the Company’s financial position or results of operations.

(2)	Acquisitions

      On August 24, 2001, the Company acquired certain assets and liabilities of Rex Trucking, Inc. (Rex). The results of Rex’s operations have been included in the consolidated financial statements since that date.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

Rex is a regional owner operator and agency based truckload motor carrier primarily in Texas, Oklahoma, and Louisiana. The aggregate purchase price was $1,626,000, including $886,000 in cash and $740,000 of additional consideration. The additional consideration consists principally of a percentage of all revenues in the 18 months following the acquisition. The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows: $866,000 of property and equipment, $832,000 of intangible assets, and $72,000 of driver escrow liabilities. The $832,000 of acquired intangible assets was assigned to agent contracts that have an expected weighted-average useful life of approximately seven years.

      On August 8, 2003, the Company acquired certain assets and liabilities of Stony’s Trucking, Inc. (Stony’s). The results of Stony’s operations have been included in the consolidated financial statements since that date. Stony’s is a regional owner operator and agency based truckload motor carrier primarily in Ohio, Pennsylvania, and Indiana. The aggregate purchase price was $250,000 in cash. Under the purchase agreement, the Company is required to pay additional cash consideration to the former owners of Stony’s based on a percentage of all revenues during the period from February 1, 2004 to January 31, 2006. The estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows: $41,000 of property and equipment, $249,000 of intangible assets, and $40,000 of driver escrow liabilities. The $249,000 of acquired intangible assets was assigned to agent contracts that have an expected weighted-average useful life of approximately seven years. The pro forma effect of the Stony’s acquisition on net sales and net income is not significant.

(3)	Transactions with CenTra and Affiliates

      CenTra historically provided several services to its subsidiaries on a centralized basis, including treasury, legal, human resources, information technology, and tax. In 2003, CenTra continues to provide legal, human resources, and tax services to UTSI, but the Company now has its own information technology department and performs its own treasury functions. Accordingly, in 2003 the Company renegotiated the charges from CenTra for such services. CenTra charged the Company approximately $1,914,000 in 2001, $1,700,000 in 2002 and $305,000 in 2003 for such services. The cost of these services is based on the utilization of the specific services. Management believes the allocation methods are reasonable. However, the costs of these services charged to UTSI are not necessarily indicative of the costs that would have been incurred if UTSI had internally performed or acquired these services as a separate unaffiliated entity.

      From time to time, the Company has loaned monies to CenTra. These loans are evidenced by promissory notes, are due on demand and bear interest at a rate equal to the rate the Company pays on borrowings under its secured line of credit, plus a nominal spread. No interest income or expense is recognized on amounts due to or due from CenTra and its affiliates that arise from non-lending business transactions in the ordinary course of business.

      Building rental expenses include approximately $1,189,000 in 2001, $370,000 in 2002 and $313,000 in 2003 for terminal and office space leased from CenTra under month-to-month operating lease agreements. Purchased transportation includes approximately $2,650,000 in 2001, $1,435,000 in 2002 and $863,000 in 2003 for transportation equipment leased from CenTra on a month-to-month basis and related repairs. The amounts due to CenTra for the above services, rentals, and current federal income taxes are reflected as a liability as due to CenTra and are settled on a regular basis.

      UTSI paid approximately $5,900,000 in 2001, $6,587,000 in 2002 and $6,237,000 in 2003 for workers’ compensation, personal liability and property damage insurance to its insurance carrier through an affiliate

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

of CenTra. An affiliate of CenTra charged UTSI approximately $736,000, $779,000 and $779,000 for employee health insurance in 2001, 2002 and 2003, respectively.

      Operating revenues for the years ended December 31, 2001, 2002 and 2003 include approximately $687,000, $4,204,000 and $7,791,000, respectively, of freight services provided to CenTra. Related accounts receivable due from CenTra was $1,028,000 and $1,327,000 as of December 31, 2002 and 2003, respectively. The Company provides certain computer services to a subsidiary of CenTra. Amounts charged for such services totaled $55,000 in 2003 and are reflected as a reduction of selling, general, and administrative expenses in the statement of income.

      In 2001, CenTra transferred certain fully depreciated transportation equipment to various UTSI subsidiaries with cost and accumulated depreciation amounts of $2,594,000. In connection with this transfer, UTSI was charged $355,000 by CenTra for lease termination fees, which was classified as purchased transportation expense.

      In March 2002, UACL acquired certain transportation equipment from CenTra for $5,413,272. The Company recorded the transportation equipment at its net book value of $7,428,314. For tax purposes, the Company recorded the transportation equipment at its estimated fair market value of $7,730,065. Due to the difference between the book and tax value of the property, a deferred tax asset of $930,670 was created. The excess of book value over the amount paid of $2,015,042 has been classified as a capital contribution.

      In March 2002, the Company purchased two buildings (and related property) that were previously being rented, one from CenTra and one from an affiliate of CenTra, for their net book value of $2,847,000. In December 2002, the Company purchased land and buildings from CenTra for its net book value of $275,000.

      In December 2002, the Company reacquired 527,500 shares of its common stock from Mohawk Service Corp., a subsidiary of CenTra, for $1,560,000 that is included in due to CenTra at December 31, 2002. $1,000,000 was paid in January 2003 and the remaining $560,000 was settled in connection with the transaction described in the following paragraph.

      In December 2002, the Company loaned $5,000,000 to CenTra. During 2003, the Company loaned CenTra and its affiliates an additional $14,350,000. The Company earned interest of $6,000 and $253,000 on these loans in 2002 and 2003, respectively. On December 31, 2003, these loans to CenTra were settled (1) through the forgiveness of amounts owed to CenTra totaling $8,522,000 attributable primarily to income taxes payable, (2) by an in-kind distribution to CenTra of a $4,549,000 loan receivable, and (3) the acquisition of certain property from CenTra with a book value of $3,546,000 and a resulting deferred tax asset of $2,733,000. Because the transaction was with a related party, the Company has recorded the property at its net book value. For tax purposes, the Company recorded the property at its estimated fair market value of $10,616,000. The deferred tax asset arose as a result of the difference between the book and tax value of the property.

      On December 31, 2003, LTI moved into office space owned by a subsidiary of CenTra. LTI made renovations to the property during 2003 in the amount of $77,500 in lieu of two years rental payments. This amount is reflected as a prepaid expense as of December 31, 2003.

      Subsequent to December 31, 2003, the Company loaned CenTra $4,000,000 which is due on demand.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

(4)	Retirement Plan

      CenTra sponsors a 401(k) defined contribution benefit plan that covers the employees of UTSI. The plan matches contributions up to $600 for employees who are not considered highly compensated. The expense for the Company match for UTSI employees was $47,000 in 2001, $41,000 in 2002 and $35,000 in 2003. In June 2004, the Company created a separate 401(k) plan for its employees and segregated the plan assets from the CenTra sponsored plan.

(5)	Accounts Receivable

      Following is a summary of the activity in the allowance for doubtful accounts for the year ended December 31 (in thousands):

	2001	2002	2003

Balance at beginning of year	$998	$1,397	$1,110
Additions — charges to bad debt expense (recoveries)	881	(287)	1,366
Deductions — uncollectible accounts written off	(482)	—	(853)

Balance at end of year	$1,397	$1,110	$1,623

(6) Property and Equipment

      Property and equipment at December 31 consist of (in thousands):

	2002	2003

Trailers	$16,012	$17,690
Computer equipment and software	1,011	1,210
Office and miscellaneous equipment	1,619	2,190
Leasehold improvements	5	25
Land and buildings	2,930	10,576
Construction in progress	1,633	—

	23,210	31,691
Less accumulated depreciation and amortization	(10,596)	(14,502)

Total	$12,614	$17,189

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

(7) Income Taxes

      The provision for income taxes for the year ended December 31 consists of (in thousands):

	2001	2002	2003

Current:
Federal	$2,543	$3,278	$4,709
State	221	282	342
Deferred:
Federal	431	894	28
State	37	76	24

Total	$3,232	$4,530	$5,103

      Deferred income taxes at December 31 consist of the following (in thousands):

	2002		2003

	Current	Long-term	Current	Long-term

Deferred tax assets:
Allowance for doubtful accounts	$54	$—	$244	$—
Property and equipment	—	—	—	1,816
Other assets	—	116	—	110
Accrued expenses	533	—	836	—

Total deferred tax assets	587	116	1,080	1,926

Deferred tax liabilities:
Prepaid expenses	(53)	—	(125)	—
Property and equipment	—	(600)	—	—

Total deferred tax liabilities	(53)	(600)	(125)	—

Net deferred tax asset (liability)	$534	$(484)	$955	$1,926

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

      The provision for federal and state income taxes differs from the statutory rates as follows:

	2001	2002	2003

Federal statutory rate	35%	35%	35%
State — net of federal benefit	3	3	2

Effective tax rate	38%	38%	37%

(8) Accrued Expenses

      Accrued expenses contain the following items at December 31 (in thousands):

	2002	2003

Taxes, interest, and insurance	$179	$442
Cargo claims	629	1,501
Commissions	239	427
Fuel tax assessment	455	239
Payroll related items	1,352	1,158
Driver escrow liabilities	1,438	1,885
Other	356	420

Total	$4,648	$6,072

(9) Debt

      In March 2002, the Company established a line of credit with First Tennessee Bank, secured by the accounts receivable of UACL and Mason & Dixon. The line of credit agreement provides for maximum borrowings of $20 million and contains certain restrictive covenants that must be maintained by UACL and Mason & Dixon, including limitations on the payment of dividends. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the calendar month plus 1.65% (2.82% as of December 31, 2003). The amount outstanding at December 31, 2002 and 2003 is $8,060,685 and $12,880,639, respectively.

      The equipment purchase by UACL from CenTra in 2002 described in Note 3 above was financed by promissory notes with Key Equipment Finance in the amount of $5 million and is secured by the equipment. The notes contain certain restrictive covenants that must be maintained by UACL. The notes carry an interest rate of LIBOR as determined as of the 28th day of the month plus 1.53% (2.7% as of December 31, 2003). The notes are payable in monthly fixed principal payments of $147,000 plus interest, through January 2005.

      In 2003, the Company purchased 100 trailers from an unrelated party. The equipment purchase was financed by promissory notes with Key Equipment Finance totaling $1.9 million secured by the equipment. The notes carry an interest rate of LIBOR as determined as of the 28th day of the month plus 1.7% (2.87% as of December 31, 2003). The notes are payable in monthly fixed principal payments of $32,490 plus interest, through 2008.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

      Future payments due on long-term debt are as follows (in thousands):

2004	$2,154
2005	537
2006	390
2007	390
2008	292

Total	$3,763

      The Company has issued three bank letters of credit for a total of $22,000 in connection with services provided to certain customers of the Company.

(10) Contingencies

      There are pending actions arising during the ordinary conduct of business. In the opinion of the Company, the liability, if any, arising from these actions will not have a material effect on the Company’s financial position, results of operations or cash flows.

(11) Subsequent Events

Acquisition of AFA Enterprises, Inc.

      Effective August 8, 2004, the Company acquired all the issued and outstanding common shares of AFA Enterprises, Inc. (AFA), a Pennsylvania corporation for $15,340,000 including acquisition related expenditures of $233,000. The acquisition was accounted for using the purchase method of accounting. AFA provides both flatbed and dry van trucking services, as well as truck brokerage services. AFA operates through a contractor network of independent sales agents and owner-operators. In addition, AFA maintains a fleet of 40 tractors and 83 trailers and employs 47 drivers. The acquisition was funded using the Company’s secured line of credit. The allocation of the purchase price, based upon management’s estimate of the fair value of the assets and liabilities acquired, is as follows (in thousands):

Current assets	$8,628
Property and equipment	7,642
Intangible asset	6,497
Goodwill	3,103
Other long-term assets	1,058
Current liabilities	(8,719)
Deferred tax liability	(1,890)
Long-term liabilities	(979)

$15,340

      The intangible asset acquired represents AFA’s customer and agency relationships and will be amortized over a period of fifteen years.

Acquisition of NYP & Associates, Inc.

      Effective November 1, 2004, the Company acquired the furniture, fixtures and customer list of Nunn, Yoest, Principals & Associates, Inc. (NYP). NYP is a rail and truck brokerage firm, operating primarily

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

east of the Mississippi River. The aggregate purchase price was $1,575,000 in cash. The Company used the assets to establish its CrossRoad Carriers, Inc. operating subsidiary. Under the purchase agreement, the Company is required to pay additional cash consideration to the former owners of NYP equal to 1.5% of the operating revenues during the period from November 2004 to November 2007. Any additional consideration paid to the former owners of NYP will be treated as an additional cost of acquiring NYP and will be recorded as an increase in the intangible asset. The acquisition was funded using the Company’s secured line of credit. The preliminary allocation of the purchase price is as follows (in thousands):

Property and equipment	$75
Intangible asset	1,500

$1,575

      The intangible asset acquired represents NYP’s customer relationships and will be amortized over a period of 7 years.

Long-Term Debt

      On June 29, 2004, the Company’s line of credit agreement was amended, increasing its maximum borrowings to $40 million and changing the interest rate to LIBOR as of the first day of the calendar month plus 1.80%. The amended line of credit agreement is secured by the accounts receivables of all of the Company’s wholly owned subsidiaries and contains various restrictive covenants. The amended line of credit agreement expires August 31, 2005. On December 27, 2004, the Company’s line of credit agreement was amended to allow the $50.0 million cash dividend declared by the board of directors on December 28, 2004 to be added back for the purposes of calculating tangible net worth.

      In August, September and October 2004, UACL entered into three promissory notes with General Electric Capital Corporation totaling $2,460,000. The proceeds of these notes were used to finance the purchase of trailers. The notes are secured by the trailers purchased and are payable in monthly installments of $50,783, including interest at a weighted average rate of 5.57% through June 2009. The agreements also contain customary representations and warranties, affirmative and negative covenants, and events of default.

      In October and December 2004, Mason Dixon Intermodal entered into two promissory notes with Key Equipment Finance totaling $843,000. The proceeds from these notes were used to acquire container chassis. The notes are payable in monthly installments totaling $20,449 plus interest at rates ranging from LIBOR plus 1.75% to 4.98%. The notes mature in December 2007 and July 2009. The loan agreements underlying these notes require Mason Dixon Intermodal to maintain various affirmative and negative covenants, including certain financial covenants.

      As of October 2, 2004, UACL was in default of the covenants contained in its loan agreement with Key Equipment Finance and GE Capital Corporation. The Company received a wavier of the defaults and in December 2004 the agreements were amended. Under the terms of the amendment with Key Equipment Finance, UTSI assumed all of the obligations under these notes. Additionally, the restrictive covenants UACL was required to maintain were replaced with restrictive covenants UTSI is required to maintain. Under the terms of the amendment with GE Capital Corporation, the covenants contained in these notes were amended.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

Stock Incentive Plan

      In December 2004, UTSI’s board of directors adopted the 2004 Stock Incentive Plan, which will be effective upon completion of the Company’s initial public offering. The plan allows for the issuance of a total of 500,000 shares. The grants may be made in the form of restricted stock bonuses, restricted stock purchase rights, stock options, phantom stock units, restricted stock units, performance share bonuses, performance share units or stock appreciation rights.

Dividends

      In October 2004, the Company declared and paid a cash dividend to CenTra of $3,100,000. In addition, the Company declared three in-kind dividends consisting of 1) real estate purchased in connection with the acquisition of AFA with a fair value of $1,850,000, 2) a loan receivable from CenTra totaling $4,043,000 and 3) the right of first refusal and an option to reacquire certain real estate obtained from CenTra on December 31, 2003 (see Note 3). Under the right of first refusal, if the Company receives a bona fide offer from a third party to purchase or lease all or any portion of this property that it decides to accept, the Company must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms. In addition, CenTra has the right until October 2007 to purchase the property from the Company for $11,616,000, plus the cost of any future improvements made to the property by the Company. The property has a book and fair value of $3,546,000 and $10,616,000, respectively, at December 31, 2003. The dividend of the option and right of first refusal will be recorded at fair value as a reduction of retained earnings and an increase in paid-in capital.

      On December 28, 2004, the Company’s board of directors declared a dividend of $50 million payable to CenTra. The Company anticipates paying this dividend from the proceeds of its initial public offering. The effect of the dividend is a reduction in the balances of retained earnings and paid-in capital to zero. The portion of the dividend in excess of retained earnings and paid-in capital is reflected as distributions in excess of CenTra’s contributed capital. Net income (loss) in future years will continue to be credited (debited) to retained earnings. Future capital contributions in the Company will first be allocated to the excess distributions account to reduce the balance to zero and subsequent capital contributions will be allocated to paid-in capital.

Spin-off

      On December 31, 2004, CenTra distributed all of UTSI’s common stock owned by it to Matthew T. Moroun and a trust controlled by Manuel J. Moroun, the sole shareholders of CenTra.

Change in Capital Structure

      On November 1, 2004, the Company amended its articles of incorporation increasing the authorized common shares to 40,000,000 and authorizing 5,000,000 share of preferred stock.

Exchange of Properties

      In December 2004, the Company agreed to exchange properties with CenTra whereby UTSI transferred one of its terminal yards in Detroit, Michigan with a book value of $718,000 to CenTra in exchange for a Tampa, Florida office building UTSI was leasing from CenTra. The Company believes the exchange will qualify as a tax-free exchange under the Internal Revenue Code. The property in Detroit, Michigan has a fair value of $1.1 million. The property in Tampa, Florida has a fair value of $1.2 million.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

UTSI will pay CenTra $94,000, the difference in fair values of the properties. UTSI will record the Tampa, Florida property at $225,000, CenTra’s net book value of $131,000 plus the $94,000 of consideration paid. For tax purposes, UTSI will record the property at $1,154,000, the fair value of the Detroit, Michigan property of $1,060,000 plus the $94,000 of consideration paid. A net deferred tax asset of $192,000 will be recorded resulting from the difference in the book and tax bases in the Tampa property, net of the deferred intercompany tax gain. Additionally, UTSI will record a deemed dividend distribution to CenTra equaling $395,000, the net book value of the Detroit, Michigan property less the book value of the Tampa property and the net deferred tax asset recorded.

Assignment of acquisition rights and sale of option and right of first refusal

      In December 2004, CenTra assigned UTSI its right to acquire the K and R property, a terminal yard in Dearborn, Michigan from a third party for $625,000. When UTSI acquires the property, CenTra will pay UTSI $12,500 for an option to acquire the property and a right of first refusal. Under the option, CenTra will have the right, for a three year period, to purchase the property from UTSI for $688,000, plus the cost of any future improvements UTSI makes to the property. Under the right of first refusal, if UTSI receives a bona fide offer from a third party to purchase or lease all or any portion of this property that UTSI decides to accept, UTSI must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms.

(12)	Stock Split

      On November 1, 2004, the Company amended its articles of incorporation increasing the authorized common shares to 40,000,000 and authorizing 5,000,000 shares of preferred stock. On November 4, 2004, the Board of Directors approved a 211-for-1 stock split of the Company’s common stock. The stock split was payable in the form of a stock dividend on November 4, 2004. The capital stock accounts, all share data and earnings per share give effect to the stock split, applied retroactively, to all periods presented.

      The following table summarizes the effects of the stock split on balances as of December 31, 2001 and 2002 (in thousands):

	As Previously
	Reported	Adjustment	As Restated

Issued and outstanding common stock — 2002	47	9,976	10,023
Common stock:
2001	$50	$10,500	$10,550
2002	$47	$9,976	$10,023
Additional paid-in capital:
2001	$30,386	$(10,500)	$19,886
2002	$25,847	$(9,976)	$15,871

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001, 2002 and 2003

      The following table summarizes the effects of the stock split on balances for the years ended December 31, 2001 and 2002 (in thousands, except per share data):

	As Previously
	Reported	Adjustment	As Restated

Earnings per common share:
Basic and diluted — 2001	$103.30	$(102.81)	$0.49
Basic and diluted — 2002	$149.46	$(148.75)	$0.71
Average common shares outstanding:
Basic and diluted — 2001	50	10,500	10,550
Basic and diluted — 2002	50	10,500	10,550
Reacquisition of common stock in 2002:
Number of shares	3	524	527
Common stock	$(3)	$(524)	$(527)
Paid-in capital	$(1,557)	$524	$(1,033)

(13)	Pro Forma Adjustments (unaudited)

      Subsequent to October 2, 2004, the Company declared $53,100,000 in cash dividends and three in-kind distributions with a fair value of $5,909,000 payable to CenTra and, in addition, incurred a deemed dividend in the amount of $395,000 in connection with the exchange of properties (see Note 11 — “Exchange of Properties”). Additionally, the Company made an in-kind distribution to CenTra on December 31, 2003 totaling $4,549,000. In accordance with guidance issued by the Securities and Exchange Commission, 3,129,202 additional shares of common stock have been included in the calculation of all pro forma earnings per common share and pro forma average common shares outstanding for the year ended December 31, 2003. The addition of these shares, the value of which would be $59,455,000 (using an assumed initial offering price of $19.00 per share and prior to the payment of underwriting discounts and offering expenses), gives effect to the sale of the number of additional shares that would have been necessary to pay the cash and in-kind distributions in excess of the undistributed net income of the Company for the twelve-months ended October 2, 2004. The distributions in excess of undistributed net income of the Company for the twelve-months ended October 2, 2004 was calculated as follows (in thousands):

Distributions payable from the proceeds of the initial public offering		$50,000
Cash and in-kind distributions paid and payable from the net income of UTSI for the twelve-months ended October 2, 2004	$13,953
Net income of UTSI for the twelve-months ended October 2, 2004	10,260
Distributions in excess of undistributed net income of UTSI for the twelve-months ended October 2, 2004		3,693
Distributions paid and payable in excess of net income of UTSI for the twelve-months ended October 2, 2004		$53,693

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED BALANCE SHEETS
December 31, 2003 and October 2, 2004

			Pro Forma
	December 31,	October 2,	October 2,
	2003	2004	2004

		(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash	$423	$2,556	$2,556
Accounts receivable — net	43,216	57,259	57,259
Due from CenTra and affiliates	1,691	1,455	1,455
Prepaid expenses and other	409	3,764	3,764
Real estate held for disposal other than by sale	—	2,570	2,570
Deferred income taxes	955	1,712	1,712

Total current assets	46,694	69,316	69,316

Property and equipment	31,691	39,049	39,049
Less accumulated depreciation	(14,502)	(16,437)	(16,437)

Property and equipment — net	17,189	22,612	22,612

Deferred income taxes	1,926	—	—
Goodwill	—	3,103	3,103
Intangible assets — net	1,031	7,319	7,319
Other assets	—	1,098	1,098

Total	$66,840	$103,448	$103,448

LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Dividends payable	$—	$—	$59,379
Lines of credit	12,881	30,251	30,251
Current portion of long-term debt	2,154	2,507	2,507
Accounts payable	12,174	22,543	22,543
Accrued expenses	6,072	9,312	9,312
Due to CenTra	464	—	—

Total current liabilities	33,745	64,613	123,992

Long-term liabilities:
Long-term debt	1,609	3,502	3,502
Deferred income taxes	—	255	255

Total long-term liabilities	1,609	3,757	3,757

Shareholder’s equity (deficit):
Common stock, no par value. Authorized 40,000 shares; issued and outstanding 10,023 shares	10,023	10,023	10,023
Paid-in capital	15,871	15,871	—
Loan receivable from CenTra	—	(4,043)	(4,043)
Retained earnings	5,592	13,227	—
Distributions in excess of CenTra’s contributed capital	—	—	(30,281)

Total shareholder’s equity (deficit)	31,486	35,078	(24,301)

Total	$66,840	$103,448	$103,448

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED STATEMENTS OF INCOME
Thirty-nine Weeks Ended September 27, 2003 and October 2, 2004

	2003	2004

	(In thousands,
	except per share data)
Operating revenues:
Truckload	$151,335	$175,280
Brokerage	29,558	46,690
Intermodal	21,501	25,937

Total operating revenues	202,394	247,907

Operating expenses:
Purchased transportation	149,352	184,402
Commissions expense	15,956	19,380
Other operating expense	3,137	3,589
Selling, general, and administrative	16,828	18,666
Insurance and claims	5,164	6,578
Depreciation and amortization	2,112	2,713

Total operating expenses	192,549	235,328

Income from operations	9,845	12,579
Interest income	141	69
Interest expense	(325)	(468)

Income before provision for income taxes	9,661	12,180
Provision for income taxes	3,567	4,545

Net income	$6,094	$7,635

Earnings per common share:
Basic and diluted	$0.61	$0.76
Average common shares outstanding:
Basic and diluted	10,023	10,023
Pro forma earnings per common share:
Basic and diluted		$0.58
Pro forma average common shares outstanding:
Basic and diluted		13,152

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Thirty-nine Weeks Ended September 27, 2003 and October 2, 2004

	2003	2004

	(In thousands)
Cash flows from operating activities:
Net income	$6,094	$7,635
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,112	2,713
Gain on disposal of property and equipment	—	(6)
Bad debt expense	536	1,227
Deferred income taxes	132	(466)
Change in assets and liabilities:
Accounts receivable and due from CenTra	(9,434)	(7,424)
Prepaid expenses and other	(2,174)	(2,776)
Accounts payable and accrued expenses	6,435	5,637
Due to CenTra	(605)	(464)

Net cash provided by operating activities	3,096	6,076

Cash flows from investing activities:
Capital expenditures	(245)	(2,873)
Proceeds from sale of property and equipment	—	53
Loans to CenTra	(10,016)	(4,043)
Acquisition of business, net of cash acquired	(250)	(13,334)

Net cash used in investing activities	(10,511)	(20,197)

Cash flows from financing activities:
Long-term debt borrowings	—	1,968
Repayments of long-term debt	(1,323)	(1,841)
Net borrowings under line of credit	8,777	16,127

Net cash provided by financing activities	7,454	16,254

Net increase in cash	39	2,133
Cash — beginning of period	798	423

Cash — end of period	$837	$2,556

Cash paid for interest	$329	$500

Cash paid for taxes	$222	$547

Supplemental cash flow information:
Fair value of assets acquired, including goodwill	$290	$26,529
Additional consideration payable	—	(1,607)
Liabilities assumed	(40)	(11,588)

Net cash paid	$250	$13,334

See accompanying notes to consolidated financial statements.

UNIVERSAL TRUCKLOAD SERVICES, INC.

(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 27, 2003 and October 2, 2004

(1)	Basis of Presentation

      Pursuant to the rules and regulations of the Securities and Exchange Commission, the accompanying consolidated financial statements of Universal Truckload Services, Inc. and its wholly owned subsidiaries (the Company or UTSI) have been prepared by UTSI, without audit by an independent registered public accounting firm. In the opinion of management, the unaudited consolidated financial statements include all normal recurring adjustments necessary to present fairly the information required to be set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted from these statements pursuant to such rules and regulations and, accordingly, should be read in conjunction with the consolidated financial statements as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003, included in this registration statement.

      Effective August 8, 2004, the Company completed the acquisition of all the issued and outstanding common shares of AFA Enterprises, Inc. (AFA), a Pennsylvania corporation (see Note 9). The accounts of AFA and its wholly owned subsidiaries are included in the Company’s consolidated balance sheet as of October 2, 2004 and in the Company’s consolidated statement of income for the period from August 8, 2004 through October 2, 2004.

      The Company’s fiscal year ends on December 31. The Company’s fiscal year consists of four quarters, each with 13 weeks.

(2)	Transactions with CenTra and Affiliates

      CenTra, Inc. (CenTra), UTSI’s sole stockholder, historically provided several services to its subsidiaries on a centralized basis, including treasury, legal, human resources, information technology, and tax services. In 2003 and 2004, CenTra continued to provide legal, human resources, and tax services to UTSI, but the Company now has its own information technology department and performs its own treasury functions. Accordingly, in 2003 the Company renegotiated the charges from CenTra for such services. For these services, CenTra charged the Company approximately $229,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004. The cost of these services is based on the utilization of the specific services. Management believes the allocation methods are reasonable. However, the costs of these services charged to UTSI are not necessarily indicative of the costs that would have been incurred if UTSI had internally performed or acquired these services as a separate unaffiliated entity.

      From time to time, the Company loans monies to CenTra. These loans are evidenced by promissory notes, are due on demand and bear interest at a rate equal to the rate the Company pays on borrowings under its secured line of credit, plus a nominal spread. No interest income or expense is recognized on amounts due to or due from CenTra and its affiliates that arise from non-lending business transactions in the ordinary course of business.

      UTSI leases terminal and office space from CenTra under month-to-month operating lease agreements. Building rental expenses include approximately $290,000 and $221,000 for these leases, for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, respectively. Purchased transportation includes approximately $70,000 and $50,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, respectively, for transportation equipment leased from CenTra on a month-to-month basis. In addition, other operating expenses includes $607,000 and $734,000 of maintenance and repairs expense paid to affiliates of CenTra for the thirty-nine weeks ended September 27, 2003 and October 2,

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004, respectively. The amounts due to CenTra for the above services, rentals, and current federal income taxes are reflected as a liability due to CenTra and affiliates and are settled on a regular basis.

      Operating revenues for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, include approximately $5,494,000 and $3,075,000, respectively, of freight services provided to CenTra and its affiliates. Related accounts receivable due from CenTra and its affiliates were $1,691,000 and $1,455,000 as of December 31, 2003 and October 2, 2004, respectively. The Company provides certain computer services to a subsidiary of CenTra. Amounts charged for such services totaled $43,000 in the thirty-nine weeks ended September 27, 2003 and October 2, 2004 and are reflected as a reduction of selling, general, and administrative expenses in the statement of income.

      UTSI paid approximately $4,481,000 and $5,587,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004 for workers’ compensation, personal liability and property damage insurance to its insurance carrier through an affiliate of CenTra. An affiliate of CenTra charged UTSI approximately $580,000 and $614,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, respectively, for employee health insurance.

      The Company earned interest of $141,000 on two loans to CenTra for the thirty-nine weeks ended September 27, 2003. These loans were settled on December 31, 2003.

      In February and March of 2004, the Company loaned CenTra an aggregate $4,000,000, bearing interest at approximately 3.5% and was due on demand. Interest income from CenTra for the thirty-nine weeks ended October 2, 2004 was $69,000. In October 2004, the Company and CenTra agreed to treat the loan and all unpaid interest as a dividend to CenTra.

(3)	Recent Accounting Pronouncements

      Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”. SFAS No. 141 requires the use of the purchase method of accounting for all future business combinations. SFAS No. 141 also requires the recognition of certain intangible assets acquired in business combinations as assets apart from goodwill. The adoption of SFAS 141 did not have an impact on the Company’s consolidated financial position or results of operations.

      In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, was issued. Under SFAS No. 142, an entity shall evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization or possible impairment. SFAS No. 142 became effective for the Company on January 1, 2002. SFAS No. 142 did not have any impact on the Company’s financial position or results of operations.

      The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, as well as certain provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The main objective of SFAS No. 144 is to further clarify certain provisions of SFAS No. 121 relating to the impairment of long-lived assets. SFAS No. 144 also includes more stringent requirements for classifying assets available for disposal and expands the scope of activities that will require discontinued operations reporting. The adoption of SFAS No. 144 did not have any impact on the Company’s financial position or results of operations.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The adoption of this pronouncement did not have an impact on the Company’s financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The Interpretation requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it assumes under the guarantee. This requirement applies to guarantees issued after December 31, 2002. Guarantees issued prior to January 1, 2003, are not subject to the recognition and measurement provisions of FIN 45 but are subject to expanded disclosure requirements. The adoption of this Interpretation did not have any impact on the Company’s financial position or results of operations.

      In December 2003, the FASB issued FASB Interpretation No. 46(R),“Consolidation of Variable Interest Entities — an Interpretation of ARB 51,” which is effective for financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company adopted this Interpretation on January 1, 2004. The adoption of this Interpretation did not have an impact on the Company’s financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” to address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires an entity to recognize the grant-date fair-value of stock options and other equity-based compensation issued to employees in the statement of income. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) is effective for the Company beginning July 1, 2005. However, the Company is electing to adopt the revised Statement on January 1, 2005. Because the Company currently has no stock options outstanding, the initial adoption of SFAS No. 123(R) did not have an impact on the Company’s consolidated financial statements.

(4)	Goodwill

      Goodwill consists of the excess purchase price over the fair value of the assets acquired in connection with the Company’s acquisition of AFA (see Note 9). A fair value approach will be used to test for impairment annually or when an impairment indicator exists.

(5)	Intangible Assets

      Intangible assets consist of the cost of customer relationships and agent contracts that have been acquired in business combinations. The gross amount recorded for the agent contracts is $1,537,000 as of December 31, 2003 and $8,063,000 as of October 2, 2004. The agent contracts are being amortized over

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

periods ranging from seven to fifteen years, which represents the expected average life of the agent contracts. Accumulated amortization is $506,000 and $744,000 as of December 31, 2003 and October 2, 2004, respectively. Amortization expense was $138,000 and $238,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, respectively.

      Estimated amortization expense by year is as follows (in thousands):

2004	$154
2005	617
2006	617
2007	597
2008	519
2009	433
Thereafter	4,382

Total	$7,319

(6)	Debt

      In March 2002, the Company established a line of credit with First Tennessee Bank, secured by the accounts receivable of Universal Am-Can, Ltd. (UACL) and Mason & Dixon Lines, Inc. (MADL), two of the Company’s wholly owned subsidiaries. The line of credit agreement provided for maximum borrowings of $20 million and contains certain restrictive covenants that must be maintained by UACL and MADL, including limitations on the payment of dividends. Borrowings on the line of credit were at an interest rate of LIBOR as of the first day of the calendar month plus 1.65%. On June 29, 2004, the Company’s line of credit agreement was amended, increasing its maximum borrowings to $40,000,000 and changing the interest rate to LIBOR as of the first day of the calendar month plus 1.80% (3.79% as of October 2, 2004). The amended line of credit agreement is secured by all of the Company’s accounts receivable and contains various restrictive covenants. The line of credit agreement expires August 31, 2005. The amounts outstanding at December 31, 2003 and October 2, 2004 are $12,881,000 and $29,720,000, respectively.

      Great American Lines, Inc., or GAL, a subsidiary of AFA, maintains a secured line of credit with PNC Bank National Association allowing GAL to borrow up to a maximum of $6.0 million. GAL’s secured line of credit is collateralized by substantially all of AFA’s assets and bears interest at the bank’s prime rate or LIBOR plus 1.75% (effective rate of 3.74% at October 2, 2004). The agreement governing GAL’s secured line of credit contains covenants, which require GAL to maintain a tangible net worth of at least $1.0 million, a ratio of indebtedness for borrowed money plus capital lease obligation to tangible net worth not to exceed 3.5 to 1 and a fixed charge coverage ratio of more than 1 to 1 as of the last day of each fiscal year. In addition the agreement may, in certain circumstances, limit AFA’s ability and the ability of its subsidiaries to sell or dispose of assets, incur additional debt, pay dividends or distributions or redeem common stock. The agreement also contains customary representations and warranties, affirmative and negative covenants and events of default. The secured line of credit expires in June 2005. At October 2, 2004, AFA had an outstanding balance of $531,000 under the secured line of credit.

      UACL acquired equipment from CenTra in 2002, which was financed by three promissory notes with Key Equipment Finance in the amount $4,998,000 and are secured by the equipment. The notes contain certain restrictive covenants that must be maintained by UACL. The notes carry an interest rate of LIBOR as determined as of the 28th day of the month plus 1.53% (3.52% as of October 2, 2004). The notes are payable in monthly fixed principal payments of $147,000 plus interest, through January 2005. At

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2, 2004, the Company was in default of its tangible net worth and debt to tangible net worth covenants contained in these notes. The Company received a waiver of these defaults and in December 2004, the agreement governing these notes was amended. Under the terms of the amended agreement, UTSI assumed all of the obligations under these notes. Additionally, the restrictive covenants UACL was required to maintain were replaced with restrictive covenants that UTSI is required to maintain.

      In 2003, UACL purchased 100 trailers from an unrelated party. The equipment purchase was financed by promissory notes with Key Equipment Finance totaling $1,916,900 secured by the equipment. The notes contain certain restrictive covenants that must be maintained by UACL. The notes carry an interest rate of LIBOR as determined as of the 28th day of the month plus 1.7% (3.69% as of October 2, 2004). The notes are payable in monthly fixed principal payments of $32,490 plus interest, through 2008. At October 2, 2004, the Company was in default of its tangible net worth and debt to tangible net worth covenants contained in these notes. The Company received a waiver of these defaults and in December 2004, the agreement governing these notes was amended. Under the terms of the amended agreement, UTSI assumed all of the obligations under these notes. Additionally, the restrictive covenants UACL was required to maintain were replaced with restrictive covenants that UTSI is required to maintain.

      In August and September 2004, UACL entered into two promissory notes with General Electric Capital Corporation totaling $1,968,000. The loans have an outstanding balance of $1,936,000 at October 2, 2004. The proceeds of these notes were used to finance the purchase of trailers. The notes are secured by the trailers purchased and are payable in monthly installments of $40,603, including interest at a weighted average rate of 5.55% through May 2009. The agreements also contain customary representations and warranties, affirmative and negative covenants, and events of default. At October 2, 2004, the Company was in default of its tangible net worth and debt to tangible net worth covenants contained in these notes. The Company received a waiver of these defaults and in December 2004, the covenants contained in the notes were amended.

      At October 2, 2004, AFA has thirteen loans and capital lease obligations outstanding with various financial institutions, with outstanding balances totaling $1,924,000. The loans and capital lease obligations are payable in monthly installments of approximately $118,000 including interest at rates ranging from the bank’s prime rate (4.25% at October 2, 2004) to 13.95% and are secured by property and equipment. The weighted average interest rate of AFA’s term loans and capital lease obligations is 6.26% at October 2, 2004.

      Future payments due on long-term debt and capital lease obligations as of October 2, 2004 are as follows (in thousands):

2005	$2,507
2006	1,435
2007	974
2008	835
2009	258

Total	$6,009

      The Company has issued three bank letters of credit for a total of $10,000 in connection with services provided to certain customers of the Company.

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Retirement Plan

      Prior to June 2004, the Company’s employees participated in a 401(k) defined contribution plan sponsored by its sole stockholder. In June 2004, the Company created a separate 401(k) defined contribution benefit plan for its employees. The employees’ balances were transferred to the new plan. Under both plans, the Company matched contributions up to $600 for employees who are not considered highly compensated. The Company made contributions of $26,000 and $31,000 for the thirty-nine weeks ended September 27, 2003 and October 2, 2004, respectively.

(8)	Contingencies

      There are pending actions arising during the ordinary conduct of business. In the opinion of the Company, the liability, if any, arising from these actions will not have a material effect on the Company’s financial position, results of operation or cash flows.

(9)	Acquisition

      Effective August 8, 2004, the Company acquired all the issued and outstanding common shares of AFA, a Pennsylvania corporation, for $15,340,000 including acquisition related expenditures of $233,000. $13,500,000 was funded through the Company’s secured line of credit and paid at closing. The remaining $1,607,000 owed to the former owner of AFA is included in accounts payable at October 2, 2004. The acquisition was accounted for using the purchase method of accounting. AFA provides both flatbed and dry van trucking services, as well as truck brokerage services. AFA operates through a contractor network of independent sales agents and owner-operators. In addition, AFA maintains a fleet of 40 tractors and 83 trailers and employs 47 drivers. The allocation of the purchase price, based on management’s estimate of the fair value of the assets and liabilities acquired is as follows (in thousands):

Current assets	$8,628
Property and equipment	7,642
Goodwill	3,103
Intangible asset	6,497
Other long-term assets	1,058
Current liabilities	(8,719)
Deferred tax liability	(1,890)
Long-term liabilities	(979)

$15,340

      The intangible asset acquired represents AFA’s customer and agency relationships and will be amortized over a period of fifteen years. The following unaudited pro forma combined historical results of

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operations for the thirty-nine weeks ended September 27, 2003 and October 2, 2004 are presented as if the Company had acquired AFA on January 1, 2003 (in thousands, except per share amounts):

	Thirty-nine Weeks Ended

	September 27,	October 2,
	2003	2004

Operating revenues	$257,032	$296,844
Net income	7,248	9,204
Earnings per share:
Basic	$0.72	$0.92
Diluted	0.72	0.92
Average common shares outstanding:
Basic	10,023	10,023
Diluted	10,023	10,023

      The pro forma information includes an adjustment for the effect of the amortization of the intangible asset recognized in the acquisition and other accounting adjustments recognized in recording the combination. This pro forma information is not necessarily indicative of future operating results.

(10)	Subsequent Events

     Acquisition of NYP & Associates, Inc.

      Effective November 1, 2004, the Company acquired the furniture, fixtures and customer list of NYP & Associates, Inc (NYP). NYP is a regional agency based provider of brokerage services primarily in the Eastern United Sates. The aggregate purchase price was $1,575,000 in cash. Under the purchase agreement, the Company is required to pay additional cash consideration to the former owners of NYP based on a percentage of all revenues during the period from November, 2004 to November, 2007. Any additional consideration paid to the former owners of NYP will be treated as an additional cost of acquiring NYP and will be recorded as an increase in the intangible asset. The acquisition was funded using the Company’s secured line of credit. The preliminary allocation of the purchase price is as follows (in thousands):

Property and equipment	$75
Intangible asset	1,500

$1,575

      The intangible asset acquired represents NYP’s customer relationships and will be amortized over a period of 7 years.

     Long-term Debt

      In October 2004, UACL entered into a $492,000 promissory note with General Electric Capital Corporation. The proceeds of this note were used to finance the purchase of trailers. The note is secured by the trailers purchased and is payable in monthly installments of $10,180, including interest at a rate of 5.67% through June 2009. The agreements also contain customary representations and warranties, affirmative and negative covenants, and events of default.

      In October and December 2004, Mason Dixon Intermodal entered into two promissory notes with Key Equipment Finance totaling $843,000. The proceeds from these notes were used to acquire container

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

chassis. The notes are payable in monthly installments totaling $20,449 plus interest at rates ranging from LIBOR plus 1.75% to 4.98%. The notes mature in December 2007 and July 2009. The loan agreements underlying these notes require Mason Dixon Intermodal to maintain various affirmative and negative covenants, including certain financial covenants.

     Stock Incentive Plan

      In December 2004, UTSI’s board of directors adopted the 2004 Stock Incentive Plan, which will be effective upon completion of the Company’s initial public offering. The plan allows for the issuance of a total of 500,000 shares. The grants may be made in the form of restricted stock bonuses, restricted stock purchase rights, stock options, phantom stock units, restricted stock units, performance share bonuses, performance share units or stock appreciation rights.

     Dividends

      In October 2004, the Company declared and paid a cash dividend to CenTra of $3,100,000. In addition, the Company declared three in-kind dividends consisting of 1) real estate purchased in connection with the acquisition of AFA with a fair value of $1,850,000, 2) a loan receivable from CenTra totaling $4,043,000 and 3) the right of first refusal and an option to reacquire certain real estate obtained from CenTra on December 31, 2003. The net book value of the real estate dividend of $1,841,000 has been classified as real estate held for disposal other than by sale in the consolidated balance sheet. Under the right of first refusal, if the Company receives a bona fide offer from a third party to purchase or lease all or any portion of this property that it decides to accept, the Company must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms. In addition, CenTra has the right until October 2007 to purchase the property from the Company for $11,616,000, plus the cost of any future improvements made to the property by the Company. The property has a book and fair value of $3,517,000 and $10,616,000, respectively, at October 2, 2004. The dividend of the right of first refusal and option will be recorded at fair value as a reduction of retained earnings and an increase to paid-in capital.

      On December 28, 2004, the Company’s board of directors declared a dividend of $50 million payable to CenTra. The Company anticipates paying this dividend from the proceeds of its initial public offering. The effect of the dividend is a reduction in the balances of retained earnings and paid-in capital to zero. The portion of the dividend in excess of retained earnings and paid-in capital is reflected as distributions in excess of Centra’s contributed capital. Net income (loss) in future years will continue to be credited (debited) to retained earnings. Future capital contributions in the Company will first be allocated to the excess distributions account to reduce the balance to zero and subsequent capital contributions will be allocated to paid-in capital.

Spin-off

      On December 31, 2004, CenTra distributed all of UTSI’s common stock owned by it to Matthew T. Moroun and a trust controlled by Manuel J. Moroun, the sole shareholders of CenTra.

     Stock Split

      On November 1, 2004, the Company amended its articles of incorporation increasing the authorized common shares to 40,000,000 and authorizing 5,000,000 share of preferred stock. On November 4, 2004, the Board of Directors approved a two hundred eleven-for-one stock split of the Company’s common stock. The stock split was payable in the form of a stock dividend on November 4, 2004. The capital stock

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounts, all share data and earnings per share give effect to the stock split, applied retroactively, to all periods presented.

Exchange of Properties

      In December 2004, the Company agreed to exchange properties with CenTra, whereby UTSI transferred one of its terminal yards in Detroit, Michigan with a book value of $718,000, on the date of transfer, to CenTra in exchange for a Tampa, Florida office building that UTSI was leasing from CenTra. The Company believes the exchange will qualify as a tax-free exchange under the Internal Revenue Code. The property in Detroit, Michigan has a fair value of $1.1 million. The property in Tampa, Florida has a fair value of $1.2 million. UTSI will pay CenTra $94,000, the difference in fair values of the properties. As of October 2, 2004, the net book value of UTSI’s property, $729,000, has been classified as real estate held for disposal other than by sale in the consolidated balance sheet. UTSI will record the Tampa, Florida property at $225,000, CenTra’s net book value of $131,000, on the date of transfer, plus the $94,000 of consideration paid. For tax purposes, UTSI will record the property at $1,154,000, the fair value of the Detroit, Michigan property of $1,060,000 plus the $94,000 of consideration paid. A net deferred tax asset of $192,000 will be recorded resulting from the difference in the book and tax bases in the Tampa property, net of the deferred intercompany tax gain. Additionally, UTSI will record a deemed dividend distribution to CenTra equaling $395,000, the net book value of the Detroit, Michigan property less the book value of the Tampa property and the net deferred tax asset recorded.

Assignment of acquisition rights and sale of option and right of first refusal

      In December 2004, CenTra assigned UTSI its right to acquire the K and R property, a terminal yard in Dearborn, Michigan from a third party for $625,000. When UTSI acquires the property, CenTra will pay UTSI $12,500 for an option to acquire the property and a right of first refusal. Under the option, CenTra will have the right, for a three year period, to purchase the property from UTSI for $688,000, plus the cost of any future improvements UTSI makes to the property. Under the right of first refusal, if UTSI receives a bona fide offer from a third party to purchase or lease all or any portion of this property that UTSI decides to accept, UTSI must notify CenTra of this fact and CenTra may elect to lease or purchase, as applicable, the portion of the property that is subject to such offer on the same terms.

(11)	Pro Forma Adjustments

      The pro forma balance sheet as of October 2, 2004 contains pro forma adjustments for (i) $53,100,000 in cash dividends, (ii) three in-kind distributions with a fair value of $5,909,000 payable to CenTra and (iii) a deemed dividend distribution to CenTra of $395,000. These dividends and distributions are shown as a dividend payable in the pro forma balance sheet as of October 2, 2004 and reflected as a reduction in retained earnings and paid-in capital to zero. The portion of these dividends and distributions that exceeds retained earnings and paid-in capital is shown as distributions in excess of CenTra’s contributed capital in the pro forma balance sheet. Additionally, the Company made an in-kind distribution to CenTra on December 31, 2003 totaling $4,549,000, which is already reflected in the historical financial statements.

      In accordance with guidance issued by the Securities and Exchange Commission, 3,129,202 additional shares of common stock have been included in the calculation of all pro forma earnings per common share and pro forma average common shares outstanding for the thirty-nine weeks ended October 2, 2004. The addition of these shares, the value of which would be $59,455,000 (using an assumed initial offering price of $19.00 per share and prior to the payment of underwriting discounts and offering expenses) gives effect to the sale of the number of additional shares that would have been necessary to pay the cash and in-kind distributions in excess of the undistributed net income of the Company for the twelve-months ended

UNIVERSAL TRUCKLOAD SERVICES, INC.
(a wholly-owned subsidiary of CenTra, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2, 2004. The distributions in excess of undistributed net income of the Company for the twelve-months ended October 2, 2004 was calculated as follows (in thousands):

Distributions payable from the proceeds of the initial public offering		$50,000
Cash and in-kind distributions paid and payable from the net income of UTSI for the twelve-months ended October 2, 2004	$13,953
Net income of UTSI for the twelve-months ended October 2, 2004	10,260
Distributions in excess of undistributed net income of UTSI for the twelve-months ended October 2, 2004		3,693
Distributions paid and payable in excess of net income of UTSI for the twelve-months ended October 2, 2004		$53,693

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder

AFA Enterprises, Inc.
Murrysville, Pennsylvania

      We have audited the accompanying consolidated balance sheet of AFA Enterprises, Inc. and its subsidiaries as of December 31, 2003 and the related consolidated statements of income, stockholder’s equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AFA Enterprises, Inc. and its subsidiaries as of December 31, 2003, and results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 9 to the financial statements, AFA Enterprises, Inc. changed its method of depreciation, recognition of revenue and accounting for various accruals.

/s/ SCHNEIDER DOWNS & CO., INC.

Pittsburgh, Pennsylvania

October 20, 2004

AFA ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEET
December 31, 2003

(Dollars in thousands,
except per share data)
ASSETS
Current Assets
Cash and cash equivalents	$969
Accounts receivable, net	5,929
Prepaid expenses and deposits	538

Total Current Assets	7,436
Property, Plant and Equipment — Net of accumulated depreciation of $5,780 — Note 2	5,028
Other Assets
Cash value — life insurance policies — Note 3	212
Deposits with insurance carriers	700

912

Total Assets	$13,376

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Note payable — bank — Note 4	$479
Current maturities of long-term debt — Note 4	2,198
Accounts payable — trade	3,614
Accrued expenses	2,399

Total Current Liabilities	8,690
Long-Term Debt — Net of current portion — Note 4	1,693

Total Liabilities	10,383

Stockholder’s Equity
Common stock, par value $1 per share; 100,000 shares authorized and 76,497 issued and outstanding	76
Additional paid-in capital	8
Retained earnings	2,909

Total Stockholder’s Equity	2,993

Total Liabilities and Stockholder’s Equity	$13,376

The accompanying notes are an integral part of these consolidated financial statements.

AFA ENTERPRISES, INC.

CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2003

(Dollars in thousands)
Operating Revenue	$70,625
Operating Expenses
Purchased transportation	54,197
Commissions	2,788
Selling, general and administrative	8,519
Insurance and claims	2,174
Depreciation	1,042
Other	482

Total operating expenses	69,202
Income from Operations	1,423
Other Income (Expenses)
Interest expense	(371)
Interest income	21
Gain on sales of property and equipment	171

Total Other Expenses	(179)

Net Income	$1,244

Pro Forma data (unaudited)
Historical income before taxes	$1,244
Pro Forma income tax expense	493

Net income adjusted for pro forma income tax expense	$751

The accompanying notes are an integral part of these consolidated financial statements.

AFA ENTERPRISES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
For the Year Ended December 31, 2003

		Additional		Total
	Common	Paid-in	Retained	Stockholder’s
	Stock	Capital	Earnings	Equity

	(Dollars in thousands)
Balance, December 31, 2002 as previously reported	$76	$8	$2,137	$2,221
Correction in accounting for depreciation and accruals	—	—	832	832

Balance, December 31, 2002, as restated	76	8	2,969	3,053

New income	—	—	1,244	1,244
Distributions to stockholder	—	—	(1,304)	(1,304)

Balance, December 31, 2003, as restated	$76	$8	$2,909	$2,993

The accompanying notes are an integral part of these consolidated financial statements.

AFA ENTERPRISES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

(Dollars in thousands)
Cash Provided by Operating Activities
Net income	$1,244
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,042
Gain on sales of property and equipment	(171)
Changes in assets and liabilities
Accounts and notes receivable	1,201
Prepaid expenses and other operating assets	(105)
Accounts payable and accrued expenses	(994)

Net Cash Provided by Operating Activities	2,217

Cash Provided by Investing Activities
Acquisition of property and equipment	(13)
Proceeds from disposals of property and equipment	388

Net Cash Provided by Investing Activities	375

Cash Used for Financing Activities
Net repayments on line of credit	(1,947)
Payments on long-term debt	(1,279)
Payments on notes payable — stockholder	(366)
Distribution to stockholder	(274)

Net Cash Used for Financing Activities	(3,866)

Net Decrease in Cash	(1,274)
Cash and Cash Equivalents — Beginning of year	2,243

Cash and Cash Equivalents — End of year	$969

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$361

Note issued to stockholder in lieu of cash distributions	$1,030

The accompanying notes are an integral part of these consolidated financial statements.

AFA ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

Note 1 —	Summary of Significant Accounting Policies

Organization and Nature of Operations

      AFA Enterprises, Inc. (AFA or Company) is the parent of a consolidated group of companies that operates various integrated business segments within the transportation industry. Two of the subsidiaries, Great American Lines, Inc. (GAL) and Great American Logistics, Inc. (GALOG) generate all of the group’s revenue, which consists of freight revenue for services rendered. The Company operates within the trucking industry primarily east of the Mississippi River, predominantly as a truckload motor carrier and having only one reportable segment.

      On August 12, 2004, Universal Truckload Services, Inc., a wholly owned subsidiary of CenTra, Inc., acquired 100% of the Common Stock of AFA, pursuant to a Stock Purchase Agreement dated August 12, 2004, for a purchase price in excess of book value.

Revenue Recognition

      Revenue is recognized when a shipment is complete.

Reporting Periods

      The Company operates on 13, four-week reporting periods, resulting in a 52- or 53-week year. The Company’s year ends on the last Saturday in December. The Company’s fiscal year-end was December 27, 2003. For financial reporting purposes, the year-end is stated as December 31.

Basis of Presentation

      The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Principles of Consolidation

      The consolidated financial statements include the accounts of AFA Enterprises, Inc. and its wholly owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

      For cash and cash equivalents, receivables, trade accounts payable, and accrued expenses, the carrying amount is a reasonable estimate of fair values as the assets are readily redeemable or short-term in nature and the liabilities are short-term in nature. The carrying amount for the line of credit and long-term debt approximates fair value because the interest rates are adjusted frequently.

AFA ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

      The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. A significant portion of the Company’s cash and cash equivalents is maintained at one financial institution located in southwestern Pennsylvania.

Accounts Receivable — Trade

      Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable are net of an allowance of $150,000 at December 31, 2003. Included in accounts receivable as of December 31, 2003 were unbilled receivables of approximately $1,423,000.

Concentration of Credit Risk

      The Company’s major customers consist primarily of companies in the steel industry, which accounted for approximately 63% of revenues in 2003 and 67% of the outstanding accounts receivable balances as of December 31, 2003. The Company’s largest customer accounted for approximately 33% of freight revenue generated in 2003 and 19% of accounts receivable as of December 31, 2003.

Property, Plant and Equipment

      Property, plant and equipment are recorded at cost including expenditures for additions and major improvements. Maintenance and repairs that are not considered to extend the useful life of assets are charged to operations as incurred. The cost of assets sold or retired and related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in other income (expense) for the year.

      For financial reporting, depreciation of property, plant and equipment is computed on the straight-line method.

      Depreciable lives on the various classes of assets are as follows:

Years

Buildings and improvements	10 to 40 yrs.
Motor equipment	5 to 6 yrs.
Furniture, fixtures and equipment	5 to 7 yrs.

Tax Status

      AFA has elected, by consent of its stockholder, to be treated as an S Corporation for federal and state income tax purposes. In addition, all subsidiaries have elected Qualified Subchapter S Subsidiary (QSSS) status. Under these elections, the subsidiaries are not treated as separate corporations for tax purposes, but rather all QSSS assets, liabilities and taxable income or loss are treated as belonging to AFA. Under Subchapter S of the Internal Revenue Code, the stockholder, rather than AFA, has the responsibility for Federal and state income taxes. Accordingly, no provision for federal or state income taxes has been made in the accompanying consolidating financial statements.

      On August 8, 2004, AFA was acquired by Universal Truckload Services, Inc. As a result, AFA no longer qualifies as an S Corporation. Accordingly, a pro forma income tax provision has been calculated as

AFA ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

if the Company had been taxable as a C Corporation. The effective tax rate used in the unaudited pro forma income tax calculations is based on the federal statutory rate plus applicable state income taxes plus non-deductible expenses.

Distributions

      The Company has a practice of paying distributions in order to provide the stockholder with sufficient cash to meet income tax requirements.

Note 2 — Property, Plant and Equipment

      Property, plant and equipment consist of the following at December 31, 2003 (dollars in thousands):

Land	$401
Buildings and improvements	3,423
Motor equipment	5,040
Furniture, fixtures and equipment	1,944

10,808
Less: Accumulated depreciation	(5,780)

Property, plant and equipment — net of accumulated depreciation	$5,028

      The cost, accumulated depreciation and net book value of assets held under capital leases were approximately $1,630,000 $551,000 and $1,079,000 respectively, at December 31, 2003.

Note 3 — Cash Values — Life Insurance Policies

      The Company is the owner and beneficiary of insurance policies carried on the life of the stockholder. The approximate cash value was $212,000 at December 31, 2003 and is included in other assets in the accompanying balance sheets. The policies have an approximate aggregate face value of $2,620,000 at December 31, 2003.

Note 4 — Note Payable — Bank and Long-Term Debt

      The Company has a $6,000,000 revolving line-of-credit agreement with a bank, which, as amended, expires in June 2005. Interest on the line is either at the prime interest rate (4% at December 31, 2003) or at LIBOR (1.16% at December 31, 2003) plus 1 3/4%, at the option of the Company on a quarterly basis. At December 31, 2003, the entire balance outstanding of $479,000 is at the LIBOR option. The agreement also requires the Company to maintain various covenants, which include, among other things, meeting certain financial ratios.

      The revolving credit note is collateralized by all accounts receivable, inventory and general intangibles of GAL and the cross-collateral (suretyship agreement) of AFA and its other subsidiaries. The note is also subject to various provisions included in the cash collateral account, security, subordination and credit agreements.

AFA ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Long-term debt consists of the following at December 31, 2003 (dollars in thousands):

Note payable — bank — payable in monthly installments of approximately $9 of principal and interest at prime (4% at December 31, 2003) through February 2007, collateralized by certain property	$289
Various notes payable and capital lease obligations — payable in monthly installments aggregating approximately $150 of principal and interest ranging from 0% to 9%, and due dates ranging from 2004 to 2007, collateralized by the related equipment	2,572
Note payable — stockholder (see below)	1,030

3,891
Less: Current portion	2,198

$1,693

      The Company has a note payable to its sole stockholder bearing interest at 6%. The note was issued in lieu of cash distributions of $1,030,000 in 2003. The distributions have been excluded from the statements of cash flows as noncash financing transactions. There were no outstanding advances at December 31, 2003. Substantially all of the note payable was paid to the stockholder as of March 15, 2004.

      Approximate annual amount of principal payments on long-term debt and future minimum lease payments required under capitalized lease obligations are as follows (dollars in thousands):

Year Ending December 31,	Long-Term	Capitalized	Total

2004	$1,838	$406	$2,244
2005	729	388	1,117
2006	366	193	559
2007	2	59	61
Thereafter	—	—	—

	$2,935	1,046	3,981

Less: Amount representing interest		(90)	(90)

Total long-term debt and capitalized leases		$956	$3,891

Note 5 —	Leasing Arrangements

      The Company leases certain vehicles, equipment and office space under noncancelable operating leases. Total rent expense amounted to approximately $258,000 for the year ended December 31, 2003.

      Approximate minimum future rental payments under noncancelable operating leases having remaining lease terms in excess of one year are as follows (dollars in thousands):

Year Ending
December 31,	Amount

2004	$203
2005	186
2006	114
2007	60

$563

AFA ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 —	Retirement Plan

      The Company maintains a Simplified Employee Pension Plan, which covers all full-time employees. Eligibility requirements include completion of one year of service and attaining the age of 21. Contributions to the plan are at management’s discretion. There was no contribution for the year ended December 31, 2003.

Note 7 —	Contingencies

      There are pending actions arising during the ordinary conduct of business. In the opinion of the Company, the liability, if any, arising from these actions will not have a significant effect on the Company’s financial position, results of operations or liquidity.

Note 8 —	Related-Party Transactions

      The Company purchased transportation and leased equipment from companies that are owned by certain employees of the Company that approximated $2 million for the year ended December 31, 2003.

Note 9 —	Restatement

      Retained earnings as of December 31, 2002 have been restated to reflect the correction in accounting for the following:

•	Change in accounting for depreciation to a straight-line method over the estimated useful lives of the equipment, including the related gains and losses on disposition of assets, which increased retained earnings $158,000.

•	Change in accounting for various accruals, which increased retained earnings $679,000.

•	Change in accounting for revenue recognition to a method where revenue is recorded ‘when the shipment is complete,’ which decreased retained earnings $5,000.

      The cumulative effect of these changes was an $832,000 increase to retained earnings as of December 31, 2002.

      The effects of the above corrections on net income for the year ended December 31, 2003 are as follows (dollars in thousands):

Net income, as previously reported	$1,084
Depreciation	126
Loss on disposition of assets	(46)
Revenue recognition and timing of related costs	80

Net income, as restated	$1,244

AFA ENTERPRISES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	August 7,
	2003	2004

		(Unaudited)

	(Dollars in thousands,
	except per-share data)
ASSETS
Current Assets
Cash and cash equivalents	$969	$399
Accounts receivable, net	5,929	7,105
Other receivables	—	505
Prepaid expenses and deposits	538	619

Total Current Assets	7,436	8,628
Property, Plant and Equipment — Net of accumulated depreciation of $5,780 and $6,056 at December 31, 2003 and August 7, 2004, respectively	5,028	4,365
Other Assets
Cash value — life insurance policies	212	283
Deposits with insurance carriers	700	775

	912	1,058

Total Assets	$13,376	$14,051

LIABILITIES AND STOCKHOLDER’S EQUITY
Current Liabilities
Note payable — bank — Note 3	$479	$1,243
Current maturities of long-term debt — Note 3	2,198	1,140
Accounts payable — trade	3,614	4,202
Accrued expenses	2,399	2,134

Total Current Liabilities	8,690	8,719
Long-Term Debt — Net of current portion — Note 3	1,693	979

Total Liabilities	10,383	9,698

Stockholder’s Equity
Common stock, par value $1 per share; 100,000 shares authorized and 76,497 issued and outstanding	76	76
Additional paid-in capital	8	8
Retained earnings	2,909	4,269

Total Stockholder’s Equity	2,993	4,353

Total Liabilities and Stockholder’s Equity	$13,376	$14,051

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFA ENTERPRISES, INC.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Eight Periods Ended August 7, 2004

(Unaudited)
(Dollars in
thousands)
Operating Revenue	$48,937
Operating Expenses
Purchased transportation	37,836
Commissions	1,925
Selling, general and administrative	5,172
Insurance and claims	930
Depreciation	575
Other	432

Total Operating Expenses	46,870

Income from Operations	2,067
Other Income (Expenses)
Interest expense	(172)
Interest income	8
Gain on sales of property and equipment	103

Total Other Expenses	(61)

Net Income	$2,006

Pro Forma Data (unaudited)
Historical income before taxes	$2,006
Pro forma income tax expense	802

Net income adjusted for pro forma income tax expense	$1,204

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFA ENTERPRISES. INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
For the Eight Periods Ended August 7, 2004

				Total
	Common	Additional	Retained	Stockholder’s
	Stock	Paid-In Capital	Earnings	Equity

	(Unaudited)
	(Dollars in thousands)
Balance, December 31, 2003	$76	$8	$2,909	$2,993

Net income	—	—	2,006	2,006
Distributions to stockholder	—	—	(646)	(646)

Balance, August 7, 2004	$76	$8	$4,269	$4,353

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFA ENTERPRISES, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Eight Periods Ended August 7, 2004

(Dollars in thousands)
(Unaudited)
Cash Provided by Operating Activities
Net income	$2,006
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	575
Gain on sales of property and equipment	(103)
Changes in assets and liabilities
Accounts and other receivable	(1,681)
Prepaid expenses and other operating assets	(227)
Accounts payable and accrued expenses	324

Net Cash Provided by Operating Activities	894

Cash Provided by Investing Activities
Acquisition of property and equipment	(56)
Proceeds from disposals of property and equipment	252

Net Cash Provided by Investing Activities	196

Cash Used for Financing Activities
Net proceeds on line of credit	764
Payments on long-term debt	(748)
Payments on notes payable — stockholder	(1,030)
Distributions to stockholder	(646)

Net Cash Used for Financing Activities	(1,660)

Net Decrease in Cash	(570)
Cash and Cash Equivalents — Beginning of period	969

Cash and Cash Equivalents — End of period	$399

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest	$184

The accompanying notes are an integral part of these condensed consolidated financial statements.

AFA ENTERPRISES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Summary of Significant Accounting Policies

                  Organization and Nature of Operations

      AFA Enterprises, Inc. (AFA or Company) is the parent of a consolidated group of companies that operates various integrated business segments within the transportation industry. Two of the subsidiaries, Great American Lines, Inc. (GAL) and Great American Logistics, Inc. (GALOG), generate all of the group’s revenue, which consists of freight revenue for services rendered. The Company operates within the trucking industry primarily east of the Mississippi River, predominantly as a truckload motor carrier and having only one reportable segment.

      Effective August 8, 2004, Universal Truckload Services, Inc., a wholly owned subsidiary of Centra, Inc., acquired 100% of the Common Stock of AFA, for a purchase price in excess of book value.

     Reporting Periods

      The Company operates on 13, four-week reporting periods, resulting in a 52- or 53-week year. The Company’s year ends on the last Saturday in December. The Company’s fiscal year-end was December 27, 2003. For financial reporting purposes, the year-end is stated as December 31. The period December 28, 2003 to August 7, 2004 coincides with the closing date pursuant to the stock purchase agreement, and consists of eight complete four-week reporting periods.

     Interim Financial Statements

      The unaudited consolidated financial statements of the Company included herein have been prepared in accordance with accounting policies generally accepted in the United States of America for interim financial statements and do not include the information and disclosures required by accounting principles generally accepted in the United States of America for annual financial statements. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes as of and for the year ended December 31, 2003. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the results for the period have been included. The results of operations for the eight periods ended August 7, 2004 are not necessarily indicative of the results to be achieved for the full year.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Note 2 — Tax Status

      AFA has elected, by consent of its stockholder, to be treated as an S Corporation for federal and state income tax purposes. In addition, all subsidiaries have elected Qualified Subchapter S Subsidiary (QSSS) status. Under these elections, the subsidiaries are not treated as separate corporations for tax purposes, but rather all QSSS assets, liabilities and taxable income or loss are treated as belonging to AFA. Under Subchapter S of the Internal Revenue Code, the stockholder, rather than AFA, has the responsibility for federal and state income taxes. Accordingly, no provision for federal or state income taxes has been made in the accompanying consolidating financial statements.

AFA ENTERPRISES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On August 8, 2004, AFA was acquired by Universal Truckload Services, Inc. As a result, AFA no longer qualifies as an S Corporation. Accordingly, a pro forma income tax provision has been calculated as if the Company had been taxable as a C Corporation. The effective tax rate used in the unaudited pro forma income tax calculations is based on the federal statutory rate plus applicable state income taxes plus non-deductible expenses.

Note 3 — Note Payable — Bank and Long-Term Debt

      The Company has a $6,000,000 revolving line-of-credit agreement with a bank, which, as amended, expires in June 2005. Interest on the line is either at the bank’s prime lending rate (4.25% at August 7, 2004) or at London InterBank Offered Rate (LIBOR) (1.79% at August 7, 2004) plus 1.75%, at the option of the Company on a quarterly basis. At August 7, 2004, $750,000 of the balance outstanding is at the LIBOR option. The agreement also requires the Company to maintain various covenants, which include, among other things, meeting certain financial ratios.

      The revolving credit note is collateralized by all accounts receivable, inventory and general intangibles of GAL and the cross-collateral (suretyship agreement) of AFA and its other subsidiaries. The note is also subject to various provisions included in the cash collateral account, security, subordination and credit agreements.

      Long-term debt consists of the following (dollars in thousands):

	December 31,	August 7,
	2003	2004

Note payable — bank — payable in monthly installments of approx. $9 of principal and interest at the prime lending rate (4.25% at August 7, 2004) through February 2007, collateralized by certain property	$289	$236
Various notes payable and capital lease obligations — payable in monthly installments aggregating approximately $96 of principal and interest ranging from 0% to 13.95%, and due dates ranging from 2004 to 2009, collateralized by the related equipment	2,572	1,883
Note payable — stockholder (issued in lieu of cash distributions)	1,030	—

	3,891	2,119
Less: Current portion	2,198	1,140

	$1,693	$979

AFA ENTERPRISES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Approximate annual amount of principal payments on long-term debt and future minimum lease payments required under capitalized lease obligations due within the next twelve months are as follows (dollars in thousands):

	Long-Term	Capitalized
Year Ending August 7,	Debt	Lease	Total

2005	$823	$346	$1,169
2006	486	264	750
2007	131	108	239
2008	1	—	1
2009	1	—	1

	$1,442	718	2,160

Less: Amount representing interest		(41)	(41)

Total long-term debt and capitalized leases		$677	$2,119

Note 4 — Contingencies

      There are pending actions arising during the ordinary conduct of business. In the opinion of the Company, the liability, if any, arising from these actions will not have a significant effect on the Company’s financial position, results of operations or liquidity.

Note 5 — Related-Party Transactions

      The Company purchased transportation and leased equipment from companies that are owned by certain employees of the Company that approximated $1,800,000 during the eight periods ended August 7, 2004.

Note 6 — Subsequent Events

      In October 2004, the Company declared and made an in-kind distribution to Universal Am-Can, Ltd. consisting of certain real property located in Murrysville, Pennsylvania, formerly owned by the Company that had a book value of approximately $619,000 and a fair value of approximately $1,900,000.

      In November 2004, the Company received approximately $485,000 from its insurance providers related to recovery of expenses paid by the Company on a claim that settled during the eight periods ended August 7, 2004. The amount is included in other receivables as of August 7, 2004 and reduced insurance and claims expense in the statement of income for the eight periods ended August 7, 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Nunn Yoest Principals & Associates, Inc.
Gladstone, Missouri

      We have audited the balance sheet of Nunn Yoest Principals & Associates, Inc. as of December 31, 2003 and the related statements of income, stockholders’ equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nunn Yoest Principals & Associates, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

Kansas City, Missouri

December 17, 2004

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

BALANCE SHEET
December 31, 2003
(In thousands)

ASSETS (NOTE 4)
Current assets:
Cash	$73
Accounts receivable — net (Notes 2 and 3)	2,984
Note receivable — stockholder (Note 8)	103
Prepaid expenses	32

Total current assets	3,192

Furniture, fixtures and equipment, net of accumulated depreciation of $168	42

Other assets	13

Total assets	$3,247

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$983
Accrued expenses	150

Total current liabilities	1,133

Commitments and contingencies (Notes 5 and 9)
Stockholders’ equity:
Common stock, $20 par value. Authorized 300 shares; issued 300 shares; outstanding 200 shares	6
Paid-in capital	82
Retained earnings	2,034

2,122
Less: Cost of treasury stock, 100 shares	(8)

Total stockholders’ equity	2,114

Total liabilities and stockholders’ equity	$3,247

See accompanying notes to financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

STATEMENT OF INCOME
For The Year Ended December 31, 2003
(In thousands)

Operating revenues (Note 3)	$23,619
Operating expenses:
Purchased transportation	20,616
Selling, general, and administrative	2,777
Insurance and claims	40
Depreciation	14

Total operating expenses	23,447

Income from operations	172
Interest income	31

Net income	$203

Pro Forma Data (Unaudited)
Historical income before taxes	$203
Pro forma income tax expense	81

Net income adjusted for pro forma income tax expense	$122

See accompanying notes to financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY
For The Year Ended December 31, 2003
(In thousands)

	Common	Paid-in	Retained	Treasury
	Stock	Capital	Earnings	Stock	Total

Balance, December 31, 2002	$6	82	1,831	(8)	1,911
Net income	—	—	203	—	203

Balance, December 31, 2003	$6	82	2,034	(8)	2,114

See accompanying notes to financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003
(In thousands)

Cash flows from operating activities:
Net income	$203
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	402
Depreciation	14
Change in assets and liabilities:
Accounts receivable	(279)
Prepaid expenses	(6)
Accounts payable and accrued expenses	220

Net cash provided by operating activities	554
Cash flows from investing activities:
Purchase of furnitures, fixtures and equipment	(14)
Advances to stockholder	(100)
Payment for deposit	(10)

Net cash used in investing activities	(124)

Cash flows from financing activities:
Principal payments on line of credit	(375)

Net increase in cash	55
Cash:
Beginning	18

Ending	$73

See accompanying notes to financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1	Nature of Business and Significant Accounting Policies:

Nature of Business:

      The Company’s business is intermediary marketing of freight, specifically intermodal rail and over the road freight by truckload and less than truckload carriers located throughout the United States of America and providing governmental transportation consulting services.

      A summary of the Company’s significant accounting policies follows:

Use of Estimates:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition:

      The Company is the primary obligor when rendering its freight delivery services and assumes the corresponding credit risk with customers. As such, revenue and the related purchased transportation expense are recognized on a gross basis when evidence of an arrangement exists, delivery has occurred at the receiver’s location, the revenue and related expenses are fixed and determinable and collectibility is reasonably assured. Revenue from consulting services relates to fees and commissions earned as a result of assisting transportation companies in complying with governmental freight regulations. Revenue from consulting services are recognized as the services are performed.

Accounts Receivable:

      Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Unbilled receivables consist of revenue relating to freight that has been delivered, but has not been invoiced as of December 31, 2003. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Accounts are considered past due after 45 days. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivables previously written off are recorded when received. Interest is charged on past due accounts and only recorded when the cash is collected. The allowance for uncollectible accounts receivable was $474,000 at December 31, 2003. Bad debt expense was $402,000 for the year ended December 31, 2003.

      Following is a rollforward of the allowance for doubtful accounts for the year ended December 31, 2003:

Balance — December 31, 2002	$348,000
Bad debt expense	402,000
Write-offs	(276,000)

Balance — December 31, 2003	$474,000

Furniture, Fixtures and Equipment:

      Furniture, fixtures and equipment is recorded at cost and depreciated over its useful life (5 to 7 years) using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the results of operations.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Maintenance and repairs, which do not improve or extend the useful life of the assets, are expensed in the year incurred.

Income Tax Status:

      The Company with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

      On November 1, 2004, Universal Truckload Services, Inc. acquired the Company. As a result, the Company no longer qualifies as an S Corporation. Accordingly, a pro forma income tax provision has been calculated as if the Company had been taxable as a C Corporation. The effective tax rate of 40% used in the unaudited pro forma income tax calculations is based on the federal statutory rate plus applicable state income taxes plus non-deductible expenses.

Advertising:

      The Company expenses the costs of advertising as incurred. Advertising expense was $13,000 for the year ended December 31, 2003.

Note 2	Accounts Receivable:

      At December 31, 2003, accounts receivable consists of the following:

Amounts currently due	$2,001,000
Unbilled amounts	1,457,000

3,458,000
Less: allowance for doubtful accounts	474,000

$2,984,000

Note 3	Major Customers:

      The Company arranges freight services for various branches of the federal government. The total revenue from these services was approximately 36% of total revenue for the year ended December 31, 2003. Accounts receivable from the federal government amounted to approximately 8% of total accounts receivable at December 31, 2003.

Note 4	Line of Credit and Pledged Assets:

      The Company has a line of credit, bearing interest at one-half percent over the bank’s prime rate (effective rate of 4.5% at December 31, 2003) and is due monthly. The available credit is the lesser of $1,000,000 or eligible accounts receivable. The line of credit is secured by substantially all assets of the Company and is guaranteed by the stockholders of the Company. The line of credit expired on August 1, 2004. There was no balance outstanding on the line of credit at December 31, 2003.

Note 5	Lease Commitments and Rent Expense:

      The Company leases its Atlanta facility through March 2006 and the Company also leases equipment through December 2005. The Company leases its Kansas City facility on a month to month basis. Rent expense for the year ended December 31, 2003 was approximately $76,000.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following is a schedule of future minimum lease commitments required under the operating leases:

2004	$36,000
2005	38,000
2006	9,000

Total	$83,000

Note 6	Employee Retirement Plan:

      The Company maintains a plan under which eligible employees may elect to defer a portion of their annual compensation, up to a maximum of 15%, pursuant to Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible to participate in the plan. The Company matches contributions on a discretionary basis as determined by the board of directors. Company contributions to the plan for the year ended December 31, 2003 were approximately $5,000.

Note 7	Fair Value of Financial Instruments:

      At December 31, 2003, financial instruments consisted of cash, accounts receivable, note receivable — stockholder, accounts payable and accrued expenses. The carrying value approximates the fair value for all financial instruments.

Note 8	Note Receivable — Stockholder:

      At December 31, 2003, note receivable — stockholder represents advances to one of the stockholders. The advances bear interest at 1 1/2% and are to be repaid no later than April 23, 2004. The advances are unsecured. The note was repaid in full in 2004.

Note 9	Subsequent Event:

      On November 1, 2004, Universal Truckload Services, Inc. a wholly owned subsidiary of CenTra, Inc. acquired certain assets of the company for $1,575,000 in cash, plus additional consideration contingent upon future revenues through 2007, pursuant to an asset purchase agreement. The acquired tangible assets were limited to furniture, fixtures and equipment.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

UNAUDITED BALANCE SHEETS
September 30, 2004
(In thousands)

	September 30,	December 31,
	2004	2003

ASSETS
Current assets:
Cash	$2,501	$73
Accounts receivable — net	3,592	2,984
Note receivable — stockholder	79	103
Prepaid expenses	33	32

Total current assets	6,205	3,192

Furniture, fixtures and equipment, net of accumulated depreciation of $183 and $168	52	42

Other assets	13	13

Total assets	$6,270	$3,247

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,834	$983
Accrued expenses	162	150

Total current liabilities	2,996	1,133

Commitments and Contingencies
Stockholders’ equity:
Common stock, $20 par value. Authorized 300 shares; issued 300 shares, outstanding 200 shares	6	6
Paid-in capital	82	82
Retained earnings	3,194	2,034

	3,282	2,122
Less: Cost of treasury stock, 100 shares	(8)	(8)

Total stockholders’ equity	3,274	2,114

Total liabilities and stockholders’ equity	$6,270	$3,247

See accompanying notes to unaudited financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

UNAUDITED STATEMENT OF INCOME
For The Nine Months Ended September 30, 2004
(In thousands)

Operating revenues	$25,335
Operating expenses:
Purchased transportation	21,842
Selling, general, and administrative	2,322
Insurance and claims	24
Depreciation	15

Total operating expenses	24,203

Income from operations	1,132
Interest income	28

Net income	$1,160

Pro Forma Data
Historical income before taxes	$1,160
Pro forma income tax expense	464

Net income adjusted for pro forma income tax expense	$696

See accompanying notes to unaudited financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

UNAUDITED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2004
(In thousands)

Cash flows from operating activities:
Net income	$1,160
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	40
Depreciation	15
Change in assets and liabilities:
Accounts receivable	(648)
Prepaid expenses	(1)
Accounts payable and accrued expenses	1,863

Net cash provided by operating activities	2,429

Cash flows from investing activities:
Purchases of furniture, fixtures and equipment	(25)
Advances to stockholder	(79)
Repayments of stockholder advances	103

Net cash used in investing activities	(1)

Net increase in cash	2,428
Cash:
Beginning	73

Ending	$2,501

See accompanying notes to unaudited financial statements.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1	Significant Accounting Policies:

      Unaudited interim financial statements: The accompanying unaudited interim financial statements of the NYP & Associates as of and for the nine month period ended September 30, 2004 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and should be read in conjunction with the financial statements as of and for the year ended December 31, 2003 included in this registration statement. These unaudited financial statements reflect, in the opinion of management, all material adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position, results of operations and cash flows for the periods presented. Operating results for the interim periods are not necessarily indicative of the results that can be expected for a full year.

Note 2	Accounts Receivable:

      At September 30, 2004, accounts receivable consists of the following:

Amounts currently due	$2,031,000
Unbilled amounts	2,055,000

4,086,000
Less: allowance for doubtful accounts	494,000

$3,592,000

Note 3	Major Customers:

      The Company arranges freight services for various branches of the federal government. The total revenue from these services was approximately 45% of total revenue for the nine-months ended September 30, 2004. Accounts receivable from the federal government amounted to approximately 2% of total accounts receivable at September 30, 2004.

Note 4	Line of Credit and Pledged Assets:

      The Company had a line of credit, bearing interest at one-half percent over the bank’s prime rate and was due monthly. The available credit was the lesser of $1,000,000 or eligible accounts receivable. The line of credit was secured by substantially all assets of the Company and was guaranteed by the stockholders of the Company. The line of credit expired on August 1, 2004.

Note 5	Income Tax Status:

      The Company with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

      On November 1, 2004, Universal Truckload Services, Inc. acquired the Company. As a result, the Company no longer qualifies as an S Corporation. Accordingly, a pro forma income tax provision has been calculated as if the Company had been taxable as a C Corporation. The effective tax rate of 40% used in the unaudited pro forma income tax calculations is based on the federal statutory rate plus applicable state income taxes plus non-deductible expenses.

NUNN YOEST PRINCIPALS & ASSOCIATES, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS — (Continued)

Note 6	Subsequent Event:

      On November 1, 2004, Universal Truckload Services, Inc. a wholly owned subsidiary of CenTra, Inc. acquired certain assets of the company for $1,575,000 in cash, plus additional consideration contingent upon future revenues through 2007, pursuant to an asset purchase agreement. The acquired tangible assets were limited to furniture, fixtures and equipment.

PROSPECTUS

Stephens Inc.

BB&T Capital Markets

Legg Mason Wood Walker

Incorporated

                    , 2005

      Until                     , 2005, all dealers that buy, sell or trade our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The following table sets forth the fees and expenses to be paid by Universal Truckload Services, Inc., or the Registrant, in connection with the issuance and distribution for the securities being registered hereunder. Except for the Securities and Exchange Commission registration fee and the NASD filing fee, all amounts are estimates.

Description	Amount

Securities and Exchange Commission registration fee	$14,571
NASD filing fee	12,000
The Nasdaq National Market listing fee	5,000
Accounting fees and expenses	550,000
Legal fees and expenses	600,000
Printing and engraving fees and expenses	300,000
Blue Sky fees and expenses	10,000
Transfer agent fees and expenses	6,000
Miscellaneous expenses	102,429

Total	$1,600,000

Item 14.     Indemnification of Directors and Officers.

      Sections 561 through 571 of the Michigan Business Corporation Act, or the MBCA, authorize indemnification of directors and officers of Michigan corporations. The Registrant’s Articles of Incorporation require the Registrant to indemnify directors and officers to the fullest extent permitted by Michigan law. The Registrant’s By-laws permit it to indemnify directors and officers against expenses, attorneys’ fees, judgments, penalties, fines and settlements reasonably incurred in connection with any threatened, pending or completed action or proceeding brought by a third party so long as the director or officer acted in good faith and in a manner reasonably believed not to be opposed to the best interests of the Registrant or, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Indemnification includes civil, criminal, administrative or investigative proceedings and service at the request of the Registrant as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not. The By-laws also allow the Registrant to indemnify directors and officers against expenses and attorneys’ fees related to any threatened, pending or completed action brought by or in the right of the Registrant so long as the director acted in good faith and in a manner reasonably believed not to be opposed to the best interests of the Registrant. The By-laws require the Registrant to indemnify officers and directors whose defense on the merits or otherwise has been successful; however, no indemnification is allowed as to any claim where the director or officer is judged to be liable to the Registrant in the performance of his or her duties to the Registrant unless such indemnification is specifically approved by the court in which such action was brought.

      Although the Registrant’s By-laws permit indemnification in the situations described above, each request for indemnification must be individually authorized by (1) the board by a majority of a quorum consisting of directors who were not parties or threatened to be made parties to the action or proceeding, (2) by independent legal counsel in a written opinion if such quorum is not obtainable or (3) the Registrant’s shareholders. To the extent that a director or officer is successful on the merits or otherwise in defense of any action, suit or proceeding, the Registrant’s By-laws dictate that he or she must be indemnified against expenses actually and reasonably incurred. The By-laws also provide that indemnification is a contractual right between the Registrant and the officer or director which is not adversely affected by a repeal of the By-law indemnification provisions.

      The Registrant’s board of directors has approved, and we have entered into, indemnification agreements with our directors and elected officers which provide for indemnification against expenses incurred in connection with, as well as judgments, fines and amounts paid in settlement resulting from any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, trustee, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, so long as such amounts have been actually and reasonably incurred by the indemnitee.

      Section 567 of the MBCA and the Registrant’s By-laws authorize the Registrant to purchase and maintain insurance on behalf of a person who is or was a director, officer, employee or agent of the Registrant or who serves at the request of the Registrant as a director, officer, employee or agent of a nonprofit or for profit foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether or not the Registrant would have the power to indemnify him or her under the By-laws or the laws of the State of Michigan. The Registrant intends to maintain a directors’ and officers’ insurance policy. The policy is expected to insure directors and officers against unindemnified losses from certain wrongful acts in their capacities as directors and officers and reimburse the Registrant for those losses for which the Registrant has lawfully indemnified the directors and officers. The policy will contain various exclusions, none of which apply to this offering.

      The Registration Rights Agreement filed as Exhibit 4.1 to this registration statement provides for indemnification by the Registrant of Matthew T. Moroun and a trust controlled by Manuel J. Moroun for certain liabilities arising under the Securities Act of 1933, and otherwise.

      The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant for certain liabilities arising under the Securities Act of 1933, and otherwise.

Item 15.     Recent Sales of Unregistered Securities.

      On December 10, 2004, the Registrant’s board of directors approved stock option grants to its employees under its Stock Incentive Plan covering an aggregate of 260,000 shares of common stock at an exercise price equal to the closing price on the first day of trading of the Registrant’s common stock. The Registrant issued these options in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

Item 16.     Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit	Description

†1.1	Form of Underwriting Agreement

‡2.1	Purchase Agreement, dated as of August 12, 2004, between Angelo A. Fonzi and Universal Truckload Services, Inc.

‡3.1	Amended and Restated Articles of Incorporation

‡3.2	Amended and Restated Bylaws, as amended on December 10, 2004

‡4.1	Registration Rights Agreement, dated as of December 31, 2004, among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Trust

‡4.2	Specimen Common Share Certificate

‡5	Opinion of Clark Hill PLC

‡10.1	Form of indemnification agreement entered into by the Registrant with each of its directors and officers

‡10.2	Universal Truckload Services, Inc. Stock Incentive Plan

Exhibit	Description

‡10.3	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Don Cochran

‡10.4	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Bob Sigler

‡10.5	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Leo Blumenauer

‡10.6	Consulting Agreement, dated as of August 12, 2004, between Universal Am-Can, Ltd. and Angelo A. Fonzi

‡10.7	Covenant Not to Compete, dated as of August 12, 2004, between Angelo A. Fonzi, Universal Am-Can, Ltd. and Universal Truckload Services, Inc.

‡10.8	Second Amendment to Loan Agreement, dated as of June 29, 2004, by and among Universal Truckload Services, Inc., Universal Am-Can, Ltd., The Mason and Dixon Lines, Inc., Mason-Dixon Intermodal, Inc., Economy Transport, Inc., Louisiana Transportation, Inc. and First Tennessee Bank National Association

‡10.9	Second Amendment to Security Agreement, dated as of June 29, 2004, by and between Universal Am-Can, Ltd. and First Tennessee Bank National Association

‡10.10	Second Amendment to Security Agreement, dated as of June 29, 2004, by and between The Mason and Dixon Lines, Inc. and First Tennessee Bank National Association

‡10.11	First Amendment to Security Agreement, dated as of June 29, 2004, by and between Mason Dixon Intermodal, Inc. and First Tennessee Bank National Association

‡10.12	Security Agreement, dated as of June 29, 2004, by and between Economy Transport, Inc. and First Tennessee Bank National Association

‡10.13	Security Agreement, dated as of June 29, 2004, by and between Louisiana Transportation, Inc. and First Tennessee Bank National Association

‡10.14	Tax Separation Agreement, dated as of December 31, 2004, between CenTra, Inc. and the Registrant

‡10.15	Transitional Services Agreement, dated as of December 31, 2004, between the Registrant and CenTra, Inc.

‡10.16	Fourth Amendment to Loan Agreement, dated as of December 27, 2004, by and among Universal Truckload Services, Inc., Universal Am-Can, Ltd., The Mason and Dixon Lines, Inc., Mason Dixon Intermodal, Inc., Economy Transport, Inc., Louisiana Transportation, Inc., Great American Logistics, Inc. and First Tennessee Bank National Association

‡10.17	Debt Subordination Agreement, dated as of December 27, 2004, by and among CenTra, Inc., Universal Truckload Services, Inc., and First Tennessee Bank National Association

‡16.1	Letter of Deloitte & Touche LLP, dated as of November 12, 2004

‡21	Subsidiaries of Universal Trucking Services, Inc.

*23.1	Consent of KPMG LLP

*23.2	Consent of Deloitte & Touche LLP

*23.3	Consent of Schneider Downs & Co., Inc.

*23.4	Consent of McGladrey & Pullen LLP

‡23.5	Consent of Clark Hill PLC (included in Exhibit 5)

‡24.1	Powers of Attorney

‡24.2	Power of Attorney of Ted B. Wahby

*	Filed herewith.

‡	Previously filed.

†	To be filed by amendment.

      (b) Financial Statement Schedules

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes therein.

Item 17.     Undertakings.

      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warren, State of Michigan, on January 19, 2005.

UNIVERSAL TRUCKLOAD SERVICES, INC.

By:	/s/ ROBERT E. SIGLER

Robert E. Sigler
Vice President, Chief Financial Officer, Secretary and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-1 has been signed on January 19, 2005 by the following persons in the capacities indicated.

Signature	Title

* Donald B. Cochran	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ ROBERT E. SIGLER Robert E. Sigler	Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)

* Matthew T. Moroun	Chairman of the Board

* Manuel J. Moroun	Director

* Joseph J. Casaroll	Director

* Angelo A. Fonzi	Director

Signature		Title

* Daniel C. Sullivan		Director

* Richard P. Urban		Director

* Ted B. Wahby		Director

By:	/s/ ROBERT E. SIGLER Robert E. Sigler Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

†1.1	Form of Underwriting Agreement

‡2.1	Purchase Agreement, dated as of August 12, 2004, between Angelo A. Fonzi and Universal Truckload Services, Inc.

‡3.1	Amended and Restated Articles of Incorporation

‡3.2	Amended and Restated Bylaws, as amended on December 10, 2004

‡4.1	Registration Rights Agreement, dated as of December 31, 2004, among the Registrant, Matthew T. Moroun and The Manuel J. Moroun Trust

‡4.2	Specimen Common Share Certificate

‡5	Opinion of Clark Hill PLC

‡10.1	Form of indemnification agreement entered into by the Registrant with each of its directors and officers

‡10.2	Universal Truckload Services, Inc. Stock Incentive Plan

‡10.3	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Don Cochran

‡10.4	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Bob Sigler

‡10.5	Employment Agreement, dated as of September 13, 2004, by and between Universal Truckload Services, Inc. and Leo Blumenauer

‡10.6	Consulting Agreement, dated as of August 12, 2004, between Universal Am-Can, Ltd. and Angelo A. Fonzi

‡10.7	Covenant Not to Compete, dated as of August 12, 2004, between Angelo A. Fonzi, Universal Am-Can, Ltd. and Universal Truckload Services, Inc.

‡10.8	Second Amendment to Loan Agreement, dated as of June 29, 2004, by and among Universal Truckload Services, Inc., Universal Am-Can, Ltd., The Mason and Dixon Lines, Inc., Mason-Dixon Intermodal, Inc., Economy Transport, Inc., Louisiana Transportation, Inc. and First Tennessee Bank National Association

‡10.9	Second Amendment to Security Agreement, dated as of June 29, 2004, by and between Universal Am-Can, Ltd. and First Tennessee Bank National Association

‡10.10	Second Amendment to Security Agreement, dated as of June 29, 2004, by and between The Mason and Dixon Lines, Inc. and First Tennessee Bank National Association

‡10.11	First Amendment to Security Agreement, dated as of June 29, 2004, by and between Mason Dixon Intermodal, Inc. and First Tennessee Bank National Association

‡10.12	Security Agreement, dated as of June 29, 2004, by and between Economy Transport, Inc. and First Tennessee Bank National Association

‡10.13	Security Agreement, dated as of June 29, 2004, by and between Louisiana Transportation, Inc. and First Tennessee Bank National Association

‡10.14	Tax Separation Agreement, dated as of December 31, 2004, between CenTra, Inc. and the Registrant

‡10.15	Transitional Services Agreement, dated as of December 31, 2004, between the Registrant and CenTra, Inc.

‡10.16	Fourth Amendment to Loan Agreement, dated as of December 27, 2004, by and among Universal Truckload Services, Inc., Universal Am-Can, Ltd., The Mason and Dixon Lines, Inc., Mason Dixon Intermodal, Inc., Economy Transport, Inc., Louisiana Transportation, Inc., Great American Logistics, Inc. and First Tennessee Bank National Association

‡10.17	Debt Subordination Agreement, dated as of December 27, 2004, by and among CenTra, Inc., Universal Truckload Services, Inc., and First Tennessee Bank National Association

‡16.1	Letter of Deloitte & Touche LLP, dated as of November 12, 2004

‡21	Subsidiaries of Universal Trucking Services, Inc.

*23.1	Consent of KPMG LLP

Exhibit	Description

*23.2	Consent of Deloitte & Touche LLP

*23.3	Consent of Schneider Downs & Co., Inc.

*23.4	Consent of McGladrey & Pullen LLP

‡23.5	Consent of Clark Hill PLC (included in Exhibit 5)

‡24.1	Powers of Attorney

‡24.2	Power of Attorney of Ted B. Wahby

*	Filed herewith.

‡	Previously filed.

†	To be filed by amendment.